FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 16, 2003

Commission File Number: 333-13096

AES DRAX HOLDINGS LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

AES DRAX HOLDINGS LIMITED

Annex A	Financial Projections

Annex B	Summary of Assumptions for Financial Projections (AES
Drax House Base Case and AES Drax House Low Case)

Annex C	Report entitled “Projections of Drax’s Operation in the Great
Britain Wholesale Energy Market” issued by ILEX Energy
Consulting, dated April 2003 (redacted)

Annex D	Report entitled “Drax Power Station, Independent Technical
Review, AES Drax Business Plan Issued March 2003” issued
by Stone & Webster Consultants, dated May 2003 (redacted)

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX HOLDINGS LIMITED

Date: July 16, 2003	By:	/s/ John Turner

Name: John Turner
Title: Director

2

ITEM 1.

INFORMATION RELEASE

General

On June 30, 2003 we furnished a Form 6-K to the SEC that included proposed restructuring terms (the “Restructuring Proposal”) for the restructuring (the “Restructuring”) of the secured debt of the AES Drax Companies (as defined below), supported by us and each of AES Drax Power Limited (“AES Drax Power”), AES Drax Acquisition Limited, AES Drax Financing Limited and other of our subsidiaries (together, the “ AES Drax Companies”), The AES Corporation (“AES”), the steering committee (the “Bank Steering Committee”) representing the syndicate of banks (the “Senior Banks”) which financed the £1,725 million secured bonds due 2015 (the “Eurobonds”) issued by us to finance the acquisition of the Drax power station, and the ad hoc committee (the “Ad Hoc Bond Committee” and, together with the Bank Steering Committee, the “Senior Creditors Committees”) formed by certain holders of our 9.07% Senior Secured Bonds due 2025 and 10.41% Senior Secured Bonds due 2020 (together the “Senior Bonds”).

As described in the Form 6-K filed on June 30, 2003 (the “June 30 6-K”), it was envisaged that after the requisite consents had been obtained for the entry into the July Standstill Agreement (which consents have now been obtained and which agreement has now been entered into), additional information relating to the Restructuring would be publicly provided for the benefit of Senior Bondholders and other parties who are interested in the Restructuring Proposal.

As we indicated in our June 30 6-K, we intend to seek consents to enter into an extended standstill agreement (the “Long Term Standstill Agreement”) in order to provide time for the implementation of the Restructuring. The Long Term Standstill Agreement will be entered into on substantially the same terms as the July Standstill Agreement currently in effect (a conformed copy of which was filed with the SEC on Form 6-K on July 11, 2003), subject to certain additional terms. We expect to file a summary of the additional terms together with a copy of the proposed Long Term Standstill Agreement on Form 6-K.

Any terms not otherwise defined in this Form 6-K have the meaning assigned to them in the June 30 6-K.

Projections and Independent Consultants’ Reports

Annex A includes Financial Projections, and Annex B contains a Summary of the Assumptions for Financial Projections utilized to prepare the projections (the “AES Drax House Case Projections”) of the AES Drax House Base Case and the AES Drax House Low Case included in Annex A. In addition, this report on Form 6-K contains reports by two independent consultants, which we refer to collectively as the “Independent Consultants’ Reports”: ILEX Energy Consulting Limited (“ILEX”) and Stone & Webster Consultants Limited (“Stone & Webster”). We refer to ILEX and Stone & Webster, collectively, as the “Independent Consultants”. A copy of the ILEX report (the “ILEX Report”) can be found in Annex C and a copy of the Stone & Webster report (the “Stone & Webster Report”) can be found in Annex D. Both reports have been redacted to omit certain commercially sensitive information. ILEX and Stone & Webster have consented to the inclusion of their reports in this Form 6-K.

1

The ILEX Report contains assumptions relating to price and volume utilized in the preparation of the ILEX Market Equilibrium Case included in the projections in Annex A hereto (the “ILEX Case Projections”, and together with the AES Drax House Case Projections, the “Projections”). The only items in the ILEX Case Projections derived from the ILEX Report are those relating to power, price generation and total revenue; all other items included in the ILEX Projections are based on cost and other assumptions prepared by us, and are the same as those used for the AES Drax House Case Projections. For more detail see the introduction to Annex B.

The Stone & Webster Report was prepared to assess the reasonableness of various budgets contained in an updated Business Plan provided to the Senior Creditors Committees in accordance with the Original Standstill Agreement (although the Business Plan is not being made, and will not be made, publicly available). The technical assumptions which were reviewed by Stone & Webster at the time and which formed the basis for the preparation of the Business Plan are substantially the same assumptions which have been used in connection with preparing the Projections which are included in Annex A hereto. It should be noted that the O&M fee referred to in Section 7.19 of the Stone & Webster Report (£5 million) has been revised, as part of the Restructuring Proposal, to £3.5 million with annual increases linked to an inflation index subject to an agreed cap.

The AES Drax House Case Projections are based on assumptions, estimates, projections, budgets and forecasts, including those relating to the Drax power station’s revenue and the costs associated with it, such as future market prices for energy, installed generating capacity and the level of dispatch (volume), as well as the future market prices of coal and the availability of coal. The AES Drax House Case Projections included in Annex A were prepared on the basis of assumptions that we believe are reasonable, a summary of which is included in Annex B. We do not intend to provide any revised or updated projections (other than in connection with the proposal to implement the Restructuring by way of scheme of arrangement) or an analysis of the differences between the Projections and actual operating results. In addition, certain assumptions are made relating to general business and economic conditions and taxation, the outcome of which cannot be predicted with any level of certainty. These assumptions and the other assumptions upon which we prepared our projections are subject to significant uncertainties, and actual results may differ, perhaps materially, from those projected.

The Independent Consultants’ Reports refer to, present, or review, among other things, projections of annual revenues and expenditures for the Drax power station over the next 15 to 30 years, estimates of the Drax power station’s production levels over such period, projections of trends in the power industry and various other projections and estimates. For purposes of preparing certain of these projections and estimates, the Independent Consultants relied on certain assumptions that are not within the control of any of the AES Drax Companies, the control of the Independent Consultants or the control of any other person. These assumptions are subject to significant uncertainties, and actual results will or could differ, perhaps materially, from those projected. Stone & Webster has evaluated the operations and maintenance budget of the Drax power station and the related assumptions and forecasts contained in this budget, based on a review of certain technical, environmental, economic and regulatory aspects of the Drax power station. The Stone & Webster Report contains a discussion of the principal technical assumptions and considerations utilized in preparing the Projections, which readers should review carefully.

2

None of the AES Drax Companies or the Independent Consultants can give any assurance that any of the assumptions included in any of Annexes A, B, C or D attached hereto are correct or that these projections and estimates will be reflected in actual results of operations. Therefore, no representations are made or intended to be made, nor should any be inferred, with respect to the likely existence of a particular future set of facts or circumstances. If actual results are materially less favorable than those shown in this report on Form 6-K, or if the assumptions used in formulating these projections and estimates prove to be incorrect, AES Drax Power’s ability to pay its operating expenses or our ability to make payments of the principal of and interest on the Restructured Debt may be materially adversely affected.

Senior Creditors Committees

Certain advisors to the Senior Creditors Committees have reviewed the assumptions and projections included in Annexes A and B to this Form 6-K and the Senior Creditors Committees are prepared to support the Restructuring Proposal on the basis of the financial projections included in this Form 6-K.

As part of their review of the assumptions and financial projections, the Senior Creditors Committees have reviewed and taken into account the Independent Consultants’ Reports included in Annexes C and D hereto.

Conference Call

Close Brothers, financial advisor to the Ad Hoc Bond Committee and Milbank, Tweed, Hadley & McCloy LLP, legal advisor to the Ad Hoc Bond Committee, will host a conference call on July 18, 2003 at 5:00 p.m. (London time) to discuss with Senior Bondholders the contents of this Form 6-K. The international dial-in telephone number is +44 1452 569 101. The domestic dial-in telephone number is 0800 073 0228. The Chairperson of the call is Martin Gudgeon. The call will be recorded and will be available for a period of seven days afterwards. The telephone number is +44 1452 550 000, with PIN 084581#. For further information Senior Bondholders should contact David Riddell (Close Brothers): +44 (0)20-7655-3203, Martin Gudgeon (Close Brothers): +44 (0)20-7655-3171, or Phillip Fletcher (Milbank Tweed): +44 (0)20-7448 3002.

Independent Directors

It is proposed by the Senior Creditors Committees that two new directors of AES Drax Holdings will be appointed before completion of the Restructuring. A short-list of candidates has been drawn up and approved among the Senior Creditors Committees. From those candidates, two individuals have been identified as potential directors for AES Drax Holdings. Discussions with potential directors continue.

Current Trading

During the six months ended June 2003, the Drax power station sold 12.5 TWhrs of power at an average capture price of £17.37/MWhr. The expectations based on the AES Drax House Base Case for the same period in 2003, were 12.7 TWhrs at an average price of £17.44/MWhr. Based on executed trades to date and market prices for the balance of the year, the Drax power station is currently in line to meet the AES Drax House Base Case expectations for the second half of the year (11.4 TWhrs at an average price of £17.65/MWhr).

Provision of Information

The information provided herein is not intended to form the basis of any investment, lending, credit, taxation, legal or other evaluation, and does not constitute an invitation or recommendation to lend or invest, or to continue to lend or invest in AES Drax Holdings or any of its affiliates.

3

Forward-Looking Statements

Certain statements included in this document, including the projections set forth herein in Annexes A, B, C and D, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should,” or “anticipates,” or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

  general economic and business conditions in the UK;
  changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements (“NETA”). NETA was implemented on March 27, 2001;
  power prices and resource availability and pricing;
  general industry trends;
  changes to the competitive environment;
  changes in business strategy, development plans or vendor relationships in the market for power in the UK;
  that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;
  that since December 12, 2002, we are operating under standstill arrangements with, inter alios, certain of our senior creditors (initially under the “Original Standstill Agreement”, and, after expiry thereof on May 31, 2003, under the “Further Standstill Agreement”, and, after expiry thereof on June 30, 2003 under the “July Standstill Agreement” which became effective July 11, 2003). The July Standstill Agreement is scheduled to terminate on July 31, 2003, save that the standstill period thereunder can be extended to August 14, 2003 in accordance with its terms;
  availability, terms and deployment of capital;
  interest rate volatility;
  changes in currency exchange rates, inflation rates and conditions in financial markets;
  availability of qualified personnel; and
  changes in the interpretation of tax law.

4

We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

5

ANNEX A

AESD House Base Case

Scenario: AESD House Base Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Operating Cash Flows
(£ mm unless otherwise stated)

Power price - real (£/MWh)	18.32	19.35	19.68	20.39	21.08	22.84	22.84	22.89	22.90	22.84	22.84	22.89
Power price - nominal (£/MWh)	19.06	20.65	21.53	22.87	24.23	26.91	27.59	28.34	29.05	29.71	30.45	31.29

Generation (million MWh)	23.9	24.9	24.9	24.0	24.1	24.9	24.9	24.0	24.1	24.9	24.9	24.0

Power sales revenue	455.5	513.3	535.2	548.6	583.2	670.7	687.4	679.9	699.3	740.3	758.8	750.5
Ancillary Revenues	19.9	20.7	21.2	21.5	22.1	22.9	23.5	23.8	24.5	25.4	26.0	26.4
ROC sales	16.6	15.7	14.0	13.3	13.7	14.5	14.9	4.5	0.0	0.0	0.0	0.0

Total revenue	492.0	549.7	570.5	583.4	618.9	708.1	725.8	708.2	723.8	765.7	784.9	776.8

Coal	(279.2)	(298.3)	(304.8)	(298.6)	(304.1)	(319.6)	(324.8)	(322.6)	(332.2)	(351.2)	(359.6)	(354.8)
Oil	(5.1)	(5.4)	(5.5)	(5.5)	(5.6)	(6.0)	(6.1)	(6.1)	(6.2)	(6.6)	(6.7)	(6.7)
Biomass	(12.8)	(13.6)	(14.0)	(13.8)	(14.2)	(15.1)	(15.5)	(4.6)	0.0	0.0	0.0	0.0

Fuel costs	(297.1)	(317.3)	(324.3)	(317.9)	(324.0)	(340.6)	(346.4)	(333.3)	(338.4)	(357.8)	(366.3)	(361.5)

O&M costs	(142.0)	(140.4)	(146.4)	(153.3)	(156.2)	(153.5)	(157.2)	(167.2)	(172.5)	(170.9)	(175.5)	(185.3)

Total operating costs	(439.1)	(457.8)	(470.7)	(471.2)	(480.2)	(494.1)	(503.6)	(500.5)	(510.9)	(528.7)	(541.9)	(546.8)

EBITDA	52.9	91.9	99.8	112.2	138.7	213.9	222.2	207.7	212.9	237.0	243.0	230.0
TXU-E Recovery	0.0	300.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Repayment	0.0	(300.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	1.6	(4.0)	1.5	(2.9)	(3.1)	(6.7)	(1.4)	(0.8)	(1.4)	(1.6)	(1.5)	(1.5)
Capex	(10.1)	(13.4)	(12.1)	(25.7)	(15.6)	(6.1)	(6.2)	(40.6)	(36.2)	(33.4)	(35.5)	(31.2)
Tax	0.0	0.0	0.0	0.0	0.0	0.0	(1.9)	(2.3)	(0.7)	(4.5)	(9.7)	(21.9)

Cash Available for Debt Service	44.4	74.5	89.2	83.6	120.1	201.1	212.7	164.1	174.6	197.5	196.2	175.4

1

AESD House Base Case

Scenario: AESD House Base Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Operating Cash Flows
(£ mm unless otherwise stated)

Power price - real (£/MWh)	22.90	22.84	22.84	22.89	22.90	22.84	22.84	22.89	22.90	22.84	22.84	22.89	22.90	22.84	22.84
Power price - nominal (£/MWh)	32.07	32.79	33.61	34.53	35.40	36.20	37.10	38.12	39.07	39.95	40.95	42.08	43.13	44.10	45.20

Generation (million MWh)	24.1	24.9	24.9	24.0	24.1	24.9	24.9	24.0	24.1	24.9	24.9	24.0	24.1	24.9	24.9

Power sales revenue	771.9	817.2	837.6	828.4	852.0	902.0	924.5	914.4	940.5	995.6	1,020.5	1,009.3	1,038.1	1,099.0	1,126.5
Ancillary Revenues	27.0	28.0	28.7	29.1	29.9	30.9	31.7	32.1	33.0	34.2	35.0	35.4	36.4	37.7	38.6
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	798.9	845.2	866.3	857.5	881.9	932.9	956.3	946.5	973.4	1,029.8	1,055.5	1,044.7	1,074.5	1,136.7	1,165.1

Coal	(364.9)	(387.3)	(396.9)	(391.7)	(402.8)	(427.5)	(438.1)	(432.3)	(444.6)	(471.8)	(483.5)	(476.9)	(490.3)	(520.2)	(533.0)
Oil	(6.9)	(7.3)	(7.4)	(7.4)	(7.6)	(8.0)	(8.2)	(8.2)	(8.4)	(8.8)	(8.9)	(8.7)	(8.8)	(9.1)	(9.2)
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(371.8)	(394.5)	(404.4)	(399.1)	(410.4)	(435.5)	(446.3)	(440.5)	(453.0)	(480.7)	(492.4)	(485.6)	(499.1)	(529.3)	(542.2)

O&M costs	(190.5)	(186.3)	(191.7)	(203.9)	(210.2)	(209.0)	(213.8)	(225.8)	(225.3)	(227.0)	(233.6)	(245.3)	(247.5)	(254.1)	(260.1)

Total operating costs	(562.3)	(580.9)	(596.1)	(603.0)	(620.6)	(644.5)	(660.2)	(666.3)	(678.3)	(707.6)	(726.0)	(730.9)	(746.6)	(783.3)	(802.2)

EBITDA	236.6	264.3	270.2	254.5	261.3	288.5	296.1	280.2	295.1	322.2	329.5	313.8	327.9	353.4	362.9
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(1.6)	(1.8)	(1.7)	(1.7)	(1.8)	(1.9)	(1.9)	(1.9)	(2.0)	(2.1)	(2.1)	(2.1)	(2.2)	(2.3)	(2.3)
Capex	(25.1)	(15.5)	(23.1)	(13.0)	(17.5)	(7.2)	(6.7)	(4.1)	(18.4)	(15.6)	(6.7)	(0.5)	(8.0)	(4.4)	(4.5)
Tax	(46.1)	(64.6)	(70.6)	(70.1)	(69.7)	(75.6)	(81.8)	(81.4)	(81.4)	(87.4)	(92.8)	(92.3)	(92.6)	(98.7)	(104.3)

Cash Available for Debt Service	163.8	182.5	174.8	169.7	172.3	203.8	205.7	192.9	193.2	217.0	227.9	219.0	225.1	247.9	251.8

2

AESD House Base Case

Scenario: AESD House Base Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Financing Cash Flows[1]
(£ mm unless otherwise stated)

Cash Available for Credit Support Facility	44.4	74.5	89.2	83.6	120.1	201.1	212.7	164.1	174.6	197.5	196.2	175.4
Interest Payments on Credit Support Facility	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)

Cash Available for Debt Service after Credit Support Facility	41.4	71.5	86.2	80.6	117.1	198.1	209.7	161.1	171.6	194.5	193.2	172.4
Tranche A1 Interest Payments including hedging	(24.0)	(25.8)	(26.3)	(25.9)	(24.6)	(20.3)	(13.3)	(9.1)	(5.4)	(1.1)	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	12.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	(9.5)	(18.2)	(43.4)	(33.1)	(27.4)	(20.2)	(5.0)	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Interest	(0.3)	(13.5)	0.4	1.3	4.3	7.0	4.2	3.8	4.2	1.1	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	(25.8)	(27.6)	(28.5)	(29.2)	(29.9)	(30.5)	(26.2)	(18.0)	(10.5)	(2.2)	0.0	0.0
Cash taken from Tranche A2 interest reserve to meet Tranche A2 Interest Payments	13.1	2.3	1.0	9.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	(15.4)	(1.0)	(9.2)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Principal	0.0	0.0	(4.8)	(9.1)	(26.1)	7.0	5.7	7.2	15.2	5.0	0.0	0.0
Tranche B Interest Payments	(3.0)	(4.8)	(5.0)	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)	(5.6)	(4.3)	0.0	0.0
Cash taken from Tranche B interest reserve to meet Tranche B Interest Payments	0.0	2.4	2.5	2.6	2.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	(3.5)	(4.0)	0.0	(2.6)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	(12.3)	(14.7)	(17.3)	(84.7)	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	(28.3)	(21.6)	(39.4)	(25.0)	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	(27.9)	(113.2)	(90.4)	(109.9)	(55.2)	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(69.5)	0.0	0.0
Tranche C Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(14.9)	(22.3)	(5.1)
Tranche C Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(23.5)	(170.9)	(97.6)

Cash available after Tranche C Principal Repayments	(1.7)	0.0	(0.0)	0.0	0.0	0.0	0.0	(0.0)	0.0	0.0	0.0	69.8

Equity Dividend	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(66.6)

Tr. A1 Interest	(24.0)	(25.8)	(26.3)	(25.9)	(24.6)	(20.3)	(13.3)	(9.1)	(5.4)	(1.1)	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	(9.5)	(18.2)	(43.4)	(33.1)	(27.4)	(20.2)	(5.0)	0.0	0.0

Total Scheduled Tr. A1 Debt Service	(24.0)	(25.8)	(26.3)	(35.5)	(42.8)	(63.7)	(46.4)	(36.5)	(25.6)	(6.1)	0.0	0.0

Tr. A1 ADSCR	1.60	x	2.65	x	3.18	x	2.22	x	2.76	x	3.28	x	4.67	x	4.63	x	7.35	x	32.26	x	n.a.	n.a.

DSRA BOP	24.8	12.8	26.3	30.8	38.6	60.4	46.4	36.5	25.6	6.1	0.0	0.0
Cash To / (From) DSRA	(12.0)	13.5	4.5	7.8	21.8	(14.0)	(9.9)	(11.0)	(19.4)	(6.1)	0.0	0.0

DSRA EOP	12.8	26.3	30.8	38.6	60.4	46.4	36.5	25.6	6.1	0.0	0.0	0.0

1 Proceeds received in respect of the TXU Claim are excluded from the Cash Flow Waterfall and (net of VAT) applied in prepayment of the B Debt.

3

AESD House Base Case

Scenario: AESD House Base Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Financing Cash Flows[1]
(£ mm unless otherwise stated)

Cash Available for Credit Support Facility	163.8	182.5	174.8	169.7	172.3	203.8	205.7	192.9	193.2	217.0	227.9	219.0	225.1	247.9	251.8
Interest Payments on Credit Support Facility	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)

Cash Available for Debt Service after Credit Support Facility	160.8	179.5	171.8	166.7	169.3	200.8	202.7	189.9	190.2	214.0	224.9	216.0	222.1	244.9	248.8
Tranche A1 Interest Payments including hedging	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from Tranche A2 interest reserve to meet Tranche A2 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from Tranche B interest reserve to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche C Principal Repayments	160.8	179.5	171.8	166.7	169.3	200.8	202.7	189.9	190.2	214.0	224.9	216.0	222.1	244.9	248.8

Equity Dividend	(160.8)	(179.5)	(171.8)	(166.7)	(169.3)	(200.8)	(202.7)	(189.9)	(190.2)	(214.0)	(224.9)	(216.0)	(222.1)	(244.9)	(248.8)

Tr. A1 Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 ADSCR	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

DSRA BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash To / (From) DSRA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
1 Proceeds received in respect of the TXU Claim are excluded from the Cash Flow Waterfall and (net of VAT) applied in prepayment of the B Debt.

4

AESD House Base Case

Scenario: AESD House Base Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Debt
(£ mm unless otherwise stated)

Tr. A1 Outstanding BOP	400.0	400.0	400.0	387.7	363.5	328.1	200.0	138.6	89.6	29.9	0.0	0.0
Interest Due	24.0	25.8	26.3	25.9	24.6	20.3	13.3	9.1	5.4	1.1	0.0	0.0
Interest Paid	(24.0)	(25.8)	(26.3)	(25.9)	(24.6)	(20.3)	(13.3)	(9.1)	(5.4)	(1.1)	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	(9.5)	(18.2)	(43.4)	(33.1)	(27.4)	(20.2)	(5.0)	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	(12.3)	(14.7)	(17.3)	(84.7)	(28.3)	(21.6)	(39.4)	(25.0)	0.0	0.0

Tr. A1 Outstanding EOP	400.0	400.0	387.7	363.5	328.1	200.0	138.6	89.6	29.9	0.0	0.0	0.0

Tr. A2 Outstanding BOP	396.6	396.6	396.6	396.6	396.6	396.6	368.7	255.4	165.1	55.2	0.0	0.0
Interest Due	25.8	27.6	28.5	29.2	29.9	30.5	26.2	18.0	10.5	2.2	0.0	0.0
Interest Paid	(25.8)	(27.6)	(28.5)	(29.2)	(29.9)	(30.5)	(26.2)	(18.0)	(10.5)	(2.2)	0.0	0.0
Rolled Up Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	(27.9)	(113.2)	(90.4)	(109.9)	(55.2)	0.0	0.0

Tr. A2 Outstanding EOP	396.6	396.6	396.6	396.6	396.6	368.7	255.4	165.1	55.2	0.0	0.0	0.0

Tr. B Outstanding BOP	349.5	369.5	69.5	69.5	69.5	69.5	69.5	69.5	69.5	69.5	0.0	0.0
Interest Due	23.0	4.8	5.0	5.1	5.2	5.3	5.4	5.5	5.6	4.3	0.0	0.0
Interest Paid	(3.0)	(4.8)	(5.0)	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)	(5.6)	(4.3)	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	(300.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid & Rolled Up interest Paid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(69.5)	0.0	0.0

Tr. B Outstanding EOP	369.5	69.5	69.5	69.5	69.5	69.5	69.5	69.5	69.5	0.0	0.0	0.0

Tr. C Outstanding BOP	121.1	131.6	143.7	157.2	172.3	189.1	207.8	228.8	252.1	278.0	268.5	97.6
Interest Due	10.5	12.1	13.5	15.1	16.8	18.8	20.9	23.3	25.9	28.9	22.3	5.1
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(14.9)	(22.3)	(5.1)
Rolled Up Interest & Principal Repaid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(23.5)	(170.9)	(97.6)

Tr. C Outstanding EOP	131.6	143.7	157.2	172.3	189.1	207.8	228.8	252.1	278.0	268.5	97.6	0.0

5

AESD House Base Case

Scenario: AESD House Base Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Debt
(£ mm unless otherwise stated)

Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid & Rolled Up interest Paid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest & Principal Repaid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

6

AESD House Low Case

Scenario: AESD House Low Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Operating Cash Flows
(£ mm unless otherwise stated)

Power price - real (£/MWh)	18.32	19.35	18.38	18.93	19.38	19.93	20.39	22.34	22.33	22.34	22.34	22.34
Power price - nominal (£/MWh)	19.06	20.65	20.11	21.23	22.28	23.48	24.62	27.65	28.34	29.05	29.78	30.52

Generation (million MWh)	23.9	24.9	24.9	24.0	24.1	24.9	24.9	24.0	24.1	24.9	24.9	24.0

Power sales revenue	455.5	513.3	499.9	509.2	536.2	585.2	613.6	663.3	682.2	723.9	742.0	732.1
Ancillary Revenues	19.9	20.7	21.2	21.5	22.1	22.9	23.5	23.8	24.5	25.4	26.0	26.4
ROC sales	16.6	15.7	14.0	13.3	13.7	14.5	14.9	4.5	0.0	0.0	0.0	0.0

Total revenue	492.0	549.7	535.1	544.0	572.0	622.6	651.9	691.6	706.7	749.3	768.1	758.5

Coal	(279.2)	(298.3)	(304.8)	(298.6)	(304.1)	(319.6)	(324.8)	(322.6)	(332.2)	(351.2)	(359.6)	(354.8)
Oil	(5.1)	(5.4)	(5.5)	(5.5)	(5.6)	(6.0)	(6.1)	(6.1)	(6.2)	(6.6)	(6.7)	(6.7)
Biomass	(12.8)	(13.6)	(14.0)	(13.8)	(14.2)	(15.1)	(15.5)	(4.6)	0.0	0.0	0.0	0.0

Fuel costs	(297.1)	(317.3)	(324.3)	(317.9)	(324.0)	(340.6)	(346.4)	(333.3)	(338.4)	(357.8)	(366.3)	(361.5)

O&M costs	(142.0)	(140.4)	(146.4)	(153.3)	(156.2)	(153.5)	(157.2)	(167.2)	(172.5)	(170.9)	(175.5)	(185.3)

Total operating costs	(439.1)	(457.8)	(470.7)	(471.2)	(480.2)	(494.1)	(503.6)	(500.5)	(510.9)	(528.7)	(541.9)	(546.8)

EBITDA	52.9	91.9	64.4	72.8	91.8	128.4	148.4	191.1	195.7	220.6	226.2	211.7
TXU-E Recovery	0.0	300.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Repayment	0.0	(300.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	1.6	(4.0)	4.6	(2.4)	(2.3)	(3.0)	(2.6)	(2.9)	(1.3)	(1.4)	(1.4)	(1.4)
Capex	(10.1)	(13.4)	(12.1)	(25.7)	(15.6)	(6.1)	(6.2)	(40.6)	(36.2)	(33.4)	(35.5)	(31.2)
Tax	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash Available for Debt Service	44.4	74.5	57.0	44.7	73.9	119.3	139.5	147.5	158.2	185.8	189.3	179.1

7

AESD House Low Case

Scenario: AESD House Low Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Operating Cash Flows
(£ mm unless otherwise stated)

Power price - real (£/MWh)	22.33	22.34	22.34	22.34	22.33	22.34	22.34	22.34	22.33	22.34	22.34	22.34	22.33	22.34	22.34
Power price - nominal (£/MWh)	31.28	32.07	32.87	33.69	34.53	35.40	36.28	37.19	38.12	39.07	40.05	41.05	42.07	43.13	44.20

Generation (million MWh)	24.1	24.9	24.9	24.0	24.1	24.9	24.9	24.0	24.1	24.9	24.9	24.0	24.1	24.9	24.9

Power sales revenue	753.0	799.1	819.1	808.1	831.1	882.0	904.1	892.0	917.4	973.6	998.0	984.6	1,012.7	1,074.7	1,101.6
Ancillary Revenues	27.0	28.0	28.7	29.1	29.9	30.9	31.7	32.1	33.0	34.2	35.0	35.4	36.4	37.7	38.6
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	780.0	827.1	847.8	837.2	861.0	913.0	935.8	924.1	950.4	1,007.8	1,033.0	1,020.1	1,049.0	1,112.4	1,140.2

Coal	(364.9)	(387.3)	(396.9)	(391.7)	(402.8)	(427.5)	(438.1)	(432.3)	(444.6)	(471.8)	(483.5)	(476.9)	(490.3)	(520.2)	(533.0)
Oil	(6.9)	(7.3)	(7.4)	(7.4)	(7.6)	(8.0)	(8.2)	(8.2)	(8.4)	(8.8)	(8.9)	(8.7)	(8.8)	(9.1)	(9.2)
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(371.8)	(394.5)	(404.4)	(399.1)	(410.4)	(435.5)	(446.3)	(440.5)	(453.0)	(480.7)	(492.4)	(485.6)	(499.1)	(529.3)	(542.2)

O&M costs	(190.5)	(186.3)	(191.7)	(203.9)	(210.2)	(209.0)	(213.8)	(225.8)	(225.3)	(227.0)	(233.6)	(245.3)	(247.5)	(254.1)	(260.1)

Total operating costs	(562.3)	(580.9)	(596.1)	(603.0)	(620.6)	(644.5)	(660.2)	(666.3)	(678.3)	(707.6)	(726.0)	(730.9)	(746.6)	(783.3)	(802.2)

EBITDA	217.7	246.3	251.7	234.2	240.4	268.5	275.6	257.9	272.0	300.1	306.9	289.2	302.4	329.0	337.9
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(1.5)	(1.6)	(1.6)	(1.5)	(1.6)	(1.8)	(1.7)	(1.7)	(1.9)	(1.9)	(1.9)	(1.9)	(2.1)	(2.1)	(2.1)
Capex	(25.1)	(15.5)	(23.1)	(13.0)	(17.5)	(7.2)	(6.7)	(4.1)	(18.4)	(15.6)	(6.7)	(0.5)	(8.0)	(4.4)	(4.5)
Tax	(15.8)	(39.9)	(52.6)	(57.5)	(59.6)	(66.5)	(73.5)	(73.3)	(73.4)	(79.8)	(85.4)	(84.7)	(84.7)	(91.0)	(96.7)

Cash Available for Debt Service	175.3	189.2	174.4	162.2	161.6	193.0	193.6	178.8	178.4	202.9	212.8	202.1	207.7	231.6	234.7

8

AESD House Low Case

Scenario: AESD House Low Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Financing Cash Flows[1]
(£ mm unless otherwise stated)

Cash Available for Credit Support Facility	44.4	74.5	57.0	44.7	73.9	119.3	139.5	147.5	158.2	185.8	189.3	179.1
Interest Payments on Credit Support Facility	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)

Cash Available for Debt Service after Credit Support Facility	41.4	71.5	54.0	41.7	70.9	116.3	136.5	144.5	155.2	182.8	186.3	176.1
Tranche A1 Interest Payments including hedging	(24.0)	(25.8)	(26.7)	(27.3)	(27.1)	(25.6)	(22.0)	(17.8)	(13.5)	(9.8)	(6.3)	(1.8)
Cash taken from DSRA to meet Tranche A1 Interest Payments	12.3	0.0	13.4	13.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(55.0)	(53.3)	(51.5)	(46.6)	(46.3)	(45.3)
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Interest	(0.3)	(13.9)	(0.6)	(13.4)	(12.0)	3.6	4.3	4.3	3.7	3.5	4.5	1.8
Tranche A2 Interest Payments (including deferred interest and hedging)	(25.8)	(27.6)	(28.5)	(22.8)	(19.5)	(48.4)	(31.0)	(31.5)	(29.7)	(24.6)	(17.7)	(6.3)
Cash taken from Tranche A2 interest reserve to meet Tranche A2 Interest Payments	13.1	2.7	5.2	16.8	2.3	10.3	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	(15.8)	(5.2)	(16.8)	0.0	0.0	(1.2)	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Principal	0.0	0.0	0.0	0.0	0.0	0.0	(32.8)	(18.8)	5.0	0.3	1.0	45.3
Tranche B Interest Payments	(2.6)	(1.7)	0.0	0.0	0.0	0.0	0.0	(8.4)	(8.5)	(8.6)	(8.8)	(8.7)
Cash taken from Tranche B interest reserve to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(14.6)	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(1.4)	(1.0)	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(4.5)	(60.7)	(95.6)	(111.8)	(124.0)
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(37.0)
Tranche C Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche C Principal Repayments	(1.7)	0.0	(0.0)	(1.3)	(5.3)	(0.0)	0.0	(0.0)	0.0	0.0	(0.0)	(0.0)

Equity Dividend	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Interest	(24.0)	(25.8)	(26.7)	(27.3)	(27.1)	(25.6)	(22.0)	(17.8)	(13.5)	(9.8)	(6.3)	(1.8)
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(55.0)	(53.3)	(51.5)	(46.6)	(46.3)	(45.3)

Total Scheduled Tr. A1 Debt Service	(24.0)	(25.8)	(26.7)	(37.3)	(47.1)	(80.6)	(77.0)	(71.0)	(65.0)	(56.4)	(52.6)	(47.1)

Tr. A1 ADSCR	1.60	x	2.65	x	1.91	x	1.04	x	1.46	x	1.45	x	1.79	x	2.05	x	2.47	x	3.26	x	4.01	x	4.68	x

DSRA BOP	24.8	12.8	26.7	13.9	13.7	25.6	22.0	50.5	65.1	56.4	52.6	47.1
Cash To / (From) DSRA	(12.0)	13.9	(12.9)	(0.2)	12.0	(3.6)	28.5	14.5	(8.7)	(3.7)	(5.5)	(47.1)

DSRA EOP	12.8	26.7	13.9	13.7	25.6	22.0	50.5	65.1	56.4	52.6	47.1	0.0
1 Proceeds received in respect of the TXU Claim are excluded from the Cash Flow Waterfall and (net of VAT) applied in prepayment of the B Debt.

9

AESD House Low Case

Scenario: AESD House Low Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Financing Cash Flows[1]
(£ mm unless otherwise stated)

Cash Available for Credit Support Facility	175.3	189.2	174.4	162.2	161.6	193.0	193.6	178.8	178.4	202.9	212.8	202.1	207.7	231.6	234.7
Interest Payments on Credit Support Facility	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)

Cash Available for Debt Service after Credit Support Facility	172.3	186.2	171.4	159.2	158.6	190.0	190.6	175.8	175.4	199.9	209.8	199.1	204.7	228.6	231.7
Tranche A1 Interest Payments including hedging	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from Tranche A2 interest reserve to meet Tranche A2 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	(2.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from Tranche B interest reserve to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	(68.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Interest Payments	(36.4)	(26.5)	(10.4)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Principal Repayments	(64.5)	(159.7)	(150.6)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche C Principal Repayments	0.0	0.0	10.4	159.2	158.6	190.0	190.6	175.8	175.4	199.9	209.8	199.1	204.7	228.6	231.7

Equity Dividend	0.0	0.0	0.0	(148.4)	(158.6)	(190.0)	(190.6)	(175.8)	(175.4)	(199.9)	(209.8)	(199.1)	(204.7)	(228.6)	(231.7)

Tr. A1 Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 ADSCR	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

DSRA BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash To / (From) DSRA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
1 Proceeds received in respect of the TXU Claim are excluded from the Cash Flow Waterfall and (net of VAT) applied in prepayment of the B Debt.

10

AESD House Low Case

Scenario: AESD House Low Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Debt
(£ mm unless otherwise stated)

Tr. A1 Outstanding BOP	400.0	400.0	400.0	400.0	390.0	370.0	315.0	260.0	192.1	140.6	92.6	45.3
Interest Due	24.0	25.8	26.7	27.3	27.1	25.6	22.0	17.8	13.5	9.8	6.3	1.8
Interest Paid	(24.0)	(25.8)	(26.7)	(27.3)	(27.1)	(25.6)	(22.0)	(17.8)	(13.5)	(9.8)	(6.3)	(1.8)
Scheduled Principal Repayment	0.0	0.0	0.0	(10.0)	(20.0)	(55.0)	(55.0)	(53.3)	(51.5)	(46.6)	(46.3)	(45.3)
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(14.6)	0.0	(1.4)	(1.0)	0.0

Tr. A1 Outstanding EOP	400.0	400.0	400.0	390.0	370.0	315.0	260.0	192.1	140.6	92.6	45.3	0.0

Tr. A2 Outstanding BOP	396.6	396.6	396.6	396.6	396.6	396.6	396.6	396.6	392.1	331.4	235.8	124.0
Interest Due	25.8	27.6	28.5	29.2	29.9	30.5	31.0	31.5	29.7	24.6	17.7	6.3
Interest Paid	(25.8)	(27.6)	(28.5)	(22.8)	(17.2)	(30.5)	(31.0)	(31.5)	(29.7)	(24.6)	(17.7)	(6.3)
Rolled Up Interest Paid	0.0	0.0	0.0	0.0	(2.3)	(17.9)	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(4.5)	(60.7)	(95.6)	(111.8)	(124.0)

Tr. A2 Outstanding EOP	396.6	396.6	396.6	403.0	407.0	378.7	396.6	392.1	331.4	235.8	124.0	0.0

Tr. B Outstanding BOP	349.5	369.9	73.1	78.4	84.3	90.8	97.9	105.7	105.7	105.7	105.7	105.7
Interest Due	23.0	4.9	5.3	5.9	6.5	7.1	7.8	8.4	8.5	8.6	8.8	8.7
Interest Paid	(2.6)	(1.7)	0.0	0.0	0.0	0.0	0.0	(8.4)	(8.5)	(8.6)	(8.8)	(8.7)
Principal Repaid with TXU-E Recovery	0.0	(300.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid & Rolled Up interest Paid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(37.0)

Tr. B Outstanding EOP	369.9	73.1	78.4	84.3	90.8	97.9	105.7	105.7	105.7	105.7	105.7	68.7

Tr. C Outstanding BOP	121.1	131.6	143.7	157.2	172.3	189.1	207.8	228.8	252.1	278.0	306.9	339.3
Interest Due	10.5	12.1	13.5	15.1	16.8	18.8	20.9	23.3	25.9	28.9	32.4	35.5
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest & Principal Repaid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding EOP	131.6	143.7	157.2	172.3	189.1	207.8	228.8	252.1	278.0	306.9	339.3	374.7

11

AESD House Low Case

Scenario: AESD House Low Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Debt
(£ mm unless otherwise stated)

Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding BOP	68.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	2.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	(2.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid & Rolled Up interest Paid with Cashsweep	(68.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding BOP	374.7	310.3	150.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	36.4	26.5	10.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	(36.4)	(26.5)	(10.4)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest & Principal Repaid	(64.5)	(159.7)	(150.6)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding EOP	310.3	150.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

12

ILEX Market Equilibrium Case

Scenario: ILEX Market Equilibrium Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Operating Cash Flows
(£ mm unless otherwise stated)

Power price - real (£/MWh)	18.32	19.35	22.08	24.44	26.79	26.25	26.95	27.34	27.80	27.62	27.10	30.30
Power price - nominal (£/MWh)	19.06	20.65	24.16	27.41	30.80	30.94	32.56	33.85	35.28	35.92	36.13	41.40

Generation (million MWh)	23.9	24.9	21.7	19.3	18.6	18.4	17.0	16.4	16.0	16.1	16.8	12.6

Power sales revenue	455.5	513.3	523.1	528.9	574.2	569.4	554.9	554.2	564.1	578.1	608.5	523.5
Ancillary Revenues	19.9	20.7	20.4	20.2	20.5	21.0	21.1	21.4	21.9	22.5	23.3	22.3
ROC sales	16.6	15.7	12.2	10.6	10.5	10.7	10.1	3.8	0.0	0.0	0.0	0.0

Total revenue	492.0	549.7	555.7	559.7	605.3	601.1	586.1	579.4	586.0	600.6	631.8	545.8

Coal	(279.2)	(298.3)	(267.8)	(243.1)	(238.4)	(238.5)	(224.1)	(222.1)	(223.1)	(229.5)	(245.4)	(187.5)
Oil	(5.1)	(5.4)	(6.9)	(7.2)	(7.1)	(6.7)	(6.0)	(6.3)	(6.5)	(6.9)	(7.0)	(4.2)
Biomass	(12.8)	(13.6)	(12.3)	(11.2)	(11.1)	(11.2)	(10.7)	(4.0)	0.0	0.0	0.0	0.0

Fuel costs	(297.1)	(317.3)	(287.0)	(261.5)	(256.7)	(256.5)	(240.7)	(232.4)	(229.6)	(236.4)	(252.3)	(191.6)

O&M costs	(142.0)	(140.4)	(143.5)	(149.0)	(151.1)	(147.2)	(149.4)	(159.5)	(164.1)	(161.5)	(166.7)	(172.5)

Total operating costs	(439.1)	(457.8)	(430.5)	(410.4)	(407.8)	(403.7)	(390.1)	(391.9)	(393.7)	(397.9)	(419.0)	(364.1)

EBITDA	52.9	91.9	125.3	149.3	197.6	197.4	196.0	187.6	192.3	202.7	212.8	181.7
TXU-E Recovery	0.0	300.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Repayment	0.0	(300.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	1.6	(4.0)	(4.5)	(10.3)	(2.1)	0.6	(1.2)	(1.0)	(1.3)	(1.4)	(2.3)	2.9
Capex	(10.1)	(13.4)	(12.1)	(25.7)	(15.6)	(6.1)	(6.2)	(40.6)	(36.2)	(33.4)	(35.5)	(31.2)
Tax	0.0	0.0	0.0	0.0	0.0	0.0	(0.5)	(0.5)	0.0	(0.4)	(2.7)	(11.8)

Cash Available for Debt Service	44.4	74.5	108.7	113.2	179.8	191.9	188.0	145.4	154.7	167.5	172.3	141.6

13

ILEX Market Equilibrium Case

Scenario: ILEX Market Equilibrium Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Operating Cash Flows
(£ mm unless otherwise stated)

Power price - real (£/MWh)	31.55	32.06	32.06	32.06	32.05	32.06	32.06	32.06	32.05	32.06	32.06	32.06	32.05	32.06	32.06
Power price - nominal (£/MWh)	44.19	46.03	47.17	48.35	49.56	50.80	52.07	53.37	54.70	56.08	57.48	58.91	60.38	61.90	63.44

Generation (million MWh)	11.7	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2	11.2

Power sales revenue	516.7	515.4	527.3	540.4	556.9	567.8	582.0	596.5	614.7	626.7	642.4	658.5	678.5	691.8	709.1
Ancillary Revenues	22.5	22.9	23.5	24.1	24.7	25.3	25.9	26.6	27.2	27.9	28.6	29.3	30.1	30.8	31.6
ROC sales	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total revenue	539.2	538.3	550.7	564.5	581.6	593.1	607.9	623.1	641.9	654.6	671.0	687.8	708.6	722.6	740.7

Coal	(177.9)	(174.7)	(178.8)	(183.3)	(188.8)	(192.5)	(197.4)	(202.3)	(208.4)	(212.5)	(217.8)	(223.3)	(230.1)	(234.6)	(240.5)
Oil	(4.1)	(4.1)	(4.2)	(4.3)	(4.5)	(4.5)	(4.7)	(4.8)	(4.9)	(5.0)	(5.1)	(5.3)	(5.4)	(5.5)	(5.7)
Biomass	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Fuel costs	(181.9)	(178.8)	(183.0)	(187.6)	(193.3)	(197.1)	(202.0)	(207.1)	(213.4)	(217.6)	(223.0)	(228.6)	(235.5)	(240.1)	(246.1)

O&M costs	(176.2)	(170.1)	(175.1)	(188.0)	(193.8)	(191.1)	(195.4)	(208.2)	(207.3)	(207.2)	(213.3)	(225.9)	(227.6)	(232.2)	(237.7)

Total operating costs	(358.1)	(348.9)	(358.1)	(375.6)	(387.1)	(388.2)	(397.5)	(415.3)	(420.6)	(424.7)	(436.3)	(454.4)	(463.1)	(472.3)	(483.8)

EBITDA	181.1	189.4	192.6	188.9	194.4	204.9	210.4	207.8	221.3	229.9	234.7	233.3	245.5	250.3	256.8
TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Change in Working Capital	(4.3)	(1.8)	(1.8)	(1.8)	(1.9)	(2.0)	(2.0)	(2.0)	(2.2)	(2.2)	(2.2)	(2.2)	(2.4)	(2.4)	(2.4)
Capex	(25.1)	(15.5)	(23.1)	(13.0)	(17.5)	(7.2)	(6.7)	(4.1)	(18.4)	(15.6)	(6.7)	(0.5)	(8.0)	(4.4)	(4.5)
Tax	(31.0)	(45.1)	(47.7)	(48.6)	(49.9)	(53.0)	(56.4)	(57.7)	(59.5)	(62.5)	(64.8)	(66.0)	(68.1)	(70.9)	(72.9)

Cash Available for Debt Service	120.7	127.0	120.0	125.5	125.2	142.6	145.3	144.1	141.2	149.6	161.0	164.7	167.0	172.5	177.0

14

ILEX Market Equilibrium Case

Scenario: ILEX Market Equilibrium Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Financing Cash Flows[1]
(£ mm unless otherwise stated)

Cash Available for Credit Support Facility	44.4	74.5	108.7	113.2	179.8	191.9	188.0	145.4	154.7	167.5	172.3	141.6
Interest Payments on Credit Support Facility	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)

Cash Available for Debt Service after Credit Support Facility	41.4	71.5	105.7	110.2	176.8	188.9	185.0	142.4	151.7	164.5	169.3	138.6
Tranche A1 Interest Payments including hedging	(24.0)	(25.8)	(25.2)	(23.1)	(17.9)	(13.0)	(9.3)	(5.5)	(2.0)	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	12.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	(8.4)	(13.2)	(27.7)	(23.0)	(16.5)	(7.3)	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Interest	(0.3)	(12.4)	2.2	5.1	5.0	3.7	3.7	3.5	2.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	(25.8)	(27.6)	(28.5)	(29.2)	(29.9)	(26.8)	(19.3)	(11.5)	(4.2)	0.0	0.0	0.0
Cash taken from Tranche A2 interest reserve to meet Tranche A2 Interest Payments	13.1	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	(14.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Principal	0.0	0.0	(6.9)	(6.3)	(14.5)	4.7	6.6	9.1	7.3	0.0	0.0	0.0
Tranche B Interest Payments	(4.1)	(4.8)	(4.9)	(5.0)	(5.2)	(5.3)	(5.3)	(5.4)	(5.5)	(2.4)	0.0	0.0
Cash taken from Tranche B interest reserve to meet Tranche B Interest Payments	0.0	2.4	2.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	(4.5)	(0.3)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	(44.5)	(43.3)	(90.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	(24.8)	(31.8)	(28.6)	(40.2)	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	(10.6)	(99.8)	(106.5)	(87.5)	(92.2)	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(9.7)	(58.7)	0.0	0.0
Tranche C Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(25.5)	(14.3)	(2.4)
Tranche C Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(77.9)	(155.0)	(45.1)

Cash available after Tranche C Principal Repayments	(1.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	91.1

Equity Dividend	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(88.0)

Tr. A1 Interest	(24.0)	(25.8)	(25.2)	(23.1)	(17.9)	(13.0)	(9.3)	(5.5)	(2.0)	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	(8.4)	(13.2)	(27.7)	(23.0)	(16.5)	(7.3)	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	(24.0)	(25.8)	(25.2)	(31.5)	(31.2)	(40.7)	(32.3)	(22.0)	(9.4)	0.0	0.0	0.0

Tr. A1 ADSCR	1.60	x	2.70	x	4.16	x	3.57	x	5.74	x	4.77	x	5.95	x	6.91	x	16.89	x	n.a.	n.a.	n.a.

DSRA BOP	24.8	12.8	25.2	30.0	31.2	40.7	32.3	22.0	9.4	0.0	0.0	0.0
Cash To / (From) DSRA	(12.0)	12.4	4.7	1.2	9.5	(8.4)	(10.3)	(12.7)	(9.4)	0.0	0.0	0.0

DSRA EOP	12.8	25.2	30.0	31.2	40.7	32.3	22.0	9.4	0.0	0.0	0.0	0.0
1 Proceeds received in respect of the TXU Claim are excluded from the Cash Flow Waterfall and (net of VAT) applied in prepayment of the B Debt.

15

ILEX Market Equilibrium Case

Scenario: ILEX Market Equilibrium Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Financing Cash Flows[1]
(£ mm unless otherwise stated)

Cash Available for Credit Support Facility	120.7	127.0	120.0	125.5	125.2	142.6	145.3	144.1	141.2	149.6	161.0	164.7	167.0	172.5	177.0
Interest Payments on Credit Support Facility	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)

Cash Available for Debt Service after Credit Support Facility	117.7	124.0	117.0	122.5	122.2	139.6	142.3	141.1	138.2	146.6	158.0	161.7	164.0	169.5	174.0
Tranche A1 Interest Payments including hedging	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from DSRA to meet Tranche A1 Scheduled Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Interest Payments (including deferred interest and hedging)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from Tranche A2 interest reserve to meet Tranche A2 Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A2 Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) Tranche A1 DSRA - Principal	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash taken from Tranche B interest reserve to meet Tranche B Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Release from (deposit to) B Debt Interest Reserve	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A1 Prepayments (A1>=£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Additional Tranche A1 Prepayments (A1<£200m)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche A2 Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche B Principal Repayments (including deferred interest)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Interest Payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tranche C Principal Repayments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Cash available after Tranche C Principal Repayments	117.7	124.0	117.0	122.5	122.2	139.6	142.3	141.1	138.2	146.6	158.0	161.7	164.0	169.5	174.0

Equity Dividend	(117.7)	(124.0)	(117.0)	(122.5)	(122.2)	(139.6)	(142.3)	(141.1)	(138.2)	(146.6)	(158.0)	(161.7)	(164.0)	(169.5)	(174.0)

Tr. A1 Interest	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Tr. A1 Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total Scheduled Tr. A1 Debt Service	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 ADSCR	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.

DSRA BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash To / (From) DSRA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

DSRA EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
1 Proceeds received in respect of the TXU Claim are excluded from the Cash Flow Waterfall and (net of VAT) applied in prepayment of the B Debt.

16

ILEX Market Equilibrium Case

Scenario: ILEX Market Equilibrium Case	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015

Debt
(£ mm unless otherwise stated)

Tr. A1 Outstanding BOP	400.0	400.0	400.0	355.5	303.7	200.0	147.5	92.6	47.5	0.0	0.0	0.0
Interest Due	24.0	25.8	25.2	23.1	17.9	13.0	9.3	5.5	2.0	0.0	0.0	0.0
Interest Paid	(24.0)	(25.8)	(25.2)	(23.1)	(17.9)	(13.0)	(9.3)	(5.5)	(2.0)	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	(8.4)	(13.2)	(27.7)	(23.0)	(16.5)	(7.3)	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	(44.5)	(43.3)	(90.5)	(24.8)	(31.8)	(28.6)	(40.2)	0.0	0.0	0.0

Tr. A1 Outstanding EOP	400.0	400.0	355.5	303.7	200.0	147.5	92.6	47.5	0.0	0.0	0.0	0.0

Tr. A2 Outstanding BOP	396.6	396.6	396.6	396.6	396.6	386.0	286.3	179.7	92.2	0.0	0.0	0.0
Interest Due	25.8	27.6	28.5	29.2	29.9	26.8	19.3	11.5	4.2	0.0	0.0	0.0
Interest Paid	(25.8)	(27.6)	(28.5)	(29.2)	(29.9)	(26.8)	(19.3)	(11.5)	(4.2)	0.0	0.0	0.0
Rolled Up Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	(10.6)	(99.8)	(106.5)	(87.5)	(92.2)	0.0	0.0	0.0

Tr. A2 Outstanding EOP	396.6	396.6	396.6	396.6	386.0	286.3	179.7	92.2	0.0	0.0	0.0	0.0

Tr. B Outstanding BOP	349.5	368.3	68.3	68.3	68.3	68.3	68.3	68.3	68.3	58.7	0.0	0.0
Interest Due	23.0	4.8	4.9	5.0	5.2	5.3	5.3	5.4	5.5	2.4	0.0	0.0
Interest Paid	(4.1)	(4.8)	(4.9)	(5.0)	(5.2)	(5.3)	(5.3)	(5.4)	(5.5)	(2.4)	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	(300.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid & Rolled Up interest Paid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(9.7)	(58.7)	0.0	0.0

Tr. B Outstanding EOP	368.3	68.3	68.3	68.3	68.3	68.3	68.3	68.3	58.7	0.0	0.0	0.0

Tr. C Outstanding BOP	121.1	131.6	143.7	157.2	172.3	189.1	207.8	228.8	252.1	278.0	200.1	45.1
Interest Due	10.5	12.1	13.5	15.1	16.8	18.8	20.9	23.3	25.9	25.5	14.3	2.4
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(25.5)	(14.3)	(2.4)
Rolled Up Interest & Principal Repaid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(77.9)	(155.0)	(45.1)

Tr. C Outstanding EOP	131.6	143.7	157.2	172.3	189.1	207.8	228.8	252.1	278.0	200.1	45.1	0.0

17

ILEX Market Equilibrium Case

Scenario: ILEX Market Equilibrium Case	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Debt
(£ mm unless otherwise stated)

Tr. A1 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Scheduled Principal Repayment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A1 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. A2 Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid with TXU-E Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Principal Repaid & Rolled Up interest Paid with Cashsweep	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. B Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding BOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Due	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Interest Paid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Rolled Up Interest & Principal Repaid	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Tr. C Outstanding EOP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

18

ANNEX B

SUMMARY OF ASSUMPTIONS FOR FINANCIAL PROJECTIONS
(AES Drax House Base Case and AES Drax House Low Case )

The Financial Projections included in Annex A to this Form 6-K include the summary operating cash flows, summary financing cash flows and schedule of payments on the Restructured Debt based on three sets of projections: the AES Drax House Base Case and the AES Drax House Low Case (collectively, the “AES Drax House Case Projections”), and the ILEX Market Equilibrium Case (the “ILEX Case Projections” and together with the AES Drax House Case Projections, the “Projections”). The key assumptions used to prepare the AES Drax House Case Projections are summarized below.

The assumptions for price and volume used to prepare the ILEX Case Projections are derived from the ILEX Report included in Annex C to this Form 6-K. As in both AES Drax House Cases, market prices through to the end of 2005 have been established on the basis of the forward curve for electricity prices as at June 30, 2003. Thereafter, ILEX’s view of forward energy prices is determined by calculating the marginal short run cost of production for all UK generation plants and dispatching these plants through a cost based merit order that identifies marginal plant when all plants are assumed to be running at full output. In this calculation the marginal cost has three elements: (1) the delivered fuel cost, (2) the operational start up costs, and (3) operational non-fuel costs. The power prices (real) included in the operating cash flow ILEX Case Projections cannot directly be found in the ILEX Report, but were calculated by taking the weighted average of the projected prices and load factors in the forward market and the projected prices and load factors in the balancing market included in the ILEX Report.

The approach for the AES Drax House Cases (as described hereunder) differs from the ILEX Case approach in that both AES Drax House Cases assume that the Drax power station is dispatched at any time that revenue is projected to be above its marginal cost of production and that AES Drax Power can act as a price-taker in the market.

Assumptions relating to costs, including taxation, and assumptions relating to the recovery of the TXU Claim utilized to prepare the ILEX Case Projections are the assumptions prepared by us, and are the same as those used for the AES Drax House Case Projections (as summarized below).

The summary financing cash flows included in each of the Projections give effect to the Cash Flow Waterfall under the Restructuring Proposal, as included in the June 30 6-K and repeated below.

The schedule of payments on the Restructured Debt in each of the Projections give effect to the Restructuring Proposal published in the June 30 6-K. In addition, the assumptions on the recovery of the TXU Claim and the assumption on the utilization of the Cash-out Option described below under “Cash-out Option” have been used for the preparation of the schedule of payments on the Restructured Debt in each of the Projections.

Background

Since the termination of the contract with TXU for the sale of electricity (the “ Hedging Contract”) in November 2002, which accounted for approximately 60% of AES

1

Drax Power’s revenues during the period of 2000 to its termination in 2002, the Drax power station has been operating as a merchant power plant. It is therefore exposed to market-related risks to a greater extent than when the Hedging Contract was in force.

The following graph shows the trend in Annual Baseload Contracts in England and Wales for the year ended December 31, 2002 (under such contracts electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around £18.45/MWh in January 2002 to £16.92/MWh by December 31, 2002. The following graph also shows the trend in baseload prices since January 1, 2003.

Annual Baseload Prices

The Drax power station’s average capture price during the first six months of 2003 was £18.12/MWh compared to £28.53/MWh during the first six months of 2002. The difference largely relates to the benefits of the capacity payments AES Drax Power received under the Hedging Contract. The impact of the termination of the Hedging Contract is also reflected in the Drax power station’s load factor, which increased from 58.9% for the first six months of 2002 to 77.2% for the first six months of 2003.

AES Drax Power believes that the Drax power station is well positioned to operate as a merchant plant because the independence of its six generating units, combined with its ability to “two-shift” (i.e., start up and shut down on a daily basis), its flexible coal procurement strategy, and its ability to burn coal with a high sulphur content whilst remaining in compliance with applicable environmental limits, give the Drax power station a competitive advantage and have allowed effective responses to price signals and changes in demand in the market.

2

Basis of Preparation of the AES Drax House Case Projections

In accordance with the terms of the standstill agreements (the terms of which were first set forth in the 6-K filing made by the Company on November 27, 2002) agreed with certain of our senior creditors, Drax Power prepared a detailed business plan and financial projections to reflect the performance of the business in its new operating environment following termination of the Hedging Contract. These projections were disclosed in the parts of the Restructuring Proposal filed as an exhibit to the 6-K filing made by AES Drax Holdings on April 11, 2003 and have now been updated to reflect the plant’s current operations and recent changes in forward power prices. As indicated in Item 1 of this Form 6-K, the technical assumptions used in developing the projections included in the April 11, 2003 Form 6-K and which were reviewed by Stone & Webster are substantially the same assumptions utilized in the AES Drax House Case Projections included in Annex A hereto. The following provides additional information on, and explanation of, the key assumptions underlying the AES Drax House Case Projections included in this Form 6-K.

Asset Life and Capital Expenditure

The Drax power station was commissioned in two stages, in 1974 and 1986 respectively, and comprises six 660MW (gross) units. The three units commissioned in 1974 were designed to last 25 years, whilst the 1986 commissioned units were built with a design life of 40 years. By 1999, when the plant was acquired by AES, National Power (the former owners) had invested additional capital to extend the life of the earlier units by a further 15 years.

The AES Drax House Case Projections are based on the Drax power station continuing to operate to 2033 and incorporate estimates of the likely capital expenditure required to enable the Drax power station to continue operating to that date. These estimates include the estimated additional costs resulting from equipment maintenance and replacement in the new merchant environment, together with estimates of the capital expenditure required to meet significant environmental constraints.

The Drax power station is fully fitted with flue gas desulphurization equipment (“FGD”). The assumptions show that the most significant capital expenditure required to meet likely environmental obligations occurs in the period 2011 to 2015 and relates to the costs of fitting NOx reduction equipment in order to reduce emission of nitrous oxides. For the purpose of the AES Drax House Case Projections, AES Drax Power assumes that the cost for the station to meet the regulated limits will reduce over time to approximately £60 million as the technology becomes more widely used, proven, and available.

Revenues

The energy price projections included in both sets of AES Drax House Case Projections in Annex A are based on current market prices for the period to December 2005 and the assumption that the UK market will not recover from the current low wholesale prices until there is a significant realignment of demand and supply and excess capacity is taken off line. Whether and when this will occur is difficult to predict, although there is a broad consensus amongst market participants, analysts and consultants that the onset of “new entry pricing” (i.e. when the price of energy is sufficient to encourage new investment in the sector) is unlikely to occur until 2008 at the earliest. Consequently, the ability of AES Drax

3

Power to maximize profits by optimizing its trading strategy and minimizing costs through flexible generation is now a critical factor in the financial performance of AES Drax Power.

The AES Drax House Base Case assumes that market prices increase gradually after 2005 to a level at or around new entry pricing in 2008. In the AES Drax House Low Case, market prices are assumed to increase gradually after 2005 to a level at or around new entry pricing in 2011.

Thereafter, in both cases, real market prices (based on 2003 prices) are assumed to be relatively constant. However, the capture price achieved by the Drax power station for its electricity will depend on the underlying assumptions regarding its trading dispatch strategy and this varies according to the assumptions made as to its ability to dispatch in a competitive market. Both AES Drax House Cases assume that the Drax power station is dispatched at any time that revenue is projected to be above its marginal cost of production. The projections are based upon a price curve for electricity using an option pricing model. The resultant load factors for the Drax power station represent its ability to capture prices that are above its marginal cost of production.

The Drax power station also earns ancillary revenues through sales of gypsum, ash, Renewable Obligation Certificates (“ROCs”) and through trading spare capacity in the Balancing Market.

AES Drax House Base Case:

  Market prices through to the end of 2005 have been established on the basis of the forward curve for electricity prices as at June 30, 2003 and are assumed to increase gradually thereafter to a level at or around new entry pricing in 2008. Thereafter real market prices (based on 2003 prices) are assumed to be relatively constant.

  The Drax power station is dispatched at its variable cost against a monthly curve consistent with forward shaping and volatility using an option pricing model.

  Resulting load factors are the delta derived from the option pricing model for each month.

AES Drax House Low Case:

  Market prices through to the end of 2005 have been established on the basis of the forward curve for electricity prices as at June 30, 2003 and are assumed to increase gradually thereafter to a level at or around new entry pricing in 2011. Thereafter real market prices (based on 2003 prices) are assumed to be relatively constant.

  The Drax power station is dispatched at its variable cost against a monthly curve consistent with forward shaping and volatility using an option pricing model.

  Resulting load factors are the delta derived from the option pricing model for each month.

Trading Strategy

With the Drax power station operating as a merchant plant, the trading strategy has been amended such that output from five of its six generating units is intended to be sold at least one week ahead, with output of the sixth generating unit sold at 24 to 36 hours ahead.

4

The strategy is non-speculative. However, AES Drax Power may pursue opportunities in the Balancing Market (see below) and may engage in limited power purchases to cover its contractual position in the event that plant output is constricted through planned or unplanned maintenance. AES Drax Power’s ability to enter into electricity sales contracts for future capacity depends on the level of credit support it has available so that it can provide collateral support to trading counterparties. Currently, £30 million is available to AES Drax Power, of which 91% has been used to put in place letters of credit to support trading activities. Under its current electricity trading policy, AES Drax Power is permitted to enter into trades for periods to March 31, 2004 and can put in place letters of credit to support such trades terminating as late as June 30, 2004. For more detailed information on the trading strategy, see “Item 4. Information on the Company – Business Overview – Property, Plant and Equipment – Business Strategy – Trading Strategy” in the Form 20-F for AES Drax Holdings filed with the SEC on May 16, 2003.

For information on current trading, please see “Current Trading” in Item 1 of this Form 6-K.

Renewable Obligation Certificates

ROCs are a Government led initiative to promote the use of renewable energy sources. It is based on a market based incentive scheme to generate more power from renewable sources. The Government has set annual targets, increasing year on year. The Drax power station participates in this scheme through the co-firing of biomass fuel with coal. The AES Drax House Case Projections have been calculated on an assumed ROC forward curve, which starts at £48/MWh on 2003 real terms, and assumes that the price declines in future periods.

Balancing Market

AES Drax Power does not intend that the Drax power station will generate less than its net contracted volume in the expectation that the imbalance charge it would pay will, in relation to the resulting shortfall, be less than the cost to it of generating such shortfall, or vice versa. AES Drax Power may, however, pursue opportunities through active participation in the Balancing Market by making bids and offers. For the purposes of the AES Drax House Case Projections, no revenue is assumed to be derived through participation in the Balancing Market. This approach is based on the fact that such opportunities will be limited when running at high load factors and that predicting such income streams is difficult due to their random nature.

Fuel Costs

Coal

The Drax power station’s coal requirements are currently met to a large extent through an agreement with UK Coal Limited. The agreement covers approximately two-thirds of the Drax power station’s coal requirements through to 2005, with several short-term contracts with other UK coal suppliers covering the remaining third.

AES Drax Power believes that coal from other sources can be utilized if and when necessary and is currently conducting coal burning trials on coals from the United States, South Africa and Colombia. The FGD equipment installed at the Drax power station provides a competitive advantage in designing a fuel procurement strategy because it enables a range of coals, including those with a relatively high sulphur content, to be burned while generally

5

remaining in compliance with applicable environmental standards. The closure of the Selby mine complex in Spring 2004 will potentially increase the average level of sulphur in the coal supplied to the Drax power station. Approximately 50% of the coal consumed at the Drax power station is currently supplied from the Selby mine, which has low/medium sulphur content of around 1.1%.

UK Coal Limited has recently issued a written statement to the effect that when Selby coal is replaced from other UK sources, the average level of sulphur could increase to 1.9%. Contractually, UK Coal is required to supply coal to the Drax power station which has a sulphur content no higher than 1.35% when averaged over a year. In anticipation of potential changes in coal sulphur quality (including as a result of the closure of the Selby pit in Spring 2004), AES Drax Power submitted an application to the Environment Agency in December 2002 for an increase to its annual SO2 emission limit, which is currently still under evaluation.

The AES Drax House Case Projections assume that, once the contract with UK Coal expires, the price for coal provided to the Drax power station will initially not be materially different to the current price paid by AES Drax Power and will thereafter decline in real terms in line with forward market prices.

Other Fuels

AES Drax Power is exploring the possibility of burning alternative fuels at the power station, including biomass. The Projections assume that biomass can be burned on a 1.5% blend with coal that is within the levels experienced by other coal fired power plants.

Station Costs

The most significant non-fuel costs of the power station relate to insurance and the costs of participating in the National Grid transmission network and balancing system. Other significant overheads include employee costs and rates, which together account for approximately £38 million per annum at 2003 prices.

Insurance

As set out in more detail in the Form 20-F filing made on May 16, 2003, Drax Power was unable to obtain insurance in accordance with the terms of its senior financing agreements in November 2002, shortly after the termination of the Hedging Contract. Because the business interruption loss methodology agreed for the policy that was in effect prior to that renewal date was based upon the Hedging Contract being in place, the insurers were unable to agree a basis on which to provide conventional business interruption insurance after its termination.

Therefore, the Eurobond Trustee agreed that AES Drax Power would initially renew the insurance on the basis of material damage cover only and that business interruption insurance would not be provided for six months from the date of renewal (being November 27, 2002). It was further agreed that during that six month period AES Drax Power would examine the options for re-introducing business interruption coverage. We have provided the Eurobond Trustee with the current quotation of insurance

6

which can be obtained to effect business interruption insurance and are awaiting a response. In the meantime, we have obtained and will continue to seek to obtain further waivers from the Senior Bondholders and the Eurobond Trustee in respect of the deficiencies in the terms of the renewed insurance cover, until the decision as to whether business interruption insurance should be effected and the basis on which it should be effected are approved by the Eurobond Trustee.

The premium under the current coverage is £5.2m per annum (plus Premium Insurance Tax), a reduction of approximately £6.0m from the previous annual premium, in part due to the exclusion of business interruption insurance.

The AES Drax House Case Projections provide for insurance on the same terms as the current arrangements at an annual cost of £6 million.

System Charges

The Drax power station must pay two system charges to the National Grid Company (“ NGC”) on a monthly basis:

  Transmission Network Use of System Charge (“TNUoS”) – this is the charge levied by NGC on users of the transmission network for the secure bulk transportation of electricity and for the use of the balancing system. The related charges are based on the generator’s location and import / export requirements and are not directly related to generation output. The AES Drax House Case Projections assume an annual TNUoS charge of £24.9 million, based on most recent historical experience.

  Balancing System Use of System Charge (“BSUoS”) – this is the cost levied by the NGC in return for operating the transmission system, ensuring that the system stays in balance and maintaining the quality and security of supply. The cost of these services is directly related to generator output.

Plant Maintenance

The two key areas of maintenance expense included in the AES Drax House Case Projections relate to preventative and planned maintenance.

Preventative Maintenance

Preventative maintenance is part of planned routine maintenance, which includes replacing certain parts, particularly those subject to high wear and tear or where failure could adversely affect operation of the plant due to forced outage. Preventative maintenance also includes routine inspections of highly critical components for deterioration. These practices are typical of the industry.

Planned Maintenance

As part of an ongoing operational program at the Drax power station, it changed its maintenance regime to a “4 and 8 year” regime following consultation with Stone & Webster and insurers (see the Form 20-F filed on May 16, 2003 for disclosure and description of the previous “3 and 6 year” regime). This change only affects the maintenance cycle and Stone & Webster have previously confirmed that they have no objections to increasing the periods between the maintenance outages.

7

TXU

The administrators of the TXU companies currently in administration made statements of certain of their findings in December 2002 and January 2003, copies of which can be obtained at www.txuinfo.co.uk. Since that date, no further proposals have been published and no further information relating to the financial position of the companies has been made available.

Taxation

The Projections make a number of assumptions relating to the UK tax position of AES Drax Holdings and its principal trading subsidiary, AES Drax Power, the most important of which relate to:

  the deductibility of interest and other funding costs associated with the coupons on the Eurobond, and with payments of interest made on the other debt obligations of AES Drax Holdings following the Restructuring, as well as the associated interest rate and currency hedging contracts; and

  the timing of the corporation tax charge on the recoveries under the TXU Claim and the extent to which the interest and other funding costs will shelter such recoveries when and to the extent that they are received.

Funding Costs

Interest and other funding costs have been assumed to be tax deductible for the Company in accordance with UK GAAP, both as to amount and timing. Accordingly, such costs have been allocated to the financial model on which the Projections are based in accordance with an “authorized accruals” method of accounting pursuant to Financial Reporting Standard 4 (FRS4).

The interest and other funding costs are also assumed to be payable free and clear of any withholding tax to the extent that they relate to the Eurobonds. Insofar as they are incurred by AES Drax Holdings, such costs are assumed to be eligible for surrender to AES Drax Power (or, subject to the TXU Claim below, any successor operating company) by way of group relief in order to offset taxable income.

It should be noted that AES Drax Holdings’ ability to make payments on the Restructured Debt may be materially adversely affected if the actual tax treatment of the funding structure is different than that assumed for the purposes of the Projections.

For additional information relating to UK tax risk, see “Item 3. Risk Factors – UK Tax Risks Relating to the Structure of the Acquisition” in AES Drax Holdings’ Form 20-F for the year 2002, filed with the SEC on May 16, 2003.

8

TXU Claim

The recoveries under the TXU Claim should constitute taxable income in the hands of AES Drax Power or a successor operating company. The extent to which such recoveries will result in an actual payment of UK corporation tax will depend principally on the timing of the accounting recognition of the recoveries under UK GAAP, the amount of relief available from direct interest and other funding costs of AES Drax Power (or a successor operating company) and the amount of group relief available from AES Drax Holdings.

The Projections contemplate that substantially all amounts in respect of the TXU Claim (assumed to total £300 million) will be received in the first quarter of 2005 and it is assumed that there are sufficient interest and other deductible costs available to fully offset against the TXU Claim receipt as they are expected to be recognized for accounting purposes.

It should be noted that AES Drax Holdings’ ability to make payments on the Restructured Debt may be materially adversely affected if the actual amount of interest and other deductible costs is different than that assumed for the purposes of the Projections.

Other Tax Assumptions

The above constitutes only a summary analysis of certain UK corporate tax assumptions on which the overall funding structure is, or the Projections are, predicated. The failure of any other assumptions may also adversely affect AES Drax Holdings’ ability to make payments on the Restructured Debt.

Cash Flow Waterfall

Under the Restructuring Proposal, it is proposed that on any interest payment date, the order of payments (the “Cash Flow Waterfall”) in respect of the Restructured Debts from cash available for debt service, after any payment required to be made in relation to the Credit Support Facility and taking into account working capital requirements, is:

(a)	first, to make payments of interest on the A-1 Debt and hedging of A-1 Debt interest;

(b)	second, to make scheduled repayments of principal on the A-1 Debt;

(c)	third, to make a deposit to the DSRA of the amount required so that funds standing to the credit of the DSRA are equal to the interest on A-1 Debt falling due on the next two interest payment dates;

(d)	fourth, to make payments of interest on the A-2 Debt (including deferred interest and hedging of A-2 Debt interest);

(e)	fifth, to fund the A-2 Debt Interest Reserve to the required amount;

(f)	sixth, to make a deposit to the DSRA of an amount so that the balance on the DSRA is equal to the scheduled amortization of principal on A-1 Debt falling due on the next two interest payment dates;

(g)	seventh, to make payments of interest on the B Debt;

(h)	eighth, to fund the B Debt Interest Reserve to the required amount;

9

(i)	ninth, to make prepayments as follows:

•	at any time the principal amount outstanding of the A-1 Debt is £200m or more, to prepay the A-1 Debt, with prepayments of A-1 Debt being applied pro rata across the amortization profile of the A-1 Debt; and

•	at any time after the principal amount outstanding of the A-1 Debt is less than £200m, to prepay A-1 Debt and repay A-2 Debt on a pro rata basis (but counting for the purpose of such pro-rata calculation the scheduled A-1 Debt amortization made on the same interest payment date as if it is part of A-1 Debt prepayment) as to the funds available for prepayments*, with prepayments of the A-1 Debt being applied pro rata across the amortization profile of the A-1 Debt; and

•	if the A-1 Debt has been repaid in full, to repay the A-2 Debt;

(j)	tenth, to repay the balance of the B Debt (including B Debt deferred interest);
(k)	eleventh, to make payments of interest on the C Debt; and
(l)	twelfth, to repay principal on the C Debt.

Proceeds received in respect of the TXU Claim will be excluded from the cash available for debt service and (net of VAT) applied in prepayment of the B Debt.

The working capital requirements of the AES Drax Companies will be determined by the management of the AES Drax Companies prior to the Restructuring in consultation with the Senior Creditors Committees.

The Projections give effect to the Cash Flow Waterfall.

Cash-out Option

In the preparation of the schedule of payments on Restructured Debt included in each of the Projections (referred to in Annex A as “Debt”), it has been assumed that £30 million of funds from the AES Drax Companies will be used to purchase participations in A-2 Debt and C Debt under the Cash-out Option (as described in more detail in the June 30 6-K), and that such amounts of A-2 Debt and C Debt purchased will be retired.

* For the purposes of this calculation, and as reflected in the model used to prepare each of the Projections, the amount to be prepaid on A-1 Debt (“A-1,P”) in addition to any amount of scheduled principal repayment of A-1 Debt paid on such payment date (“A-1,R”), equals the greater of 0 or:
A-1,out
	x	(CAPP + A-1,R) - A-1,R
(A-1,out + A-2,out)

whereby “A-1,out” is the principal amount of A-1 Debt outstanding immediately before payment of A-1,R; “A-2,out” is the principal amount of A-2 Debt outstanding at that time; and “CAPP” is the cash available for making prepayments (e.g., cash available after payment of all amounts owing under the amounts required earlier in the Cash Flow Waterfall).

The amount to be prepaid on A-2 Debt then equals the remainder of the cash available for making prepayments after A-1 Debt has been prepaid, or CAPP - A-1,P.

10

ANNEX C

PROJECTIONS OF DRAX’S
OPERATION IN THE
GREAT BRITAIN WHOLESALE
ENERGY MARKET

A report to AES Drax Power Ltd.
and the Bank and Senior Bondholders Joint Steering Committee

April 2003

PROJECTIONS OF DRAX’S OPERATION IN THE GREAT BRITAIN WHOLESALE
ENERGY MARKET

Copyright © 2003 ILEX Energy Consulting Limited

All rights reserved

No part of this publication may be reproduced, stored in a retrieval system or transmitted in any form or by any means electronic, mechanical, photocopying, recording or otherwise without the prior written permission of ILEX.

Disclaimer

While ILEX considers that the information and opinions given in this work are sound, all parties must rely upon their own skill and judgement when making use of it. ILEX does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this report and assumes no responsibility for the accuracy or completeness of such information. ILEX will not assume any liability to anyone for any loss or damage arising out of the provision of this report.

The report contains projections that are based on assumptions that are subject to uncertainties and contingencies. Because of the subjective judgements and inherent uncertainties of projections, and because events frequently do not occur as expected, there can be no assurance that the projections contained herein will be realised and actual results may be different from projected results. Hence the projections supplied are not to be regarded as firm predictions of the future, but rather as illustrations of what might happen. Parties are advised to base their actions on an awareness of the range of such projections, and to note that the range necessarily broadens in the latter years of the projections.

The projections in this report are based (in the short-term) on the electricity forward curve as of February 2003. Parties should be aware that the electricity forward curve has moved since that time.

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TABLE OF CONTENTS

1.	THE ENGLAND AND WALES ELECTRICITY MARKET	1

2.	DEFINITION OF MARKET SCENARIOS	43

3.	PROJECTIONS OF WHOLESALE ELECTRICITY PRICE AND DRAX OPERATION	69

ANNEX A – DETAILS OF ILEX MODELS		95

ANNEX B – DETAILS OF INPUT DATA		101

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EXECUTIVE SUMMARY

ILEX has been retained by AES Drax Power Ltd. and the Bank and Senior Bondholders Joint Steering Committee to produce this independent study of the Great Britain electricity market and the operation of Drax in this market. In this report we consider the history of the electricity market in England and Wales and the effect of potential changes to the market including its extension to Great Britain as a whole. We present our electricity price projections at the wholesale level. We also present projections of the operation of Drax in the forward electricity markets and in the balancing markets.

For more details about ILEX’s European-wide business visit www.ilexenergy.com.

Key issues affecting the England and Wales electricity market

Key issues affecting the electricity market can be characterised into two areas, those that are permanent features of the market and are the main determinants of prices, and those more detailed aspects that are subject to change, either actual or potential.

Our models cover the various permanent determinants and influences on the electricity market:

  power station costs and operation which are simulated in a physical model, GBGen;

  current and future gaseous emissions limits that constrain power station operation;

  the influence of the Regulator in encouraging generators to operate in what he believes is a competitive manner;

  the influence of new entrants who may decide to enter the market if they perceive that the price is right; and,

  the ability and/or willingness of participants to exit the market.

Figure 1 illustrates the relationship between these influences on prices, and how ILEX’s computer models reflect their interactions.

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In this analysis for Drax we also consider the following forthcoming and potential changes to the market:

Table 1 – Potential market events

Changes in the market rules	Policy Changes	Capacity Changes

introduction of average zonal losses	changes to the Large Combustion Plant Directive (LCPD)	further plant mothballing

introduction of tradable access rights	introduction of a EU carbonemissions trading scheme	changes in plant ownership

changes to the imbalance mechanism	changes to the renewables obligation	further new entry

introduction of a security of supply mechanism

move to a Great Britain wide trading system (BETTA)

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Market Scenarios

We have developed a Market Equilibrium case based around the market events as shown in Table 2.

Table 2 – Market Equilibrium event scenario

Year	Market Event

2003	introduction of average zonal loss factors

bank ownership of plants increases – no further mothballing beyond those already mothballed and committed to mothball

(mothballed plant will reopen if required in the short-term)

2005	introduction of EU carbon emissions trading

2008	changes to the LCPD – assume a move to a national plan with older unscrubbed plant opting out

2009	further new capacity enters the market as required

2016	closure of all unscrubbed plant – further capex to meet NOx limits for FGD plant

The Market Equilibrium case is consistent with the forward curve out to 2005. While forward curves exist for beyond 2005 these have not been used since our assumptions regarding market events beyond this time (in particular the introduction of EU emissions trading) may not be factored into the forward prices.

As regards carbon emissions trading, the Market Equilibrium case assumes that the initial, free allocation of permits to individual generators is:

  determined on the principle that each generator will be financially neutral, overall, to the introduction of the EU scheme;

  calculated against a view of the future, in the absence of the scheme, that corresponds with our Market Equilibrium case.

We therefore project prices and Drax operation ignoring whatever cost of carbon might emerge from the trading scheme. Our resulting load factor, may therefore not reflect would actually occur in practice – but the overall commercial performance projected for Drax will be accurate, given the above assumptions.

In practice, the methodology for the initial allocation of permits has yet to be formulated. Work on this will shortly be underway, sponsored by DEFRA.

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Different methodologies can have very different commercial impacts upon individual generators, as can the cost of carbon that emerges from trading1.

We have tested Drax against a scenario in which the combined impact of initial allocation and carbon cost is about the worst that could be expected for a coal-fired plant. This is where the impact is ‘equivalent’ to a ‘carbon tax’ on all coal consumed by the plant. We set this tax at £10/tonne of CO2, drawing on recent ILEX projections1. In all other aspects, the scenario was based on the Market Equilibrium case – but with somewhat higher gas prices to reflect the increase in gas demand that would be one consequence of such an arrangement.

The impact of this scenario was detrimental, as might be expected. It was, however, not as bad as the Low Fuel Price scenario which we discuss below, so we have not included this adverse carbon scenario in this report.

The Market Equilibrium case is based on an ILEX central view of fuel and demand. The central fuel price is a based on the assumption that an existing coal plant and an existing gas-fired CCGT will run at similar load factors. The demand projections are based on the NGC, ScottishPower and Scottish and Southern Energy’s respective demand projections

We have developed two sensitivities on the Market Equilibrium case – one on capacity and one on fuel prices. These are shown below in Table 3.

Table 3 – Sensitivities on Market Equilibrium case

Competitive Price Taking sensitivity	Low Fuel Price sensitivity

New entry post 2009 is assumed to be a mix of CCGTs and OCGTs	Low fuel price scenario where gas runs ahead of coal for the majority of the year

The Competitive Price Taking case has been driven by the assumption that base-load plant, both gas-fired and coal-fired, will attempt to ‘price-take’ – i.e. to maximise their generation volumes by bidding into the market based on their fuel and variable costs only; they do not attempt to recover their start-up or no-load costs. At times of system stress, however, all plant will bid to ensure that all their fixed year-on-year costs are covered for the year. We assume that an outcome of this bidding behaviour is that new entry post-2009 will be a mix of OCGTs and CCGTs.

1A recent ILEX report, ‘Multi-Client Study on Carbon Prices’, develops projections for the cost of carbon under the EU scheme.

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The assumption of this mix of new entry in the Competitive Price Taking Scenario is likely to be optimistic for Drax. There will be fewer CCGTs than in the Market Equilibrium case, which will allow Drax to retain a reasonable high load factor. At the same time, the presence of OCGT new entrants will sustain the overall level of price – at its Market Equilibrium value. The Competitive Price Taking case represents an upside for Drax compared with the Market Equilibrium case.

The profile of prices under the Competitive Price Taking case, in which prices will be depressed during periods of low demand because of severe competition between base-load plants, will certainly encourage OCGT entry as opposed to CCGTs. However, in practice there may be environmental constraints on the building of OCGTs (particularly oil-fired). If all new entry were then to be CCGTs, as in the Market Equilibrium case, the Drax load factor would be reduced and the Competitive Price Taking case would no longer be as advantageous.

Alternatively, if there to be no restrictions on the building of OCGTs then the price profile under the Competitive Price Taking case would encourage all new entry to be OCGT. Prices would then be depressed for most of the time, apart from some very high peaks at times of high demand. The general level of prices would then be lower than under the Market Equilibrium case, and again the Competitive Price Taking case would no longer be as advantageous for Drax.

Electricity price projections

With the above factors as variables, we have developed our scenario projections for wholesale electricity price. In doing so we have ensured that the combination of factor values which define each scenario are internally consistent. For example, we test the new build assumptions behind each scenario by comparing the resulting scenario projection of market price against the corresponding cost of new entry. If the market price is consistently and significantly higher than the new entry cost, then the scenario is unlikely to be internally consistent in that there would be a strong commercial incentive for new capacity to be built over and above that embodied in the new build assumptions. The reverse would be the case if market prices were to be consistently and significantly lower than the new entry cost.

The resulting TWA (time-weighted average) price projections, incorporating BSUoS2 and losses3, are shown Figure 2.

2 Balancing System Use-of-System (BSUoS) charges recover the costs of system operation from market participants. Generators currently pay 50% of the costs. We have assumed an annual average charge of £0.52/MWh.

3 Currently losses are calculated on an average uniform basis – of which generators pay 45%. An average zonal loss scheme is proposed for implementation in 2004 – we have

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Figure 2 –	Projections of wholesale electricity prices including BSUoS and Losses (Jan 2003 £/MWh) – for the calendar year

Wholesale electricity prices post-2017

By 2017, all projections are for a system in equilibrium with new entry, by either or both baseload advanced CCGTs and peaking OCGTs. Given the assumption of system equilibrium, we believe that for the few years following 2017 it would be reasonable to assume that the underlying level of prices remains, for each scenario, at its 2017 value (in real terms). We recommend the use of an RPI escalator if projections are required in nominal terms.

The amount and value of capacity

These projections are of the underlying level of prices in the market. There may, however, be significant variation of prices about the underlying level, from year to year. In particular the value of capacity may not be apparent in any one year. Indeed, in a situation of continuing oversupply, prices could remain at the levels illustrated by the early years of the Market Equilibrium projections.

It is important to emphasise that there is great uncertainty over the timing of the recovery in prices which occurs by 2008, in all our scenarios.

assumed that the impact on wholesale prices will be similar to the current uniform losses, and we take account of the zonal losses on our Drax-specific projections.

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Projections of Drax operation

We have projected the operation of Drax in the energy markets and in the balancing market. For all three scenarios we have projected both the load factor and capture price for Drax in each of these markets.

All load factors are based on generation at the station gate, while the capture price is based on the price at a national balancing point (NBP). To project revenues for Drax the relevant loss factor between the two needs to be taken into account4.

Energy market load factor projections

The Drax load factor for operation in the energy market projections are shown in Figure 3. The load factors for 2003 are based on Drax forward sales figures for this year.

Figure 3 – Projections of Drax load factor – for the calendar year

4Currently losses are on a national uniform losses basis, but an average zonal loss mechanism may be introduced in 2004.

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In the base-case scenario, the projected load factor falls gradually between 2005 to 2014 due to a combination of falling gas prices and the introduction of the EU carbon emissions trading scheme. In 2015/16 we assume that a large number of new CCGTs will come on-line to replace those unscrubbed coal plant which must close at this time (because of the LCPD), and also to replace some FGD plant which we assume will not be able to justify fitting NOx debatement on economic grounds. These new CCGTs will be more economic than Drax and therefore run ahead of Drax.

As an upside to this scenario, the price-taking scenario shows load factors remaining above 60% for the duration.

In the low fuel case, where gas is favoured over coal most of the year, the load factors are at approximately half the levels seen in the Market Equilibrium case.

Energy market capture price projections

The annual Drax capture price is the average generation-weighted price that Drax is projected to receive under the day-ahead markets. The capture price also includes the impact of the following:

  the capture price is reduced by a ‘suboptimality factor’ to account for the minimum on/off times on the plant – Drax will not be able to operate solely in the best half-hours;

  the capture price includes an average annual BSUoS charge of £0.52/MWh, which must also be included on the cost side when determining net revenues; and
  the capture price is assumed to be at the NBP.

In 2003 the capture price is again based on the Drax forward sales figures for this year.

The capture price projections under all three scenarios are presented in Figure 4

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The capture price is highest in the Low Fuel Price scenario as this scenario has the lowest load factor – and therefore Drax is operating only in the high priced half-hours. The capture price is lowest in the Competitive Price Taking case where Drax is operating at high load factors.

Balancing market projections

As well as contracting in the forward energy markets Drax will operate in the balancing market (BM). This market, for each half-hour settlement period, operates in the hour before the start of the settlement period.

Drax has two options should it wish to operate in this market:

•	offer to increase its generation from its contracted level; and

•	bid to decrease its generation from its contracted level.

Our projections of balancing market load factor and prices under each scenario are shown below in Figure 5 to Figure 8.

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Figure 5 – Projections of Drax BM offer load factor – for the calendar year

Figure 6 – Projections of Drax BM offer price (Jan 2003 £/MWh) – for the calendar year

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Figure 7 – Projections of Drax BM bid load factor – for the calendar year

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Figure 8 – Projections of Drax BM bid price (Jan 2003 £/MWh) – for the calendar year5

Scenario probabilities

We have used our judgement to determine a probability rating for each scenario. It is important to realise that this is not a probability that the events and price drivers will occur as we have projected, but that the load factors and Drax capture price will be as we have projected6.

We are of the opinion that prices closer to our Market Equilibrium Case are more likely than prices further away. We judge that the probability that Drax will do better than under the this case is equal to the probability that it will do worse – i.e. both probabilities are 50%.

5 Note that these prices are in fact the price Drax pays to reduce generation. The bid price is related to the coal price for Drax and therefore is the same in the Market Equilibrium and Competitive Price Taking cases.

6 There are many combinations of events and drivers that would result in the outcome in each scenario we have specified, and while one combination may have a very low probability there may be many other combinations that will increase the overall probability.

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The Competitive Price Taking case is optimistic for Drax when compared to our Market Equilibrium case, and we have given it a lower probability of 40%. This means that there is a 40% probability that Drax will do better than under this scenario.

The Low Fuel Price scenario (with low electricity prices coupled with low load factor projections for Drax) has a probability of around 20% – i.e. we judge there to be a 20% probability that Drax will do worse than under the Low Fuel Price scenario.

There are scenarios that would be significantly worse for Drax, such as low fuel prices couples with lower demand projections, which is why the Low Fuel Price scenario has a significant probability.

If further, more detailed investigation of scenarios and probabilities is required, it is perfectly possible to use our models to undertake a ‘Monte Carlo’ analysis.

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1.	THE ENGLAND AND WALES ELECTRICITY MARKET

1.1	This section of the report presents a brief historical review of the main features of the present generation market, covering:

• a description of the present Electricity Trading Arrangements[7];

• development and diversification of plant ownership since vesting in 1990;

• market prices to date;

• traded volumes under NETA; and

• current market issues, including transmission access and losses, BETTA[8], market power, competition and regulation and British Energy.

Description of the electricity trading arrangements (NETA)

1.2	The wholesale electricity market has been subject to considerable regulatory intervention over the past three years or so, focusing in particular on the design of the wholesale electricity trading arrangements and on concerns over market power in generation. The results of this regulatory intervention have been the move, from the original Electricity Pool for England & Wales, to New Electricity Trading Arrangements (NETA), and significant plant divestment by generators (as discussed from paragraph 1.54).

1.3	The Utilities Act, which gives the legislative authority for NETA, was passed into law in July 2000. NETA finally went live, following several delays, on 27 March 2001.

1.4	In the following paragraphs, we summarise the main elements of the NETA market model as outlined in the Balancing and Settlement Code and in various related documents. The arrangements are summarised in Figure 9.

1.5	The industry regulator, Ofgem, designed NETA with a view to making it resemble other commodity markets as closely as possible. Accordingly, Ofgem’s thinking started with the forward markets, before moving onto the detail of ‘spot’ trading and real time system operation.

7 Referred to as NETA in this report (New Electricity Trading Arrangements).

8The proposed market for Great Britain (GB) as a whole, combining the present separate markets for England & Wales and Scotland.

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           Figure 9 – England and Wales electricity trading arrangements

Forward markets

1.6	So called ‘physical bilateral contracts’ are possible under NETA. In fact, the vast majority of power is now traded in this way. Forward trading continues until ‘Gate Closure’ – one hour before the half-hour in question (reduced from three-and-a-half hours on 2 July 2002).

1.7	Identification of a price against which any financial forward contracts could be referenced under NETA is an issue for resolution by the parties involved. A number of market price indices have emerged, from the Power Exchanges discussed below and from price reporting of that part of the physical bilateral market which is visible[9].

The power exchanges

1.8	Under NETA, the mandatory day-ahead auction (the Pool) was replaced by continuous bilateral trading. Trading is on a voluntary basis (but with incentives to match contracted positions to expected generation or demand, in order to avoid exposure to ‘imbalance’ charges – discussed below). Trades are non-location specific, based on simple price and quantity offers and bids, with transactions settled at the agreed price. Trading can be exchange-based or negotiated bilaterally.

1.9	The exchanges accept offers and bids for years ahead through to around one-and-a-half-hours before the half-hour in question[10]. Trades are for shorter time periods as real time is approached (for example, half-hourly trading might commence one or two days before the half-hour in question).

9 Known as the OTC (over-the-counter) or GTMA (Grid Trade Master Agreement) market.

10 All exchanges currently in place close half an hour before gate closure.

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1.10	There are currently one forward market exchange and two spot[11] market exchanges. OM has launched UKPX, which commenced operation in June 2000, and operates both a futures market and a spot market. Automated Power Exchange (APX) operates a spot market exchange.

Participation in the new arrangements

1.11	All licensed generators and suppliers are obliged to sign the Balancing and Settlement Code (BSC), the framework document for the new arrangements. Other parties, including licence-exempt generators and traders, can opt to sign the BSC, giving them the right to participate directly in the Balancing Mechanism and imbalance settlement (and also giving them the corresponding obligations). Ofgem anticipates that some players may trade via consolidators (previously described as aggregators), to reduce their individual exposure to imbalance charges.

1.12	BSC signatories submit notifications of their contract volumes, are liable for imbalance settlement calculations and have the opportunity to submit offers and bids to the Balancing Mechanism. The following descriptions of the physical notifications, Balancing Mechanism and imbalance settlement arrangements will apply only to signatories to the BSC.

Physical notifications

1.13	The system operator, NGC (National Grid Company) needs information on the intended patterns of production and consumption in order to balance the system. A Grid Code places obligations on participants[12] to provide information (Physical Notifications or PNs) to NGC on their intended physical position.

1.14	Participants first notify their production plans at 11am day-ahead in the form of Initial Physical Notifications (IPNs), with updates as circumstances change, and Final Physical Notifications (FPNs) are made at gate closure one hour before the half-hour trading period.

1.15	PNs are required for all participants submitting offers and bids to the Balancing Mechanism, including those on the demand side.

Day-ahead information provision

1.16	Shortly after receiving IPNs (at 12 noon), NGC, through the Balancing Mechanism Reporting System (BMRS), publishes a statement of physical expectations, covering expected system demand, expected generation (taken

11 The spot market exchanges for a particular half-hour operate from 2 to 3 days ahead.

12 For example, generators exporting more than 100MW.

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directly from IPNs), expected system imbalance (generation less demand) and expected system margin (generation capacity less demand).

1.17	These statements are repeated at intervals within-day, and include locational as well as national information. From the time of first publication at noon day-ahead, prices in the bilateral markets are increasingly influenced by short-term factors.

Contract notifications

1.18	Settlement under NETA requires that the Settlement Administrator be notified of the contractual positions of all market participants. This is necessary in order to determine, on the basis of comparing metered and contracted quantities, the identity of the parties who are out of balance. The notifications are made by a single agent representing both parties, and must be done pre-gate closure (one hour before the start of the trading period). Bilateral trading ceases at gate closure, allowing control to pass to the System Operator (i.e. NGC) in the Balancing Mechanism.

Balancing mechanism

1.19	One hour before each half-hour settlement period, the Balancing Mechanism opens. Generators and other signatories to the BSC can bid into the Balancing Mechanism through bid/offer pairs. The bid/offer pairs are with respect to an FPN of the expected generation or demand of the market participant in the half-hour. The offer is to increase generation, or reduce demand, from the position set out in the FPN. Conversely, the bid (submitted with the offer) is to reduce generation, or increase demand, from the position set out in the FPN.

1.20	A range of bid/offer pairs can be made into the Balancing Mechanism. A bid/offer pair can be withdrawn at any time prior to acceptance by the System Operator, but may not be amended (in terms of price and quantity). The bids and offers are for a price and quantity only (e.g. no separate identification of start-up or no-load costs), but generators can submit data on the flexibility of their plant (e.g. rate at which output can be increased or decreased, notice periods required before output can be changed).

1.21	The System Operator accepts bids and offers so as to balance the transmission system from minute to minute. This may be necessary as a result of transmission constraints or as generation and demand varies from the quantities set out in each FPN. In addition, the System Operator is able to call on ‘balancing service’ contracts, similar to past contracts for ancillary services.

1.22	Offers and bids into the Balancing Mechanism that are accepted by the System Operator are settled on a ‘pay-as-bid’ basis. This potentially allows participants to capture the market value of flexibility in their own offers and bids.

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Imbalance settlement

1.23

There are dual-energy imbalance charges (the charge faced by any market participant with an imbalance between its contractual position and its metered position for a half-hour trading period). The intention is to strongly incentivise participants to trade ahead of real-time, by ensuring that the price paid by participants who are ‘short’[13] is greater than that paid to participants who are ‘long’.

1.24	Each participant has separate production and consumption accounts. Participants with both generation and supply interests have separate imbalance calculations made for each of their accounts, and have to decide which account to use when notifying each contract. This is intended to prevent vertically-integrated players from being advantaged by the arrangements.

1.25	Ofgem has developed a process for calculating the dual imbalance prices (the System Sell Price and the System Buy Price), based respectively on an average of the bids and offers accepted in each half-hour. This calculation excludes (in an approximate way) those trades by the System Operator that are deemed to have been undertaken for the purpose of resolving transmission constraints, or for positioning generators or demands so as to be able to provide frequency response. Recent and imminent changes to SBP and SSP are discussed at paragraph 1.38 ff.

1.26	The collection of imbalance charges from all of the out-of-balance players in any one half-hour creates a surplus. The surplus is reimbursed across all BSC signatories, prorata to metered volumes.

Transmission constraints and network access

1.27	Under the present transmission access arrangements, generators have a quasi-firm connection to the grid. The generator has to be compensated for constraints but not for failures of the immediate transmission connection. Where the transmission system is constrained (whether due to a long-term lack of capacity or shorter-term restrictions due to a failure on part of the system), NGC must contract with plant behind the constraint to reduce generation and plant in front of it to increase generation, in order to balance the system. These contracts will generally fix Balancing Mechanism Bids and Offers or, for long-term constraints, are in the form of option contracts. In effect the generator has the access right and NGC has to buy it back (if the access cannot be provided).

[13]	In this context, ‘short’ means that generation output is below net sales commitments. The opposite, ‘long’, means that generation output exceeds net sales commitments. The inverse terminology applies to supplier (or customer) demand.

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1.28	In the event of a transmission failure on the circuits between a generator and the rest of the transmission system, the plant will be automatically tripped off, either wholly or in part, by its safety systems. The plant will remain disconnected until such time as the failure is remedied, as the plant cannot ‘see’ the rest of the system and cannot therefore restart and synchronise to the system. During a failure NGC is not obliged to compensate the generator for lost income or imbalance costs incurred due to the generator’s inability to honour contracts.

1.29	Ofgem recognise that these arrangements are not entirely satisfactory and has proposed[14] new transmission access and losses arrangements to remedy the problem. Ofgem regards the transmission access arrangements at the commencement of NETA to be interim in nature. Ofgem is working on some form of auction of transmission access rights, which were to be introduced in April 2003 at the earliest. Recent indications are, however, that the complexities of access auctions might render such an approach impractical (see paragraph 1.94 ff). The present state-of-play on transmission losses is described from paragraph 1.85 ff.

Balancing (ancillary) services

1.30	The terms of the balancing service contracts signed in advance by NGC affect prices in the Balancing Mechanism, as NGC could call on balancing services instead of Balancing Mechanism trades. Ofgem has decided to give NGC considerable discretion as to how and when it purchases balancing services, on the basis that NGC is incentivised to pursue least-cost solutions.

Balancing Services Use-of-System charges

1.31

Balancing System Use-of-System (BSUoS) charges recover the costs of system operation from market participants. BSUoS is levied pro rata upon all generator and supplier signatories to the BSC (generators and suppliers collectively each paying 50% of the total charge).

Availability payments

1.32

There are no explicit availability payments in NETA. Ofgem is of the view that, in the short term, generator availability and demand-side reductions will be incentivised by high imbalance prices and (at times) high forward prices.

1.33	Over the long term, the System Operator (NGC) could contract with infrequently utilised peaking plant, thereby ensuring that sufficient of such plant remained on the system. Rising forward energy prices would signal the need for new capacity.

[14]	Transmission Access and Losses under NETA: A Consultation Document. Ofgem, May 2001.

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1.34	The absence of an explicit ‘capacity mechanism’ in NETA has led to prices in the Balancing Mechanism which have been more volatile than those in the Pool. Generating companies with plants which run only infrequently seek to recover the fixed year-on-year costs of keeping those plants open from high prices in the few half-hours in which they run. Alternatively, such companies could seek to sell price hedges to third parties or to contract with the System Operator. Prices on the Power Exchanges, on the other hand, have generally been less volatile than those in the Pool – because of uncertainty, ahead of time, as to precisely when the system will be most under stress (and hence precisely when Balancing Mechanism prices are likely to be at their highest).

1.35	Although NETA does not include an explicit availability payment, we project an energy price and a value for capacity on a half-hour basis, which together form our projections of wholesale price under NETA.

Incentives on the system operator

1.36	Ofgem has decided that the System Operator (NGC) should face a single incentive scheme, covering all the costs of system balancing (both energy-related and transport-related)[15].

Governance

1.37	Ofgem has focused on the governance of that part of the trading arrangements which is mandatory – imbalances and settlement. The Balancing Mechanism rules are set out in the BSC; the BSC is overseen by a Balancing and Settlement Code Panel. The Panel has an independent chair, and includes representation from interested parties, including consumers. The BSC contains procedures to enable modification of the BSC, potentially at very short notice. All proposed changes are subject to approval by Ofgem. In practice Ofgem often chooses between competing proposals, and can over-rule (and has over-ruled) the preference of the Panel.

Modifications to the trading arrangements

1.38	There have been a number of modifications to the trading arrangements since the start of NETA that have affected the calculation of imbalance prices and the operation of the market. The major changes include:

[15]	Under the Pool there were separate incentive schemes for transmission services (including the cost of re-scheduling plant due to transmission constraints, reserve or response requirements, and some ancillary services costs), reactive power, energy uplift (demand forecasting errors and redeclarations of availability), and transmission losses.

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• the exclusion of de minimis bid and offer acceptances (BOAs) from the calculation of imbalance prices;

• the exclusion of short-duration BOAs from 25 September 2001, the inclusion of which had resulted in spikes in the system buy price (SBP);

• the reduction of gate closure to one hour (from three and a half hours) on 2 July 2002; and

• a reduction in the balancing reserve level (BRL) to 5MWh from 180MWh on 19 July 2002.

1.39	In addition, Ofgem has accepted modification P78, which will affect the definition of SBP and SSP and consequently reduce the imbalance spread. It was implemented on 11 March 2003.

1.40	These modifications are explained in more detail below.

Exclusion of short-term balancing actions from imbalance price calculation

1.41	On 25 September 2001 a modification to the BSC (modification P18A) was implemented changing the calculation of imbalance prices.

1.42	Bids and offers of less than 15 minutes’ duration are usually related to very short-term frequency control rather than energy balancing, yet acceptances of such offers often had a large effect on imbalance price calculations. Implementation of this modification excluded bid / offer acceptances of less than 15 minutes’ duration from the imbalance price calculation.

1.43	The modification succeeded in reducing the peaks previously seen in imbalance prices, particularly those in the evening.

1.44	As a result of this implication, however, the default rules for SBP and SSP have been called upon more frequently. Two further proposals were considered (modifications P74 and P78) which concern the definition of SBP and SSP.

1.45	Ofgem rejected P74 (which suggested a single, cost reflective cash-out price) but accepted P78, which requires the identification of a "market" price, which will be used as the imbalance price for those out of balance in the opposite direction to the system as a whole. P78 was adopted on 11 March 2003, and will reduce but not eliminate the imbalance price spread.

One-hour gate closure

1.46	Gate closure has been shortened from 3.5 hours to 1 hour as a result of modification P12 being accepted. The change in gate closure was implemented at settlement period 31 on 2 July 2002.

1.47	The stated aim of the modification was to reduce the imbalance risk faced by market participants and increase liquidity in short-term markets. It is unclear

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whether liquidity of the short-term markets have increased given that participants should be able to better forecast their positions, decreasing their need to trade on the short-term markets.

Development and diversification of plant ownership since vesting

New generation

1.48	Since vesting of the old state-owned industry in 1990, around 26GW of new capacity has been commissioned or is under construction. The vast majority, approximately 85%, is CCGTs. The main exceptions are Sizewell B (1188MW) and upgrades to the capacity of the Scottish interconnector (providing, with the NGC’s upgrading of their North Yorkshire line, a physical addition to capacity of 1GW). Over the years, National Power (NP, now Innogy) and PowerGen (PG) closed or mothballed around 12GW of old, mainly coal-fired plant. The change in the capacity since vesting can be seen in Figure 10.

1.49	The rapid switch from coal- (and, to a lesser extent, oil-) to gas-fired generation, which largely occurred between 1991 and 1999, was driven by several factors:

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	•	a competitive gas price (at the time) relative to the price of coal and oil;

	•	increases in the energy conversion efficiency of CCGTs. CCGTs are now achieving around 50% efficiency[16], compared with around 36% for conventional coal technology. Further, the capital cost per kW of CCGTs is substantially lower than for coal;

	•	tightening environmental standards, necessitating significant expenditure on older coal- and oil-fired plant if it is to continue in operation;

	•	a desire by Regional Electricity Companies (RECs) to diversify their sources of supply. Most took equity positions in ‘first dash for gas’ CCGT IPPs (Independent Power Producers), as well as making a long-term commitment to purchase part of the output of these earlier stations (through Power Purchase Agreements or PPAs); and

	•	a desire by NP and PG to offset the downward pressure on price that would arise with excess capacity on the system, and hence to retire those of their plants which were most costly to keep total capacity reasonably in balance with demand. PG and NP themselves invested in CCGT plant, in order to maintain their competitiveness in the base-load sector of the market.

1.50	The trend from coal to gas seems much less likely now to continue (although a temporary moratorium on gas-fired power stations was lifted in autumn 2000), as the economics for new power projects, given current gas prices and electricity prices, are not as compelling. However, based on current and expected fuel prices, gas will still remain more cost-effective than coal as a source of new generation capacity[17]. (A detailed analysis is set out in Annex B of this report.)

1.51	The introduction of competition for all consumers in 1998 removed the remaining captive market for the RECs and, as a result, investors then had to make an assessment of the viability of new projects on the basis of revenues that are fully, or at least largely, exposed to movements in the wholesale price. This led to the so-called merchant power plant, of which many were developed in the late 1990s. Given recent market conditions, appetite for power station financing on a merchant basis has waned. The exception here appears to be Centrica’s underpinning of Spalding’s finances with a long-term tolling contract, representing a full circle back to the earliest CCGT projects.

[16]	Defined at Higher Heating Value (HHV).

[17]	The future consumptions of coal and gas for electricity generation depend not only on the capacities of coal- and gas-fired plant on the system, but also on the relative prices of coal and gas.

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Changes in plant ownership

1.52	In addition to the move towards gas plant through IPP developments, divestment of coal and gas plant have contributed to the changing picture of plant ownership, as shown Figure 11 (up to the end of March 2002).

1.53	The main changes in capacity in the early years of the Pool were due to new entrant IPPs, as discussed above in paragraph 1.49.

1.54	In 1996, OFFER (the electricity Regulator) effectively forced National Power and PowerGen to divest 6GW of coal plant to Eastern (to avoid a Monopolies and Mergers Commission referral). In 1999, following a number of Pool price inquiries, Ofgem pressured National Power and PowerGen into further divestment; agreement to divest was related to permission to purchase REC assets. PowerGen sold its Ferrybridge and Fiddlers Ferry coal-fired stations (around 4GW in total) to Edison Mission Energy. National Power sold its 4GW FGD-fitted Drax power station to AES.

1.55	Both companies also decided to sell further generation assets in 2000:

• National Power sold the 650MW CCGT at Killingholme to NRG and the 2GW coal-fired Eggborough station to British Energy; and

• PowerGen sold the 750MW CCGT at Rye House to Scottish Power and the 2GW Cottam coal plant to EdF.

1.56	In March 2000, the 800MW CCGT at Sutton Bridge was sold by Enron to London Electricity (EdF).

1.57	In 2001 TXU/Eastern sold:

• the Rugeley coal station to International Power;

• the West Burton coal station to EdF/London Electricity; and

• the Peterborough and Kings Lynn CCGTs to Centrica.

1.58	In June 2001 the 1,260MW Humber CCGT, was sold to Centrica and Elf by its previous owners British Energy, MEB, Tomen, ABB and Fortum. Later in the year, during July, the 1,200MW CCGT at Saltend was sold to Calpine by Entergy.

1.59	In October 2001, the Fiddlers Ferry and Ferrybridge coal stations changed hands yet again – from Edison Mission Energy to AEPESL.

1.60	In June 2002, Fortum sold the Brigg CCGT to Centrica. In October 2002, PowerGen purchased Drakelow C, High Marnham and Ironbridge coal plant as part of its acquisition of most of TXU’s businesses. This change of ownership is not shown in Figure 11 below, which depicts plant ownership at the beginning of the financial year 2002/3.

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1.61	Comparisons of recent sale prices for coal and gas plants are shown in Figure 12 and Figure 13 respectively, both in terms of £/kW. These comparisons show that, until very recently, the value of coal plant has been decreasing whereas gas plant have retained their value. The two recent sales, Fiddlers Ferry with Ferrybridge and Kings Lynn with Peterborough, reflect the present competitive electricity market and a recent increase in gas prices.

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Figure 12 – Coal plant sales £/kW

600
500
400
300
200
100
0
£/kW
Drax - with FGD
Fiddlers Ferry & Ferrybridge
Eggborough
Cottam
Includes £98 million of long- term coal contracts
West Burton
Rugeley with 5-year tolling agreement
Fiddlers Ferry & Ferrybridge
May-99
Jul-99
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01

Figure 13 – Gas plant sales £/kW

700
600
500
400
300
200
100
0
£/kW
Killingholme
Included gas contract with negative value; Scottish Power state £450/kWh without it
Sutton Bridge
Rye House
Saltend
With TXU financial benefits
Kings Lynn & Peterborough
Humber Power
Rye House
Kings Lynn & Peterborough
Brigg
Dec-99
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02

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Historical prices under NETA

1.62	In this sub-section we present historical prices under NETA, in the Balancing Mechanism, in the over-the-counter (OTC) market, and in the Power Exchanges, including a comparison of previous annual Pool prices with more recent market prices.

Wholesale prices under the Pool and NETA

1.63	Wholesale power prices have fallen significantly since the start of NETA, as shown in Figure 14[18]. The Heren index for September 2002 represented the lowest power price since the market began in 1990. Based on the current forward curve, prices are expected to rise over the coming winter, although to a much lower level than the winter peaks experienced during the Pool.

[18]	This should not be taken to imply that NETA is the sole cause of this fall. The present over-capacity and diversity of ownership of power stations (discussed in paragraph 1.53 ff) have been, in our view, more important factors in this respect.

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Imbalance prices (SBP/SSP)

1.64	Daily average imbalance prices are shown in Figure 15. The general trend since the start of NETA in March 2001 has been a reduction in average System Buy Prices (SBP) and an increase in average System Sell Prices (SSP), shown by the black trend lines.

1.65	SBP increased over the winter and also during periods when the capacity margin has tightened:

• in late May/early June 2002 due to a combination of unseasonably cold weather and unplanned plant outages; and

• more recently in mid-September due to coal plant being out for maintenance at the same time as nuclear plant outages.

1.66	SSP has followed a smoother trend. The average price spread between SBP and SSP has, on the whole narrowed, and is now between £15-20/MWh on average.

Power Exchange prices (UKPX)

1.67	Daily average UKPX prices are shown in Figure 16 compared to the daily Platts index for the OTC market. The chart shows that prices follow a relatively similar

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path. However, significant differences exist since the UKPX prices include trades far closer to gate closure than the day-ahead OTC Platts index. Near to real time, occurrences act to shift the price levels in the power exchange from the expected price on the day-ahead. Prices in both markets peaked over the winter and then began to fall, increasing again during the more recent plant outages.

1.68	Figure 17 shows the distribution of UKPX prices since the start of NETA. The charts illustrate the high power exchange prices experienced both over the winter and also towards the end of May and September. It also shows a much flatter profile of prices across the day during summer, with practically no evening peak, as compared with winter.

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Figure 17 – UKPX price distribution (£/MWh)

Key
3
6
9
12
15
18
21
24
27
30
33
36
39
42
45
48
02:00
04:00
06:00
08:00
10:00
12:00
14:00
16:00
18:00
20:00
22:00
00:00
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02

Source: UKPX and ILEX

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Forward prices

Forward power prices

1.69	Figure 18 shows day-ahead and month-ahead forward power prices. The month-ahead price has been, on average, greater than that seen in the day-ahead market, as shown in Figure 18. For the year from July 2001 – June 2002, the month-ahead price has exceeded the day-ahead price for 8 of the 12 months, and on average by £0.6/MWh. The gap between month-ahead and day-ahead products has, however, narrowed over time.

Forward spark spread

1.70	For a gas-fired power station, electricity prices only tell half the story. Gas prices are an important element of total costs. The difference between the power price and the variable production cost using spot gas (making an assumption about efficiency – we have chosen 50% HHV[19] here) is termed the spark spread.

19 With reference to the Higher Heating Value for gas.

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1.71	Figure 19 shows the day-ahead and month-ahead prices for gas, power and the resulting spark-spread. While both gas and power prices tend to follow the same general trend, at times there are significant differences in the way prices move. This would seem reasonable as the seasonal effects of weather are likely to drive both gas and electricity prices in terms of general level but, day-to-day, events such as plant outages and market sentiment may not drive prices in the same direction.

1.72	In May 2002 unplanned plant outages and unseasonably cold weather led to a tightening market, which caused power prices to increase, leading to higher spark-spreads. More recently spark spreads were high due to very low gas prices, when the gas interconnector experienced forced outages.

European power prices

1.73	Figure 20 shows the differential between day-ahead power prices on the OTC markets in France and England & Wales (E&W). Positive numbers represent a higher price in E&W than in France. These differentials do not take into account the costs of transporting power either internally to the border or across the interconnector. Although positive values in Figure 20 imply that French power should be imported, this is true only so long as the costs of doing so do not fully

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outweigh the revenu which could be obtained by arbitraging across the price differential.
1.74	It is clear that, based on daily prices, imports from France are no longer necessarily economic, although within-day prices do give slightly higher differentials. Nonetheless, EdF often flows power from France to the UK even when apparently uneconomic. A possible explanation is that EdF wish to support the French market price in so doing.

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Volumes traded under NETA

Imbalance volumes

1.75	Since the start of NETA, the system has, on the whole, been long with an excess of generation over contracted volumes, as shown in Figure 21. This reflects the fact that the penalty for being short (SBP) can be substantially greater than that for being long (SSP). As the SBP, and therefore the penalty for being short, has fallen, the incentive to go long has also reduced. As Figure 21 shows, consumption account imbalances consistently exceed those on production accounts, since in general the behaviour of end-users is harder to predict than that of generators.

Power exchange volumes

1.76	As mentioned above, there are two power exchanges on which participants can trade power close to real time. The volume traded on the UKPX is illustrated in Figure 22. The volume traded peaked in October 2001 and has fallen since then, although it rose temporarily during the period of high SBP during May and June 2002.

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Forward contract volumes

1.77	Figure 23 shows the volume of OTC trades reported by Platts and Heren over the period July 2001 to July 2002. The total volume of trades has gradually increased, although the volume traded varies from month-to-month for each product. The most significant increase has been in the volume of day-ahead trades on the OTC market.

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1.78	Figure 24 summarises the amount of trade in spot markets and imbalance settlement as a percentage of physical volume. The OTC product only includes day-ahead baseload.

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Power station utilisation

1.79	The final physical notifications (FPNs) submitted by generators are published on the Balancing Mechanism Reporting Agency’s (BMRA) website. The following charts illustrate the proportion of total capacity that has been included by generators in their FPNs since the start of NETA. It is important to bear in mind that the actual metered output of a plant can vary from its FPN due to balancing actions. We have also not taken into account capacity that has been withdrawn for maintenance at any point during the period, but have assumed a constant capacity for each plant throughout.

1.80	Figure 25 shows the proportion of capacity included in generators’ FPNs across the system as a whole. As we might expect, the highest proportion of capacity was required over the winter, when demand was highest and least plant are out for maintenance. The smallest proportion of installed capacity has been required overnight.

1.81	It is also interesting to note the extent to which this pattern of utilisation varies between plant types. The blue areas in Figure 26 represent periods of low utilisation for coal plant, generally overnight and outside the winter. In contrast, Figure 27 shows that the utilisation of gas plant rarely falls to this level, even in summer. (Of course, the seasonality of gas prices means the merchant CCGTs are more competitive in summer than in winter).

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Drax utilisation

1.82	From Figure 28 it can be seen that the monthly average load factors of the units at Drax vary considerably, with the average for the individual units being between 0% and 92.5%, and the plant load factors as a whole being between 30% and 80%.

1.83	In Figure 29 the plant FPNs are shown as a proportion of generating capacity, with the plot created as described in paragraph 1.79. Comparing this figure with the average for coal plants and for all plants (see Figure 26 and Figure 25 respectively), Drax has similar operation to that of coal plants on average; periods of lower utilisation generally occur overnight and outside the winter.

1.84	In Figures 22 to 27 FPNs as a proportion of generating capacity are shown for the individual Drax gensets. The pattern of lower utilisation overnight and outside the winter can be seen for the early part of the year (2002), though this is less clear for some of the units since mid-November, which we understand is a direct response to the change in trading strategy since the loss of the TXU hedge at that time[20]. In

20The TXU hedge placed constraints on the ability of Drax to fully manage and optimise its despatch.

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addition, units 1, 3, and 4 generate at higher levels on average than units 2, 5 and 6[21].

21We understand that there were technical constraints on units 1, 3 and 4 which meant the number of starts for these units were kept to a minimum – this constraint has now been resolved.

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Current market issues

Transmission access and losses

Transmission losses

1.85	Under current arrangements transmission losses are calculated nationally and paid for by BSC-signatory generators and suppliers. The agreed split of actual losses is 45% to generators and 55% to suppliers. This is effected by adjustments to metered generation and consumption.

1.86	In effect, wholesale prices under NETA relate to electricity at a notional balancing point on the transmission system. This contrasts with the Pool, where the wholesale price (PPP) related to electricity at the generator’s point of entry to the transmission system.

1.87	Following a consultation in May 2001, Ofgem has watered down earlier proposals to charge generators and suppliers marginal locational losses. Instead, Ofgem now proposes that average losses be charged, on a zonal basis. (Excluding fixed losses (such as transformer losses), charging for marginal losses would have recovered around double the actual total cost of losses).

1.88	Ofgem justifies its change of view by citing concerns that it would be difficult to redistribute the surplus revenue from marginal losses without causing market distortions, as well as respondents’ concern at the volatile and risky nature of marginal loss figures.

1.89	However, there is a view that the initial proposals were supported by an argument based on economic efficiency, while the revised proposals reduce the clarity of the locational signals.

1.90	Ofgem itself does not itself propose modifications to the Balancing and Settlement Code (BSC), although it does have the final say on whether proposed modifications are accepted or rejected. Two separate modifications to the BSC have been proposed by BSC Parties, covering marginal losses (P75) and average losses (P82). These are currently being assessed.

1.91	The new arrangements may be introduced within months (P75 recommends that implementation should not be before April 2003 – the implementation date is likely to be between April 2004 and October 2004). The BSC and the underlying NETA settlement software is already written to permit the use of locational loss factors.

1.92	NGC has estimated average loss factors, using the existing twelve demand transmission zones and fifteen generation transmission zones used in its network charging. It used a slightly different methodology to that outlined by Ofgem, and it is not clear whether the differences are material.

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1.93	Northern generators stand to lose most from the proposed changes, while generators in the South, particularly those in the south-western “Peninsular” zone are likely to gain the most. Average prices may increase slightly. We have not taken locational losses into account in our modelling.

Table 4 – NGC’s estimates of average loss factors for 2000/01

Generation loss factors		Demand loss factors
TNUoS zone	Average Loss Factor	GSP Group	Average Loss Factor
North	2.4%	Northern	-1.2%
Humberside	1.6%	Norweb	0.2%
N Yorks & N Lancs	1.6%	Yorkshire	0.1%
S Yorks and S Lancs	0.8%	Manweb	0.5%
North Wales	0.8%	East Midlands	1.2%
West Midlands	-0.2%	Midlands	1.8%
Rest of Mids & Anglia	0.7%	Eastern	0.9%
South Wales	-1.1%	Swalec	2.3%
Wiltshire	-0.8%	Seeboard	1.3%
Greater London	-0.2%	London	1.5%
Estuary	0.4%	Southern	1.9%
Inner London	-0.5%	South Western	2.4%
South Coast	-0.6%
Wessex	-0.9%
Peninsula	-2.6%

Source: Ofgem Transmission access

1.94	Ofgem’s first proposals for the modification of the transmission access arrangements were published in May 2001. Ofgem proposed that transmission access be allocated under an auction mechanism and that access rights would be tradeable between parties.

1.95	Following industry discussion and response to these radical proposals, including an alternative proposal from NGC, Ofgem published a second revised set of arrangements in February 2002, which included the idea of tradeable access rights, but implied less significant change than in its initial ideas.

1.96	Rather than request a response to the February proposals and continue to drive change itself, Ofgem has left it to the industry to implement any changes, through modifications to the CUSC[22] and the BSC, as well as any associated changes to

[22]	Connection and Use of System Code – this is the contractual agreement covering connection to and use of NGC’s system.

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the transmission charging regime which are governed by NGC’s transmission licence.

1.97	At the moment, the proposal under most serious discussion is one put forward by NGC. This is based on incremental changes to the current transmission access arrangements, rather than the major alterations that Ofgem had in mind.

1.98	The key features of the NGC proposal include:

• allocation of firm transmission access rights up to a generator’s net export capacity;

• participants would be able to trade long-term ownership of access rights within their node, and across nodes where facilitated by NGC; and

• relief of transmission constraints by NGC through (predominantly) short-term constraint contracts, as required.

1.99	While this proposal includes the development of tradeable access rights, in reality, there would be no market or incentive to trade, since all power stations would be allocated firm rights up to their maximum capacity. Since transmission constraints would still be relieved through contracts between NGC and generators, the scope for trading is limited.

1.100	One new feature is that should a new generator wish to connect to the system, it will be able to trade access rights with a retiring generator whose connection is deemed to have a similar impact on the system. This could prevent or reduce the time delays that generators have previously faced in order to obtain a connection.

1.101	Also, while under the current arrangements generators are compensated in the form of constraints payments when they are not able to generate due to transmission constraints, there are some forms of trip for which a generator is not compensated (see paragraph 1.28). The NGC proposals include compensation for all kinds of constraint, which will be of benefit to generators[23].

1.102	In order for any changes to take effect from April 2003 (Ofgem’s intended implementation date), NGC should have put forward its charging structure by September 2002. As this has not happened, and since the NGC proposal itself does not imply major alterations, significant change to the transmission access arrangements looks unlikely for 2003 – and most likely not until 2005 at the earliest.

[23]	Note that there is currently a proposed modification to the BSC (P80) that could have a similar effect, in compensating users for faults on the transmission system.

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Great Britain Trading Arrangements

1.103	Alongside the reforms of transmission capacity rights and losses, Ofgem wishes to introduce the NETA arrangements to Scotland. This would require alterations to the operation of the transmission networks. (Scottish & Southern and ScottishPower currently have responsibilities for transmission and distribution in their own defined areas.)

1.104	The so-called British Electricity Trading and Transmission Arrangements (BETTA) are currently due to be implemented during 2004.

1.105	BETTA would result in a single energy price for Britain. In our projections we model the Great Britain market as a whole.

Market power, competition and regulation

1.106	There has been a move to increased vertical integration since before NETA began. In particular, some generating companies have invested in retail businesses in order to better balance their portfolios. Companies such as Innogy have sold generation assets and acquired supply companies. Innogy currently owns the supply businesses of the former Yorkshire Electricity and Midlands Electricity, as well as their own direct sales business. The asset sales have been discussed in detail at paragraph 1.54.

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1.107	Figure 36 shows the volumes of generation and demand controlled by the main players in the UK market. The chart does not present a complete picture; the following points are worth noting:

• the (large) supply business for Scottish and Southern appears to be missing; and

• the industrial and commercial sales by (for example) British Energy are not shown.

1.108	Those companies which are vertically-integrated, and which serve customers who are reluctant to change supplier[25], may be relatively unconcerned about depressed wholesale prices. Any loss on the generation side of their business will be compensated by a corresponding gain on the supply side. In addition, they will certainly weather a period of low prices better than their competitors who are not vertically-integrated (and who are not well-covered by reasonably long-term contracts).

[24]	The generation and retail businesses of TXU have since passed to PowerGen.
[25]	These customers will be primarily domestic; according to Ofgem, 75% of such customers have never changed their electricity supplier.

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1.109	In the long term of course, low wholesale prices are likely to impact adversely on every company with generation assets. Our judgement at present (and it is only a judgement) is that severely depressed prices might endure for as long as two years. If it were not for the possible impact of the vertically-integrated companies, this period would likely be much shorter.

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2.	DEFINITION OF MARKET SCENARIOS

2.1	ILEX, in conjunction with AES Drax Power Ltd. and the Bank and Senior Bondholders Joint Steering Committee has defined a range of market scenarios to capture the potential changes to the electricity market over the next 15 years. Deutsche Bank has been providing the co-ordination between ILEX, AES and the Steering Committee.

2.2	In developing these scenarios we have distinguished what we call market events from price drivers. Market events are defined as one-off or discrete changes to the market in terms of structure or regulation which can have an impact on prices over a period of time, whereas price drivers are the continuous changes to fuel prices and demand that drive prices on a day-to-day basis.

2.3	We have developed three core scenarios around different combinations of market events under the same set of price drivers. We then present two sensitivities, each with a different set of price drivers.

2.4	In this section we present our assumptions regarding both the market events and price drivers, and then define the sets of assumptions that are combined in each scenario and sensitivity.

Definition of market events

2.5	We have defined three categories of market events as follows:

• changes to NETA;

• changes in energy policy; and

• changes in available capacity on the system.

2.6	For each category, we have determined a number of events which may occur and may have an impact on Drax. These are listed by category in Table 5.

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Table 5 – Potential market events

NETA Changes	Policy Changes	Capacity Changes

introduction of average zonal losses	changes to the Large Combustion Plant Directive (LCPD)	further plant mothballing

introduction of tradable access rights	introduction of a EU carbon emissions trading scheme	changes in plant ownership

changes to the NETA imbalance mechanism	changes to the renewables obligation	further new entry

introduction of a security of supply mechanism

move to a Great Britain wide trading system (BETTA)

2.7	For each of these events we have determined the likely year in which each event will begin to impact upon the market, and also the likelihood that each event will actually occur in reality, as shown Figure 37.

2.8	In the following paragraphs we give an explanation of each event and its likely impact upon Drax.

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Changes to NETA Introduction of average zonal loss factors

2.9	As described in paragraphs 1.85 to 1.93 there will be a move away from the current system where transmission losses are calculated on a national basis with the cost split 45% to generators and 55% to suppliers. Ofgem has accepted a proposal to charge for zonal losses on an average loss basis.

2.10	Under this new system generators will be charged for their losses on a zonal basis, and hence generators in the North will be penalised more than those in the South. NGC estimates of the zonal average loss factors for 2000/1 were given earlier, in Table 4 of Section 1. Ofgem aims to implement zonal losses by April 2004 (or October 2004 at the latest).

2.11	Drax, being located in the North, will be disadvantaged by the implementation of zonal losses. Using observed data for transmission losses over the period 1 April 2000 to 26 March 2001, the average transmission loss was 1.60%, whilst for the more recent period 1 May 2001 to 31 August 2001, the average loss was 1.68%. Taking into account historic values for transmission losses, and the fact that generators only pay for 45% of losses, 0.72% is a reasonable estimate for the share of transmission loss currently paid by Drax. However, from Table 4, the estimate of average zonal losses for Drax is 1.6% – an increase of nearly 0.9 percentage points.

2.12	However, on the 31 January 2003 the DTI released a consultation paper on whether average zonal loss factors are appropriate in a Great Britain wide trading market – in particular in regards to its impact on meeting the government’s renewable targets. Responses are required by the end of March – the tight timetable indicates that the DTI wants to have the option of scrapping the average zonal loss mechanism without needing to consider any investments made by companies in moving to the new scheme.

Introduction of tradable transmission access rights

2.13	Ofgem has proposed that NGC should be obliged, as part of its transmission license, to implement a transmission access regime by April 2004 – as discussed earlier in paragraphs 1.94 to 1.102.

2.14	The proposal currently under discussion envisages a zonal transmission access scheme where generators are allocated ‘firm’ access rights, which can also be traded on a secondary market.

2.15	NGC would publish the available capacity and price for each zone (the same zones will apply here as for zonal losses) and generators could bid for capacity up to their net export capacity. It is intended that generators can bid for rights for a few years ahead. To start with the available access rights would match available

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capacity but in future new generators could buy rights from existing plant rather than wait for NGC to approve connection.

2.16	The access rights can be traded within zones, or across zones – at an applicable zonal exchange rate. However, the initial scope for trading is limited since all generators can bid for access rights up to their net export limit.

2.17	Implementation looks unlikely before 2005, if at all, given that the proposal is still under discussion. This, coupled with the fact that the operation of Drax would not be materially affected, means that we have rated this change as having very little impact on Drax and have not included it in any of our scenarios[26].

Changes to NETA imbalance price mechanism

2.18	Ofgem has recently introduced modifications to the BSC in an attempt to reduce the spread between imbalance prices, as discussed earlier in paragraphs 1.41 to 1.45.

2.19	While these modifications have gone someway towards reducing the large difference between the imbalance prices, there is still pressure from some generators, particular non-schedulable renewables and CHP, to move to a single imbalance price. Ofgem opposes this, but given that progress to date suggests that the government targets for renewables and CHP are unlikely to be met – and the introduction of NETA has certainly reduced the viability of these projects – there could well be a move to a single imbalance price at some stage in the next few years.

2.20	The impact of a single imbalance price on Drax is unclear as it will depend how the behaviour of the generators in the differing NETA markets changes. A possible outcome in the various markets is as follows:

• in the imbalance market, if we assume that Drax is an average balancer and therefore recovers its imbalance costs through the RCR, then we would expect there to be little change in revenues. However, at times of forced outage Drax would benefit from an imbalance price which should be lower than the current SBP;

• in the day-ahead and forward markets we would expect prices to rise as generators will be less incentivised to contract long and also less incentivised to part-load overnight;

[26]	In a scenario where Drax were to close one or units, Drax could be benefit by selling access rights to new entrants – the zone Drax is located is still likely to be a favourable area for new generation.

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• in the balancing markets prices could also rise through a combination of fewer generators over-contracting, and therefore being less willing to reduce generation, and fewer generators part-loaded and therefore less willing to increase generation.

2.21	Overall Drax should benefit from a move to a single imbalance price, but probably not by a significant margin.

Introduction of a security of supply mechanism

2.22	Under NETA there is not an explicit mechanism to ensure security of supply by rewarding capacity that is available on the system. Ofgem supports the view that energy markets should be sufficiently efficient to respond to likely capacity shortages through higher prices.

2.23	However, there is concern about whether NETA can deliver the price signals required to ensure that security of supply is maintained. When traders recently believed that there was a high probability that British Energy’s power stations would close, the short-term (day-ahead) price rose – on occasions to about 2.3p/kWh. However, prices further out responded only weakly. For example, the prices for the then coming winter season only firmed from about 1.73 to 1.85p/kWh. For new power stations to be constructed there must be a high degree of confidence (on the part of the developer, the lending banks and/or a power purchaser) that the necessary prices will be sustained over a number of years. Prices of only 1.8p/kWh or so are not sufficient to encourage new entry, and hence will not instil such confidence.

2.24	Generators, in particular PowerGen, are currently pressing for some form of capacity mechanism to be introduced. This coupled with the recent problems at British Energy has highlighted the issue, and so an explicit capacity mechanism could well be introduced in the future.

2.25	The likelihood of this occurring would increase in a scenario where further plant mothballing results in a tightening of the system margin over the next few years. Our analysis indicates that the firm capacity at winter could fall to 7%, under which the lights could go out in a scenario of a cold winter peak coupled with plant outages. This may well be the sort of event that could trigger serious consideration of a security of supply mechanism.

2.26	Whether Drax would benefit from the introduction of a security of supply mechanism depends on the exact nature of the mechanism. If the mechanism is set-up to ensure that there is always sufficient capacity on the system to meet peak demand then Drax should benefit. However if the mechanism is too generous (which is very unlikely to be the case) and incentivises more new entry than required – such as happened under the old pool – then Drax could be worse off.

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Introduction of a Great Britain wide trading system (BETTA)

2.27	Ofgem and the DTI plan to move to a Great Britain wide trading scheme from April 2005 at the latest.

2.28	Our analysis indicates that prices under a Great Britain market will not be significantly different from those under the current England and Wales market – given the relative size of the Scottish market. The operation of Drax should also be relatively unaffected.

2.29	However, all of our scenarios are based on a Great Britain market.

Changes to energy policy

Energy white paper

2.30	The energy white paper was published on 24 February 2003. Prior to publication, numerous leaks led to the expectation that:

• significant lobbying for support of nuclear plant would not reflected in the final paper;

• there may be some further support for renewables and CHP; but

• that, overall, there would be little change in current policy.

2.31	These expectations were fulfilled by the published report. The key points which contains are:

• an aspiration to cut carbon dioxide emission by 60% by 2050;

• a primary reliance on carbon emissions, such as under the EU scheme (see paragraph 2.49 ff) to deliver cuts;

• an “ambition” of a 20% renewables target by 2020;

• new goals for improved energy efficiency; and

• ensuring security of supply.

2.32	Overall there is little change in current policy and certainly nothing radical that will impact on Drax, over and above the other market events that we discuss here. In particular the White Paper did not address the issues of security of supply and fuel diversity – both of which could have been favourable to Drax.

Increase in the renewables obligation

2.33	The renewables obligation currently requires suppliers to purchase a proportion of their supplies from renewable generation. This proportion will increase from 3% in the first period, due to run from 1 April 2002 to 31 March 2003, to 10.4% in 2010/11.

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2.34	The Government’s Performance and Innovation Unit (PIU) in its recent Energy Review, suggested that in order to bring down the cost of new renewables and to establish new options, a renewables target of 20% of electricity supplied should be set for 2020[27]. Whilst the 20% target is ambitious, it represents the low end of a scale examined by the PIU, which ranged up to 30% by 2020.

2.35	Given the current rate of renewable growth it would seem that the 10% target in 2010, will be difficult to meet let alone a further increase beyond this.

2.36	ILEX analysis indicates that a higher 20% renewables target is likely to be met predominately through wind generation. The nature of wind generation is that it is not guaranteed to be available at times of peak demand and hence a higher system margin is required. Therefore Drax should still be required to maintain security of supply even in a scenario with a higher renewables obligation.

Revised Large Plant Combustion Directive (LCPD)

2.37	Currently coal and oil plant must operate within limits on sulphur dioxide (SO2) emissions set by the Environmental Agency (EA). There are currently limits both on individual plant (A-limits) and on companies as a whole (B-limits). These limits reduce over time and are in place until the end of 2005[28]. The limits are relaxed for a number of years should generators opt to fit FGD to their plant.

2.38	From 1 January 2008, the UK will need to comply with EU revised LCPD. The revised LCPD requires that:

	•	newer combustion plants – those brought into operation after 1987 – meet the emission limit values (ELVs) given in the revised LCPD;

	•	existing plants (i.e. those in operation pre-1987), either:

		–	comply with emission limit values for SO2, NOx, and particulates; or
		–	operate within a ‘National Plan’.

2.39	Consequently under this policy the UK has two options regarding the operation of existing coal plant:

	•	existing coal plant must comply with the ELV for existing plant – which are on a mg/Nm [3] basis which is effectively the allowed level of SO2 emissions in the flue; or

	•	existing coal plant must operate within a national plan where the national plan sets the total allowed SO2 emissions each year. The emissions under a

[27]	PIU Energy Review, February 2002.
[28]	It is unclear what emission limits will be in place in 2006 and 2007, in our modelling we have assumed a continuation of these EA limits.

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national plan are calculated by determining the total emissions that would have occurred given the average annual plant operation from 1996-2000, but where the allowed emissions are limited by the ELV for existing plant.

2.40	The UK must decide by November 2003 which of these routes it intends to take. Generating plants must then decide before 30 June 2004 whether they will comply with these limits (by committing to fit FGD) or choose to ‘opt out’. If they opt out they will only be allowed to run for a limited time – which is restricted to a maximum of 20,000 hours, and the plant must be closed by the end of 2015.

2.41	As well as complying with the LCPD, all plant must comply with the Integrated Pollution Prevention and Control (IPPC) Directive. The purpose of the IPPC Directive is to achieve a high level of protection of the environment as a whole, through the application of Best Available Techniques (BAT). ‘Techniques’ includes not only the technology and design of installations but also the way in which they are operated and maintained. It is still unclear what this will mean exactly for coal plant, but current suggestions are that if a coal plant has an annual load factor of above 40% it would be expected to fit FGD.

2.42	Should the UK choose to go down the ELV route then all unscrubbed plant would have no choice other than opting out (and the low allowable load factors could well force some to close on economic grounds), as they are unable to meet the ELV for existing plant. FGD plant, including Drax, would benefit as there would be no restriction on their operation[29] and they would benefit from the reduced operation of unscrubbed plant.

2.43	Should the UK choose the national plan route than the impact on Drax is less clear – although Drax will certainly be at a disadvantage as compared to the ELV route. This is because under the national plan unscrubbed coal plant could choose to comply with this option, and hence compete with Drax for a portion of the allowed emissions.

2.44	In our modelling we have chosen the national plan as the likely route (although the ELV route seems to be the current favoured option) as the impact on Drax will be greater. The total allowed annual emissions are calculated over all coal plant given the following formula:

[29]	Assuming that Drax burnt coal with a sulphur content consistent with meeting this instantaneous ELV for existing coal plant – if the sulphur content of the coal is too high such that the ELV is not met then Drax would not run at all.

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2.45	The consultation paper on the revised LCPD includes figures for the above parameters for all UK power plants which enables us to calculate the national plan limit. In calculating the total limit we must also take into account those plant which ‘opt out’ and those which close.

2.46	An area of uncertainty under the nation plan is how allowances will be allocated to individual plant. If they were to be allocated on a grandfathering basis, from plant operation from 1996-2000, then Drax would be well positioned as it had a load factor far in excess of any other coal plant. However if it were to be on an auction basis then Drax would not be at an advantage to any other coal plant.

2.47	In our analysis we assume the latter, and restrict Drax’s operation under the national plan to be no better than any other plant in the plan.

2.48	Beyond 2015 coal plant (which by then will need to be fitted wioth FGD in any case) must fit SCR to reduce NOx emissions. We assume that some FGD plant will close at this stage – it is very dependent on the projected plant load factors at the time.

EU emissions trading scheme

2.49	On 10 December 2002, European governments agreed on an EU-wide scheme for greenhouse gas emissions trading. The scheme must still obtain the approval of the European Parliament, but there is a very good chance that it will come into force in 2005 as planned.

2.50	Generators will be included in the scheme along with refineries and other large industries. For phase 1 of this scheme, 2005-2007, only CO2 emissions are covered, but in phase 2 from 2008 onwards other greenhouse gases may be included. The scheme is a cap and trade scheme where participants will be allocated a cap each year and can trade amongst themselves on a EU wide basis and potentially world-wide – should they exceed this cap there is a proposed penalty of €40/tonne rising to €100/tonne post-2007. Beyond 2008 there is a possibility that up to 10% of allowances could be auctioned.

2.51	The operation of Drax is likely to be reduced under the emissions trading scheme – particularly in a scenario where coal-fired plant would otherwise be at an advantage to gas-fired plant. However, in a scenario with high coal prices and low gas prices Drax may be able to generate additional revenue through selling unused credits.

Changes to system capacity Plant ownership changes

2.52	There may well be changes in plant ownership over the next few years; in particular a number of plant may become owned by banks.

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2.53	There has been comment that the operation of plants under bank ownership may be different than the case if a vertically integrated generator owned them. In our modelling of the Great Britain electricity market we assume that a plant will continue to operate if it covers its fuel and variable costs – we do not assume that it needs to cover its fixed and capital costs.

2.54	There is no reason to believe that a bank owned plant will operate any differently – it would not run unless its fuel and variable costs were being covered, and there is no reason to believe that forward prices will not reflect the underlying marginal costs.

2.55	If anything, vertically integrated players may have more scope at running at higher load factors given that these players are less sensitive to losses on the generation side given the potential gains on the supply side. However, again it is reasonable to assume that these generators will attempt to cover their fuel and variable costs, and if forward prices are lower than their own generation costs then they will contract accordingly.

New capacity

2.56	The only definite new build we have assumed is that which is already committed and under construction, as shown in Table 6.

Table 6 – Committed new build assumptions

Plant	Type	Capacity (MW)	Commissioning Date

Scottish interconnector upgrade	Interconnector	1010	2003/4

Baglan Bay	CCGT	580	2003/4

Immingham Refinery	CHP	720	2004/5

Spalding	CGGT	800	2004/5

2.57	We assume that additional new build, over and above that in Table 6 above, will only occur when required – later this decade. This new build is assumed to be

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new entry CCGT[30] – refer to Annex B for a discussion of our new entry assumptions.

Interconnector assumptions

2.58	We assume that the French interconnector is base-loaded until the end of 2008 but beyond this time, the flow will increasingly be in both directions – as such we assume that half the capacity will be available for import into Great Britain.

2.59	The interconnector between Scotland and Northern Ireland is assumed to be a base-load demand on the Great Britain system.

Upgrading of existing capacity

2.60	The three existing coal-fired gensets at Didcot A have been converted to dual coal- and gas-firing.

2.61	With respect to FGD, we assume that London Electricity/EdF fits FGD fully on West Burton (1.97GW fitted by 2004), International Power fits FGD on both units of Rugeley (1GW by 2006) and British Energy fits FGD on two out of four units at Eggborough (1GW fitted by 2005). This is in addition to the FGD already fitted at Drax and at Ratcliffe (3.7GW and 2GW respectively). We have also taken account of London Electricity/EdF’s announcement to fit FGD on two out of the four units at Cottam (1GW by 2005).

2.62	We have assumed that ScottishPower does not fit FGD to Longannet.

Retiral of existing capacity

2.63	Existing plants which have not yet been announced for retirement are retired at the end of their nominal operating lives. This is generally 40 years for coal, 35 years for oil plant and 30 years for CCGTs (although this is less relevant as all of the CCGTs are expected to be retired beyond 2018). For some plants we have extended this technical life based on recent acquisitions or stated investments.

2.64	The retiral assumptions up to 2010/11 are shown below in Table 7. Later in this section we list the plant mothballing assumptions, which mean that some plant will be unavailable before these retiral dates.

[30]	Although a Norwegian interconnector may be built instead of one or more new CCGTs – this would not change our underlying price projections or projections of Drax’s operation.

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Table 7 – Existing plant retiral assumptions

Plant	Type	Capacity (MW)	Retiral Date

Calder Hall	Nuclear	200	2002/3
Fawley	Oil	484	2003/4
High Marnham	Coal	756	2003/4
Wylfa	Nuclear	1082	2003/4
Drakelow C	Coal	666	2004/5
Tilbury	Coal	1020	2004/5
Tilbury GT	Oil	34	2004/5
Dungeness A	Nuclear	444	2005/6
Sizewell A	Nuclear	430	2005/6
Taylors Lane	Oil	132	2005/6
Chapel Cross	Nuclear	196	2006/7
Oldbury	Nuclear	440	2007/8
Cockenzie	Coal	864	2008/9
Ironbridge	Coal	970	2009/10
Kingsnorth	Coal	1940	2009/10
Kingsnorth GT	Oil	34	2009/10
Aberthaw	Coal	1455	2010/11
Aberthaw GT	Oil	34	2010/11
Hinkley B	Nuclear	1297	2011/12
Lynemouth	Coal	393	2011/12

2.65	Beyond 2010/11 the plant retirals will be dependent on the extent to which these plant are replaced by new entry. In any event, we assume that all unscrubbed plant will be retired by the end of 2015, along with some of the FGD plant.

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Mothballing of existing capacity

2.66	In Table 8 we list those plant which are currently mothballed, and in Table 9 we list those plant for which definite mothballing dates have been given[31].

	Table 8 – Currently mothballed plant

	Plant	Type	Capacity (MW)	Date mothballed

	Grain (1 unit)	Oil	675	February 2002

	Drakelow C (1 unit)	Coal	333	March 2002

	Killingholme PG (1 unit)	Gas	450	April 2002

	Deeside (1 unit)	Gas	250	April 2002

	Table 9 - Announced further motherballing

	Plant	Type	Capacity (MW)	Date mothballed

	Grain (1 unit)	Oil	675	Spring 2003

	Drakelow C (2 units)	Coal	666	Spring 2003

	High Marnham (4 units)	Coal	756	Spring 2003

	Killingholme PG (1 unit)	Gas	450	Spring 2003

[31]	This does not mean that those plant will necessary be mothballed, but the owners have at least started the process by giving the required six months warning to NGC. The owners of other plant, e.g. Fiddlers Ferry and Ferrybridge, have announced that the plant may be mothballed but no dates have yet been given.

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Potential further mothballing of existing capacity

2.67	Beyond those plant which are already mothballed, or it has been announced will mothball, there is potential for further mothballing of plant.

2.68	We have identified a number of candidates for mothballing by considering the following:

	•	projected cost (£/MWh) based on:
		–	projected fuel cost;
		–	projected generation;
		–	business rates;
		–	generator TNUoS[32];
		–	variable costs;
		–	O&M and insurance;

	•	vertical integration of plant owner – are they long or short on generation?;

	•	does the plant have an electricity off-take contract?;

	•	does the plant have a gas supply contract?

2.69	The latter three items of the above list are important, along with the cost of generation for the following reasons:

	•	a vertically integrated generator is less likely to mothball plant if they are short on generation but more likely if they are long;

	•	plant with an electricity off-take contract is likely to be covering its costs and as such there is little incentive to close the plant;

	•	plant on older LTI gas supply contracts are on a take-or-pay basis with no option of reselling the gas and therefore the plant has no option but to continue operating.

2.70	This is by no means an exhaustive list and many other considerations will apply in every specific case.

2.71	In Figure 38 below, we present a chart showing the costs for each plant, grouped by whether the owner is vertically integrated, bank-owned or a stand-alone generator. Other considerations such as off-take contracts are also highlighted.

[32]	Transmission network use of system charges.

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The costs have been calculated based on historical 2002 fuel prices and assuming all plant operates at a load factor of 50%[33].

2.72	The conclusion is that the likely candidates are those plant which are neither bank-owned or owned by a vertically-integrated generator which is short on generation. We have identified the following plant as potential candidates for mothballing:

• Roosecote gas-fired CCGT;

• Deeside (1 unit) gas-fired CCGT;

• Ferrybridge coal-fired plant.

2.73	There are other more expensive plant cost-wise, but these either have off-take agreements or long-term gas contracts (with no provision for resale) or are owned by vertically integrated players short on generation.

[33]	This will obviously tend to make base-loaded plant look worse and peaking plant look better, but it enables us to remove the distortions given that the 2002 fuel prices were particularly unfavourable to gas.

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Definition of price drivers

2.74	As stated earlier in this section, we define price drivers as those continually changing factors that drive the relative changes in electricity price from one half-hour to the next. The two key factors are:

• demand; and

• fuel price.

2.75	For each of these parameters we have defined three scenarios – high, central and low – which are developed in order to capture the range of future fuel prices or demand.

Fuel prices

2.76	Table 10 provides details of the fuel price scenarios which are used in developing our projections. All figures quoted are in January 2003 money, and they are for fuel delivered at the power stations in £/GJ (of gross, or higher, calorific value) on a variable cost basis[34].

[34]	The ‘New gas’ prices include an average Transco exit charge. We assume that generators burning ‘Spot Gas’ will have paid the exit charge under their long-term contract and therefore the exit charge is not included in the Spot Gas prices above.

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Table 10 – Fuel prices in January 2003 £/GJ – for the financial year ending March

Low fuel price scenario (real Jan 2003)

£/GJ	Coal	HFO	MDO	New Gas	Spot Gas

2003	1.20	2.32	4.03	1.55	1.55
2004	1.13	2.50	3.76	1.44	1.45
2005	1.11	2.37	3.54	1.33	1.34
2006	1.10	2.23	3.37	1.28	1.28
2007	1.09	2.20	3.40	1.24	1.24
2008	1.08	2.14	3.42	1.24	1.24
2009	1.07	2.10	3.45	1.24	1.24
2010	1.06	2.06	3.47	1.24	1.24
2011	1.05	2.02	3.47	1.24	1.24
2012	1.05	1.97	3.47	1.24	1.24
2013	1.04	1.93	3.49	1.24	1.24
2014	1.04	1.89	3.51	1.24	1.24
2015	1.04	1.89	3.51	1.24	1.24
2016	1.04	1.89	3.51	1.24	1.24
2017	1.04	1.89	3.51	1.24	1.24
2018	1.04	1.89	3.51	1.24	1.24

Central (Low) fuel price scenario (real Jan 2003)

£/GJ	Coal	HFO	MDO	New Gas	Spot Gas

2003	1.22	2.71	4.40	1.93	1.65
2004	1.21	3.01	4.24	2.31	2.03
2005	1.19	2.99	4.12	2.16	1.94
2006	1.18	2.94	4.04	2.08	1.88
2007	1.17	2.93	4.08	1.99	1.80
2008	1.16	2.88	4.11	1.90	1.72
2009	1.15	2.85	4.16	1.80	1.64
2010	1.14	2.83	4.19	1.75	1.58
2011	1.13	2.79	4.21	1.75	1.57
2012	1.12	2.76	4.22	1.75	1.57
2013	1.12	2.73	4.25	1.75	1.57
2014	1.12	2.71	4.28	1.75	1.57
2015	1.12	2.71	4.28	1.75	1.57
2016	1.12	2.71	4.28	1.75	1.57
2017	1.12	2.71	4.28	1.75	1.57
2018	1.12	2.71	4.28	1.75	1.57

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2.77	Figure 39 to Figure 40 show the variable production costs of a gas-fired CCGT (assuming 50% HHV[35] efficiency) and a coal-fired plant (assuming 36% HHV efficiency). This shows that the fuel price scenarios cover a range of price relativities between gas- and coal-produced electricity, reflecting the wide range of our projections for gas prices and the narrower range of possibilities for coal prices.

2.78	The ILEX central fuel price scenario (not shown here) has a distinctive advantage for coal, which has led us to create a lower Central gas price projection, as shown in Figure 40. This scenario, called the Central (Low), is based on the following assumptions for gas price:

•	based on the forward curve as at 13 February 2003, up to 2005;

•	beyond 2010 based on a 10% discount over the Central price projection;

	•	from 2005 to 2010 a linear interpolation has been applied.

[35]	Higher heating value.

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2.79	We have also modelled the operation of Drax under the Central and High ILEX fuel price scenarios. These fuel price scenarios result in coal plant running ahead of gas plant at all timed and as such are an upside for Drax and are not presented here.

Demand

2.80	Figure 41 shows our projections for demand on the transmission system of England and Wales (which is met, broadly speaking, by power stations over 100MW), for both peak demand and energy required. Our projections are based on NGC’s Seven Year Statement (SYS) together with our own judgement in the longer term.

2.81	Demand has grown slowly recently and is projected to continue to grow moderately in the Central case. In the Low case, we project a fall in demand due to low economic growth coupled with high growth in embedded generation, such as wind and CHP. In the High case the reverse is true, with high economic growth and slow development of embedded generation.

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2.82	Figure 42 shows our projections for demand on the transmission system of Scotland, for both peak demand and energy required. Our projections are based on ScottishPower’s and Scottish and Southern’s respective Seven Year Statements together with our own judgement in the longer term. The relative impact of renewables is greater in Scotland, where they are assumed to be embedded in the distribution systems; hence the low projected system demand growth rates.

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2.83	The historical peak demands in Figure 42 show large variations from year-to-year since Scottish and Southern Energy do not produce ACS corrected peak demands and therefore we have used the measured peak demands the peak demand in Scotland will obviously be heavily weather driven.

2.84	The total Great Britain demand scenarios are constructed by combining the Scottish projections with each of the three England and Wales projections. The relative size of the Scottish market compared to the England and Wales market means that there is little to be gained from developing three projections for Scottish demand.

The Market Equilibrium Case

2.85	We have developed a Market Equilibrium case around the market events described in this section.

2.86	Each market event has been assessed for its impact (where known) on Drax, as listed in Table 11.

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Table 11 Event ratings against Drax operation

Advantage	Disadvantage

further mothballing of plant	introduction of average zonal loss factors

introduction of a security of supply mechanism	introduction of a EU emissions trading scheme

further bank ownership of plant

No significant advantage or disadvantage	Unclear

introduction of BETTA	changes to NETA imbalance prices

increase in renewables obligation	changes to LCPD

2.87	Given these event rating we have constructed the Market Equilibrium to capture a basecase (most likely) view for Drax, as shown in Table 12. This scenario is labelled the Market Equilibrium case as we assume that the system reaches equilibrium and remains in balance with new CCGTs entering the system as required.

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Table 12 Market Equilibrium case

Year	Market Event

2003	introduction of average zonal loss factors

bank ownership of plants increases no further mothballing beyond those already mothballed and committed to mothball

(mothballed plant will reopen if required in the short-term)

2005	introduction of EU carbon emissions trading

2008	changes to the LCPD assume a move to a national plan with older unscrubbed plant opting out

2009	further new capacity enters the market as required

2016	closure of all unscrubbed plant further capex to meet NOx limits for FGD plant

2.88	The market equilibrium case will be run against the ILEX central demand projections and the lower of the Central fuel price projections.

2.89	The Market Equilibrium case is consistent with the forward curve out to 2005. While forward curves exist for beyond 2005 these have not been used since our assumptions regarding market events beyond this time (in particular the introduction of EU emissions trading) may not be factored into the forward prices.

2.90	As regards carbon emissions trading, the Market Equilibrium case assumes that the initial, free allocation of permits to individual generators is:

•	determined on the principle that each generator will be financially neutral, overall, to the introduction of the EU scheme;

•	calculated against a view of the future, in the absence of the scheme, that corresponds with our Market Equilibrium case.

2.91	We therefore project prices and Drax operation ignoring whatever cost of carbon might emerge from the trading scheme. Our resulting load factor, may therefore not reflect would actually occur in practice but the overall commercial performance projected for Drax will be accurate, given the above assumptions.

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2.92	In practice, the methodology for the initial allocation of permits has yet to be formulated. Work on this will shortly be underway, sponsored by DEFRA. Different methodologies can have very different commercial impacts upon individual generators, as can the cost of carbon that emerges from trading[36].

2.93	We have tested Drax against a scenario in which the combined impact of initial allocation and carbon cost is about the worst that could be expected for a coal- fired plant. This is where the impact is ‘equivalent’ to a ‘carbon tax’ on all coal consumed by the plant. We set this tax at 10/tonne of CO2, drawing on recent ILEX projections[36]. In all other aspects, the scenario was based on the Market Equilibrium case but with somewhat higher gas prices to reflect the increase in gas demand that would be one consequence of such an arrangement.

2.94	The impact of this scenario was detrimental, as might be expected. It was, however, not as bad as the Low Fuel Price scenario which we discuss below, so we have not included this adverse carbon scenario in this report.

The two sensitivities on price drivers

2.95	We have developed two sensitivities both on the Market Equilibrium case one on capacity and one on fuel prices. These are shown below in Table 13.

Table 13 Sensitivities on core scenarios

Competitive Price Taking sensitivity	Low Fuel Price sensitivity

New entry post 2009 is assumed to be a mix of CCGTs and OCGTs	Low fuel price scenarios

2.96

The Competitive Price Taking case is driven by the assumption that base-load plant, both gas-fired and coal-fired, will attempt to price-take and as such bid into the market based on the fuel and variable costs only they do not attempt to recover their start-up or no-load costs. At times of system stress, however, these plants will bid to ensure that all their costs are covered for the year. We assume that an outcome of this bidding behaviour is that new entry post-2009 will be a mix of OCGTs and CCGTs.

[36]	A recent ILEX report, ‘Multi-Client Study on Carbon Prices’, develops projections for the cost of carbon under the EU scheme.

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2.97	This is a sensitivity on the Market Equilibrium case, which was run to reflect the AES bidding strategy, however ILEX does not believe that this scenario is as plausible we discuss this further in the results section.

2.98	We have not presented an upside scenario in this analysis. Such a scenario could include those events we have identified as being of advantage to Drax in Table 11.

Supply/Demand projections under each scenario

2.99	In the following figures we show the firm capacity at winter peak for each of the three scenarios.

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[37]	Note that we have a large number of OCGTs entering the system in 2015/2016 to coincide with the closure of unscrubbed coal plant.

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3.	PROJECTIONS OF WHOLESALE ELECTRICITY PRICE AND DRAX OPERATION

3.1	In this section we present our projections of the wholesale electricity price under all three scenarios and the operation of Drax under all scenarios.

Fundamental principles

3.2	ILEX has developed a detailed modelling capability to project the future behaviour of prices within the electricity market in Great Britain to 2018. To develop our long-term projections, we firstly need to make some assumptions about the underlying principles upon which the future market will be based. We make the minimum number of these assumptions, as follows:

•	one way or another, the market will recognise a value for both generating capacity and electrical energy;

•	these values will be based on the underlying economics of the generating system at the time;

•	for the value of energy, this will entail the broad economic despatch of the plants on the system; and

•	efficient wholesale markets will deliver an effective merit order.

3.3	Note that we do not need to assume a particular set of trading arrangements. Rather, our assumptions relate to the underlying state of the market. It is, however, quite feasible that there will be variations in that state from one year to the next. We do not attempt to predict the precise values for capacity and energy in any one future year, but rather their underlying levels.

3.4	The distinction that we draw above between the value of energy and the value of capacity was reflected in the old Pool, in the SMP and the “LOLP” components of the Pool Purchase Price. Under NETA there is no explicit distinction. Nevertheless, the wholesale prices in the NETA markets will need over a period of time to cover:

•	the variable costs (largely for fuel) incurred by generation sets in the production of electricity; and in particular the variable costs of the most expensive set operating at any point in time; and

•	the fixed year-on-year costs of keeping sufficient plant open to ensure that demand is always met, even at peak periods; or in circumstances in which there is an impending shortage of capacity, the net cost of bringing forward new entry (this is discussed further at paragraph A.25 in Annex A below).

3.5	If these costs were not to be covered then demand would not be met, either:

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•	because price is not sufficient to cover the fuel and other variable costs of all the plant which needs to be run to meet demand; or

•	because the level of price over the year is not sufficiently in excess of variable costs to provide enough additional revenue to cover the fixed costs of keeping sufficient plant open or to bring sufficient new plant forward. This additional component of price represents the value of capacity.

3.6	It is as yet unclear precisely how this value of capacity will be reflected in prices in the various NETA markets, if and when the present over-capacity is dissipated. In the Balancing Mechanism and spot markets, there are likely to be severe price spikes at times of highest demand. In the forward markets, option contracts may emerge which cover the fixed costs of keeping existing plants open.

3.7	The ILEX model of the Great Britain electricity market, GBGen, is described in Annex A. In section 2 we provided a description of the following assumptions used for input into GBGen:

•	market changes;

•	energy policy changes;

•	fuel prices (coal, oil and gas);

•	electricity demand; and

•	new power station construction, and plant retirements.

3.8	In Annex B we give detailed assumptions regarding plant data (availabilities, efficiencies, and variable other works’ costs), environmental decisions on plant operation and retirements, and Balancing Services Use-of-System (BSUoS) costs and transmission losses.

Wholesale electricity price projections

3.9	The prices presented in this section are intended to reflect day-ahead prices in the short-term NETA (or BETTA) markets. We assume that generators will seek to recover the costs associated with their BSUoS and losses from the day-ahead markets and as such we include these costs in our projections.

3.10	The Market Equilibrium case and Competitive Price Taking case are both assumed to be consistent with the electricity forward curve up to 2005, while the Low Fuel Price scenario is assumed to consistent until 2004.

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BSUoS and losses

3.11	From our discussion in paragraph B.127 in Annex B we have developed estimates of the additional costs of BSUoS and losses faced by generators.

3.12	Generators currently pay 50% of BSUoS and 45% of losses[38]. We apply these costs over the year as follows:

(projected prices[39] + BSUoS RCR)[40] *(1+45%*Transmission Losses as a proportion)

3.13	The resulting TWA price projections, incorporating BSUoS and losses, are shown in Table 14 and Figure 45 (in financial year terms) and Table 15 and Figure 46 (in calendar year terms).

[38]	While we assume a move to average zonal losses from 2004/5, we also assume that the impact on national day-ahead prices will be the approximately the same as under the current mechanism. We incorporate the impact of average zonal losses in our projections of the capture prices for Drax presented later in this section.

[39]	These are the projected prices before the addition of BSUoS and losses.

[40]	RCR is the Residual Cashflow Reallocation under NETA see paragraph B.127 ff in Annex B.

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Table 14 –	Projections of wholesale electricity prices including BSUoS and Losses (Jan 2003 /MWh ) for the financial year ending March

Year	Market Equilibrium Case	Competitive Price Taking Case	Low Fuel Price Scenario

2003/4	16.95	16.95	16.95

2004/5	16.90	16.90	14.50

2005/6	19.14	19.14	16.99

2006/7	19.52	19.52	16.82

2007/8	21.59	21.59	19.35

2008/9	21.59	21.59	19.34

2009/10	20.99	20.99	19.23

2010/11	20.78	20.87	19.02

2011/12	20.84	20.83	18.71

2012/13	20.81	20.81	18.70

2013/14	20.79	20.85	18.67

2014/15	20.87	20.71	18.70

2015/16	20.33	20.34	17.93

2016/17	20.46	20.24	17.84

2017/18	20.46	20.17	17.83

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Table 15 –	Projections of wholesale electricity prices including BSUoS and Losses (Jan 2003 £/MWh) – for the calendar year

Year	Market	Competitive Price	Low Fuel Price
	Equilibrium Case	Taking Case	Scenario

2003	16.75	16.75	16.75
2004	16.95	16.95	14.67
2005	18.07	18.07	15.83
2006	19.63	19.63	16.88
2007	20.52	20.52	18.18
2008	21.63	21.63	19.22
2009	21.06	21.06	19.39
2010	20.90	20.51	19.06
2011	20.81	20.65	18.81
2012	20.84	20.96	18.73
2013	20.81	20.86	18.69
2014	20.84	20.78	18.72
2015	20.34	20.20	17.98
2016	20.50	20.85	17.84
2017	20.50	20.25	17.88

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Discussion of the price projections

Market Equilibrium and Competitive Price Taking cases

3.14	In these two scenarios, prices rise slightly over the next two years due to a combination of strengthening gas prices and the tightening of the SOx emission limits for coal and oil-fired plant over this time and the introduction of the EU carbon emissions trading scheme.

3.15	From 2005/6, some of the previously mothballed plant will need to return to service in order to maintain an acceptable security of supply margin (around 10% at winter peak), and hence our projected prices rise at this time.

3.16	From 2008 we project a further rise in prices to a level that would broadly justify further new entry coming onto the system as is required from 2009.

3.17	Prices fall in the longer-term due to a combination of all the older unscrubbed coal plant closing in 2015 (because of the LCPD) coupled with an assumption that CCGT new entry costs in the very long-term will fall due to expected improvements in efficiency.

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Low fuel Price scenario

3.18	The prices in this scenario track those in the other two cases, except at a lower level.

Wholesale electricity prices post-2018

3.19	By 2017/18, all projections are for a system in equilibrium with new entry, by either or both baseload advanced CCGTs and peaking OCGTs (open cycle gas turbines). Given the assumption of system equilibrium, we believe that for the few years following 2017/18 it would be reasonable to assume that the underlying level of prices remains, for each scenario, at its 2017/18 value (in real terms). We recommend the use of an RPI escalator if projections are required in nominal terms.

Qualifications

The amount and value of capacity

3.20	These projections are of the underlying level of prices in the market. There may, however, be significant variation of prices about the underlying level, from year to year. In particular the value of capacity may not be apparent in any one year. Indeed, in a situation of continuing oversupply, prices could remain at the levels illustrated by the early years of the Market Equilibrium projections

3.21	It is important to emphasise that there is great uncertainty over the timing of the recovery in prices which occurs in by 2008, in all our scenarios. For example, should further new build transpire than we allow, the recovery could be postponed for a number of years.

Electricity market projections for Drax

3.22	Projections of TWA price are only of limited value for projecting possible future levels of revenue from the electricity market for assets that will not necessarily operate at baseload. What is required for such assets is information on the way in which price might vary from half-hour to half-hour within the year. In addition to developing the TWA wholesale electricity price projections, we also produce arrays that show the “shape” of price over the year for each year and for each scenario. These arrays describe how prices vary over the 48 half-hours in 25 sample days of the year (a business day and non-business day for each month and a peak day representing the ten days of highest price).

3.23	The price arrays can be used directly to project the potential operation of a plant assuming that:

•	the plant is high in the merit order; or

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•	the price scenario analysed is a market power scenario and it can be assumed that the plant would be operating as a price-taker.

3.24	However, neither of these conditions necessarily apply to Drax and therefore the relative position of Drax in the merit order also needs to be taken into account in order to project its operation and its revenue. As stated earlier in paragraph 2.47 there is also uncertainty as how Drax will fare relative to other FGD plant under the revised LCPD, and in a NETA-type market against the vertically-integrated players, and so we assume Drax will not run at a better load factor than the average for all FGD plants.

3.25	The price projections under each scenario are consistent with each plant operating based on its position in the merit-order. It would be inconsistent to argue that a plant could in fact operate at higher load factors given the price projections[41] since they would operate at the expense of a more economic plant. This more economic plant might be expected to respond in some manner, and therefore prices could fall to levels where marginal costs are not being recovered on a half-hourly basis.

3.26	As a comparison, we have produced an explicit price-taking scenario for Drax, based on the Market Equilibrium scenario, using the following assumptions:

•	the new entry post-2010 will be a mix of CCGTs and OCGTs (gas-fired and oil-fired);

•	all base-load plant (coal and gas-fired) will bid to cover their fuel and variable costs but not to cover their start-up and no-load costs in each half-hour – as such they will compete as price-takers; and

•	peaking plant will bid in such a manner that the annual TWA prices are the same as in the Market Equilibrium case – such that annual prices are consistent with new CCGT entry (as well as with new OCGT entry at peak).

3.27	This price-taking scenario is internally consistent as we assume plant operate based on their relative position in the merit-order. However we also assume that competitive bidding behaviour by base-load plant is such that only their fuel and variable costs are covered in periods of excess capacity.

3.28	The assumption of a mix of new entry, both OCGT and CCGT, in the Competitive Price Taking Scenario is likely to be optimistic for Drax. There will be fewer CCGTs than in the Market Equilibrium case, which will allow Drax to retain a reasonable high load factor. At the same time, the presence of OCGT new entrants will sustain the overall level of price – at its Market Equilibrium value.

[41]	The fact that the prices in any half-hour include a component to cover start-up and no-load for the marginal plant means that the half-hour electricity prices may in fact be greater than the marginal fuel costs for a plant which has been modelled as not operating.

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The Competitive Price Taking case represents an upside for Drax compared with the Market Equilibrium case.

3.29	The profile of prices under the Competitive Price Taking case, in which prices will be depressed during periods of low demand because of severe competition between base-load plants, will certainly encourage OCGT entry as opposed to CCGTs. However, in practice there may be environmental constraints on the building of OCGTs (particularly oil-fired). If all new entry were then to be CCGTs, as in the Market Equilibrium case, the Drax load factor would be reduced and the Competitive Price Taking case would no longer be as advantageous.

3.30	Alternatively, if there to be no restrictions on the building of OCGTs then the price profile under the Competitive Price Taking case would encourage all new entry to be OCGT. Prices would then be depressed for most of the time, apart from some very high peaks at times of high demand. The general level of prices would then be lower than under the Market Equilibrium case, and again the Competitive Price Taking case would no longer be as advantageous for Drax.

Drax technical parameters

3.31	The technical parameters for Drax used in this analysis were provided by AES Drax and are summarised in Table 16.

Table 16 – Technical parameters for Drax (with FGD in operation)

Parameter	Assumed Value

Number of gensets	[redacted]

Net capacity of each genset	[redacted]

Full load efficiency	[redacted]

Variable other works costs (VOWC)	[redacted]

Planned Maintenance	[redacted]

Unplanned outage	[redacted]

Drax load factor projections

3.32	Drax annual load factors for operation in the energy markets under all three scenarios are presented in Table 17 and Figure 47. These are all on a calendar

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year basis, rather than financial year. (We have also supplied quarterly load factors to Deutsche Bank but these are not shown here.)

3.33	The load factors for 2003 are based on the Drax forward sales figures for this year.

3.34	These load factors are for generation at station gate. To determine the generation at the NBP, which is where any contracting will be assumed to occur, these load factors will need to be reduced by the appropriate loss factor.

Table 17 – Projections of Drax load factor – for the calendar year

Year	Market	Competitive Price	Low Fuel Price
	Equilibrium Case	Taking Case	Scenario

2003	73%	73%	73%
2004	77%	77%	42%
2005	78%	78%	39%
2006	71%	71%	37%
2007	63%	63%	37%
2008	60%	60%	40%
2009	60%	60%	42%
2010	55%	63%	40%
2011	53%	61%	38%
2012	51%	61%	36%
2013	52%	63%	36%
2014	55%	63%	37%
2015	41%	61%	23%
2016	38%	61%	21%
2017	36%	61%	20%

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3.35	In the Market Equilibrium case, the projected load factor falls gradually from 2005 to 2014 due falling gas prices. In 2015/16 we assume that a large number of new CCGTs will come on-line to replace those unscrubbed coal plant which must close at this time (because of the LCPD) and also to replace some FGD plant which we assume will not be able to justify fitting NOx abatement on economic grounds. These new plant will be more economic than Drax and therefore run ahead of Drax.

3.36	As an upside to this scenario, the Competitive Price Taking case shows load factors remaining above 60% for the duration.

3.37	In the Low Fuel Price scenario, where gas is favoured over coal most of the year, the load factors are at approximately half the levels seen in the Market Equilibrium case.

3.38	To support our projections in the following figures we present the load factors and generation by various types of plant under the Market Equilibrium Case. As can be seen in Figure 48 the load factors for an FGD plant and CCGT with resale[42] are

[42]	We have separated out those CCGT plant on long-term gas contracts without the ability to resell the gas at the NBP from those plant that are able to resell their gas.

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very similar. Only new CCGTs with higher efficiencies and older CCGT plant on must-run contracts have higher load factors. In Figure 49 we present the generation by plant type and as can be seen the generation by new grows rapidly at the expense of other plant.

Source: ILEX Analysis.

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Drax capture price projections

3.39	The annual Drax capture price is the average generation-weighted price that Drax is projected to receive under the day-ahead markets. The capture price also includes the impact of the following:

•	the capture price is reduced by a ‘suboptimality factor’ to account for the minimum on/off times on the plant – Drax will not be able to operate solely in the best half-hours;

•	the capture price includes an average annual BSUoS charge of £0.52/MWh, which must also be included on the cost side when determining net revenues; and

•	the capture price is assumed to be at the NBP.

3.40	In 2003 the capture price is again based on the Drax forward sales figures for this year.

3.41	The capture price projections under all three scenarios are presented in Table 18 and Figure 50. Again, these are all on a calendar year basis, rather than financial year.

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Table 18 –	Projections of Drax capture price (Jan 2003 £/MWh ) – for the calendar year

Year	Market	Competitive Price	Low Fuel Price
	Equilibrium Case	Taking Case	Scenario

2003	17.41	17.41	17.41
2004	17.27	17.27	15.19
2005	18.52	18.52	18.12
2006	20.61	20.61	21.12
2007	22.73	22.73	24.78
2008	24.92	24.92	26.57
2009	24.37	24.37	26.51
2010	25.00	23.71	26.55
2011	25.34	24.56	26.98
2012	25.76	24.97	27.51
2013	25.60	24.40	27.45
2014	25.12	24.26	27.34
2015	28.10	23.90	33.24
2016	29.32	25.01	34.78
2017	29.80	23.99	36.79

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3.42	These capture prices can be applied to the projections of Drax load factors to give the projection of gross operating revenue for Drax as shown in Figure 51. These projections of gross operating revenue have been calculated at the NBP by reducing the generation volumes by the following loss factors:

•	0.721% in 2003 and 2004 based on the current generator share of the uniform transmission losses; and

•	1.6% from 2005 onwards based on NGC calculations of the zonal loss factor for Drax (refer Table 4).

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3.43	Our projections for gross revenue are significantly higher for the Competitive Price Taking case than in the Market Equilibrium Case. For a discussion of the issues surrounding the Competitive Price Taking case please refer back to paragraphs 3.28 to 3.30.

3.44	The net operating revenues are not presented here, but if they are to be calculated they must be consistent with the following:

•	coal cost as used in each scenario; and

•	average annual BSUoS charge of £0.52/MWh;

Balancing Market Projections for Drax

3.45	As well as contracting in the forward energy markets Drax will operate in the balancing market. This market, for each half-hour settlement period, operates in the hour before the start of the settlement period.

3.46	Drax has two options should it wish to operate in this market:

•	offer to increase its generation from its contracted level; and

•	bid to decrease its generation from its contracted level.

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3.47	In developing our projections for Drax on a quarterly basis we have made the following two assumptions regarding the drivers on Drax operating in the balancing market[43]:

•	Drax will be unable to increase generation if its load-factor is within 5% of the base-load limit in any quarter;

•	Drax will be unable to reduce generation if its load factor is less than 5% in any quarter;

•	Drax will choose not to increase generation if its load factor is less than 5% in any quarter[44].

Projections of balancing market volume for Drax

3.48	Our projections on the volumes accepted in the balancing market for Drax have been developed based on the historical bid and offer acceptances under NETA for Drax and Eggborough. We have decided to consider Eggborough, in addition to Drax, since the operation of Drax in the balancing market has in the past been influenced by the TXU contract with Drax. Eggborough, on the other hand, has operated as a merchant plant and is located in a similar area to Drax.

3.49	We calculated (on a quarterly basis) the volume of accepted bids and offers for Drax and Eggborough since the introduction of NETA, from BSC settlement data provided by AES Drax[45]. We then plotted this volume, averaged over units, against the average FPN load-factor in each quarter – in order to determine a relationship between offer volume and load factor, and bid volume and load factor, for each plant. These plots, and the corresponding relationships are shown in Figure 52 to Figure 55.

[43]	These assumptions are supported by the history of Drax’s operation in the balancing market.

[44]	The fact that to do so will, in all probability, incur a start-up means that the cost of the offer is such that it is unlikely to be called by the NGC.

[45]	We excluded all bids and offers in any half-hour where the bid price was equal to the offer price as these are likely to be for providing standing reserve – NGC will contract with plants to provide these bids and offers.

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3.50	Taking into account the relative unit sizes between Drax and Eggborough[46] it can be seen that the offer volumes for Drax and Eggborough are of a similar magnitude, although Drax has offered the higher volumes. This is probably due to

[46]	Each unit at Drax is 630MW and each unit at Eggborough is 492.5MW.

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the fact that even at high load factors there is more scope for Drax to provide additional generation as compared to the smaller sized Eggborough.

3.51	The accepted bid volumes for Drax are however very low as compared to Eggborough. The contract Drax had with TXU may have affected the ability of Drax to reduce generation.

3.52	We have used these historical relationships to produce the volume accepted by Drax in the balancing markets given our projections of generation volume. We have determined the volumes under both the Drax and Eggborough historical relationship – although the volumes under the Eggborough relationship must be inflated to take into account the larger capacity for Drax. The volumes for Drax are calculated based on the following rules:

•	The offer volume is assumed to be the average of the volumes calculated though the Drax and Eggborough formulas;

•	The bid volume is taken as the volume calculated using the Eggborough formula only.

3.53	The final consideration when projecting the volumes Drax will have accepted in the balancing market is the impact of the accepted modification to the imbalance mechanism which came into effect on 11 March 2003 (refer paragraph 1.45). This modification is expected to reduce the imbalance spread – the difference between the System Buy Price and the System Sell Price. The result of this modification should be to reduce the very high System Buy Price and as such suppliers will not be as incentivised to be long in generation, as currently is the case. We envisage a decrease in total (bid and offer) volume through the Balancing Market of approximately 25% and there will be a redistribution of volumes between bid and offer. We have therefore adjusted our bid and offer volumes from Q2 2003 by the following factors:

•	accepted offer volumes for Drax are increased by 30%; and

•	accepted bid volumes are decreased by 40%.

Projections of balancing market revenue for Drax

3.54	The projections of accepted bid and offer price for Drax are also calculated from historical offer acceptance prices for Drax and Eggborough, and the historical bid acceptance prices for Eggborough.

Projected offer price

3.55	The offer price in any settlement half-hour should be related to the day-ahead energy price in the same half-hour. Historical data supports this theory to an extent. However at times the accepted balancing prices are very different from the day-ahead price. In the absence of a better basis to project accepted offer prices we have used this historical relationship between accepted offer prices and the day ahead-energy price.

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3.56	In the same manner as for offer volumes we have projected the accepted offer price, given our projected day-ahead price, from both the offer price relationship for Drax and for Eggborough, and averaged them to produce our projections.

Projected bid price

3.57	The bid price, which it should be remembered is in fact the price Drax will pay to reduce generation, will be related to the avoided fuel cost. We have derived a relationship between the historic Eggborough bid price and the coal cost. This relationship is used to project the bid price for Drax given the projected coal price.

Projected revenues

3.58	The net balancing market revenues can be calculated given our projected offer and bid acceptance volumes for Drax and offer and bid acceptance prices for Drax. These when combined with the incremental cost of increasing or decreasing generation will give us the new net revenue position. In our analysis we have projected net revenues consistent with an incremental efficiency 20% high than the full load efficiency. In summary:

Offer Revenue = Offer Price * Offer volume – Cost of increasing generation Bid Revenue = Avoided cost of not generating – Bid Price * Bid volume

3.59	The projected balancing market prices and volumes under each of our scenarios is shown in the following charts.

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Scenario probabilities

3.60	We have used our judgement to determine a probability rating for each scenario. It is important to realise that this is not a probability that the events and price drivers will occur as we have projected, but that the load factors and Drax capture price will be as we have projected[48].

3.61	We are of the opinion that prices closer to our Market Equilibrium Case are more likely than prices further away. We judge that the probability that Drax will do better than under this case is equal to the probability that it will do worse – i.e. both probabilities are 50%.

[47]	Note that these prices are in fact the price Drax pays to reduce generation. The bid price is related to the coal price for Drax and therefore is the same in the Market Equilibrium and Competitive Price Taking cases.

[48]	There are many combinations of events and drivers that would result in the outcome in each scenario we have specified, and while one combination may have a very low probability there may be many other combinations that will increase the overall probability.

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3.62	The Competitive Price Taking case is optimistic for Drax when compared to our Market Equilibrium case, and we have given it a lower probability of 40%. This means that there is a 40% probability that Drax will do better than under this scenario.

3.63	The Low Fuel Price scenario (with low electricity prices coupled with low load factor projections for Drax) has a probability of around 20% – i.e. we judge there to be a 20% probability that Drax will do worse than under the Low Fuel Price scenario.

3.64	There are scenarios that would be significantly worse for Drax, such as low fuel prices couples with lower demand projections, which is why the Low Fuel Price scenario has a significant probability.

3.65	If further, more detailed investigation of scenarios and probabilities is required, it is perfectly possible to use our models to undertake a ‘Monte Carlo’ analysis.

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ANNEX A– DETAILS OF ILEX MODELS

A.1	Our models cover the determinants and influences on the electricity market:

•	power station costs and operation which are simulated in a physical model, GBGen;

•	current and future gaseous emissions limits that constrain power station operation;

•	the influence of the Regulator in encouraging generators to operate in what he believes is a competitive manner;

•	the influence of new entrants who may decide to enter the market if they perceive that the price is right; and,

•	the ability and/or willingness of participants to exit the market.

A.2	Figure 60 illustrates the relationship between these influences on prices, and how ILEX’s computer models reflect their interactions.

GBGen

A.3	GBGen is a simulation model which uses Excel for transparency and ease of use. It is based on our generic XGen platform which has been applied to many other European countries.

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A.4	GBGen is configured to model the day-ahead market Great Britain. We assume that wholesale electricity prices in this market will be driven by the underlying economics, and as such the model calculates the equivalent of system marginal prices based on the short-run marginal cost of production.

A.5	GBGen has been designed to project electricity prices and fuel used from a range of future scenarios, defined in terms of such factors as developments in the market, and movements in fuel price, generating capacity and demand on the system.

A.6	To derive these prices and the associated plant operating regimes, the model simulates the operation of plant on a half-hour-by-half-hour basis for 25 sample days (a business day and non-business day for each month of the year, plus a ‘peak’ day representing the ten days of the year with exceptionally high demand). Figure 61 illustrates the high-level operation of the model.

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A.7	Thus, for each half-hour of the 25 sample days the model calculates the cost of operation of each of the thermal gensets, plus the pumped storage plant, and optimises to arrive at the least cost solution.

A.8	In calculating which of the thermal plant should operate, and the price they would require to do so, the model uses the following methodology. A daily merit order is calculated based on the operating costs of the plant running at full output. This is used to identify the marginal plant in any half-hour. The start-up and no-load costs of the marginal plant[49] are then added to the marginal plant’s full-load efficiency cost to arrive at an energy price[50] for that half-hour.

A.9	The resulting half-hourly price will be set either by:

•	the marginal thermal plant; or

•	the pumped storage plant.[51]

A.10	For each half-hour for each sample day the outputs from the model include:

•	the energy price;

•	GWh of generation for each genset;

•	fuel used for each genset;

•	income of each genset; and

•	operating costs for each genset.

A.11	The capacity element in price is calculated separately at a level which, when combined with the energy price, results in a wholesale price[52] that is consistent with underlying scenario assumptions. The variation in price over the year is projected, and price duration curves are produced for both energy and capacity, and the two combined.

A.12	Hence, the model can be used to simulate the operation of the day-ahead market against a range of different future scenarios including fuel prices, demand growth, new-builds and retirals.

[49]	Start-up and no-load costs are capped at the level of the most expensive fully-loaded plant, based on the assumption that pumped storage will operate at the very peak.

[50]	Under the previous Pool, this energy price was the System Marginal Price (SMP).

[51]	The pumped storage plant, when generating, is assumed to bid in such a way that the energy price will be 50% lower than the level which it would be safe to have assumed would apply had it not been scheduled. When pumping at ‘off-peak’ periods it is assumed that the energy price will be affected by the demand represented by the pumped storage plant. This is discussed further from paragraph A.18.

[52]	PPP under the previous Pool and day-ahead prices in the spot markets under NETA.

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Market behaviour

A.13	GBGen can be run so as to reflect the impact of generators’ bidding behaviours given their fuel contracting arrangements. For example, those coal- or gas-fired plants with ‘must-takes’ in their fuel supply contracts can be assumed to bid down in order to capture the running hours they need to satisfy those ‘must-takes’.

A.14	GBGen can also be run without any coal or gas plant bidding down under the influence of “must-take” fuel supply contracts. The price can then be calculated as if for an “ideally” competitive electricity market. Again, the variation in price over the year is projected, and price duration curves are produced.

A.15	In addition, companies or individual plant can be modelled as ‘bidding up’ i.e. not running plant when short-run costs would suggest but in effect withdrawing capacity in an attempt to push price levels up.

Emissions modelling

A.16	The generation and fuel burn figures are used to forecast emissions of CO2, SOx and NOx and ensure emissions limits are met.

A.17	The model includes an emissions module, which allows us to model the current plant and company SOx emission limits for generators and to ensure that overall SOx emissions are within the national plan from 2008 and those plant that have opted out of the national plan do not operate for more than 20,000 hours. This module effectively iterates, constraining generation down by plant or owner, until the emission limits are met.

Pumped storage

A.18	Our market model, GBGen, includes a module for modelling the operation of the pumped storage plant. GBGen balances the operation of pumped storage within a sample day – that is, the energy pumped must equal that generated within each day (taking into account the assumed efficiency of the pumped storage operation).

A.19	The pumped storage plant is scheduled to pump when prices are low and to generate when prices are high. The maximum level of generation or pumping in any period is restricted to ensure both that physical limits on the plant are met and that the price differential between the pumping and generating periods is sufficient to justify the operation.

A.20	Once we have defined the periods in which the pumped storage plant could operate, and the maximum operation in each period, GBGen profiles the pumping and generation in such a way to reduce the level of price spikes on the system –

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either by generating in periods of high demand or pumping overnight[53]. The total generation in a day is also restricted by the maximum allowed by the storage reservoirs.

A.21	The final stage of the process is to define how the pumped storage plant would bid when it operates. When the plant is pumping there will be a more expensive plant operating than would have been the case otherwise. We assume that this more expensive plant would set the energy component of the marginal price at that time – but we restrict the start-up/no-load component to the lesser of that before or after pumped storage operation[54]. When the plant is generating, we assume that it would be possible for the pumped storage to shadow bid at just below the cost of the thermal plant that would need to run in its place. We have restricted the level of shadow bidding so that the resulting marginal price is halfway between what it would have been with the pumped storage operation (but without shadow bidding) and without pumped storage operation.

New entry financial model

A.22	In addition to all of the above, a financial model of new plant is used to calculate the TWA (time-weighted average) price that a new entrant would require in order to satisfy reasonable financial criteria under a range of scenarios. The major inputs to this model are projections of future gas prices and of new plant efficiencies and costs. The projections from GBGen are compared with the new entrant requirements to ensure system equilibrium in the longer term.

A.23	The New Entrant scenario is fundamental to projecting the level of electricity prices in the longer term. Under all scenarios, plant retirements will inevitably lead eventually to the requirement to build new capacity to meet demand. In order for such plant to e built, prices must be at a level which can support a new entrant. Thus, in producing our final scenarios we assume in all cases that prices move towards a level determined by our ‘New Entrant’ scenario – i.e. we assume that the market tends to equilibrium. This is discussed further below.

A.24	The technical and commercial characteristics of baseload and peaker new entrants are described in Annex B.

[53]	In England and Wales there can be price spikes overnight due to the demand effect of the ‘economy 7’ tariff. GBGen attempts to schedule pumping around these periods in order to create a flat overnight demand profile.

[54]	We do not allow the start-up/no-load cost to increase under pumped storage plant operation as under NETA there is an incentive for plant to ramp up and down in blocks overnight.

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A.25	In constructing our scenarios we bear in mind that, in circumstances in which there is a genuine need for new capacity because of demand growth and/or the retirement of time-expired plants, the value of capacity on an electricity generating system is set by the construction and operating costs of the most cost-effective new power station. We consider three scenarios for the ‘New Entrant’ power station:

•	the new entrant is an advanced CCGT, operating at baseload;

•	the new entrant is an advanced clean coal plant, again operating at baseload; and

•	the new entrant is an OCGT ‘peaking’ plant which, if it operates at all, will only do so at times of highest demand on the system.

A.26	Data for each of these three ‘new entrant’ scenarios in the long-term future are presented in Annex B.

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ANNEX B – DETAILS OF INPUT DATA

B.1	This Annex provides a description of core assumptions used for input into the ILEX electricity price projection model,GBGen. These assumptions may be classed under the following headings:

•	fuel prices (coal, oil and gas);

•	electricity demand;

•	plant data (availabilities, efficiencies, and variable other works’ costs);

•	costs and performance of new entrants;

•	operation of pumped storage plant;

•	Balancing Services Use-of-System (BSUoS) and Losses.

The assumptions regarding plant retirements, new power station construction and environmental constraints on plant operation have been described in our definition of market events contained in Section 2.

B.2	In relation to each of the core assumptions, a Central and Low scenario is developed[55].

Fuel prices

B.3	Table 19 provides details of the fuel price scenarios which are used in developing our projections. All figures quoted are in January 2003 money, and they are for fuel delivered at the power stations in £/GJ (of gross, or higher, calorific value).

[55]	We also present a Central (Low) Scenario which has slightly different assumption on the gas price – this is discussed later in this Annex.

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Table 19 – Fuel prices in Jan 2003 £/GJ – for the financial year ending March Low fuel price scenario (real Jan 2003)

£/GJ	Coal	HFO	MDO	New Gas	Spot Gas

2003	1.20	2.32	4.03	1.55	1.55
2004	1.13	2.50	3.76	1.44	1.45
2005	1.11	2.37	3.54	1.33	1.34
2006	1.10	2.23	3.37	1.28	1.28
2007	1.09	2.20	3.40	1.24	1.24
2008	1.08	2.14	3.42	1.24	1.24
2009	1.07	2.10	3.45	1.24	1.24
2010	1.06	2.06	3.47	1.24	1.24
2011	1.05	2.02	3.47	1.24	1.24
2012	1.05	1.97	3.47	1.24	1.24
2013	1.04	1.93	3.49	1.24	1.24
2014	1.04	1.89	3.51	1.24	1.24
2015	1.04	1.89	3.51	1.24	1.24
2016	1.04	1.89	3.51	1.24	1.24
2017	1.04	1.89	3.51	1.24	1.24
2018	1.04	1.89	3.51	1.24	1.24

Central (Low) fuel price scenario (real Jan 2003)

£/GJ	Coal	HFO	MDO	New Gas	Spot Gas

2003	1.22	2.71	4.40	1.93	1.65
2004	1.21	3.01	4.24	2.31	2.03
2005	1.19	2.99	4.12	2.16	1.94
2006	1.18	2.94	4.04	2.08	1.88
2007	1.17	2.93	4.08	1.99	1.80
2008	1.16	2.88	4.11	1.90	1.72
2009	1.15	2.85	4.16	1.80	1.64
2010	1.14	2.83	4.19	1.75	1.58
2011	1.13	2.79	4.21	1.75	1.57
2012	1.12	2.76	4.22	1.75	1.57
2013	1.12	2.73	4.25	1.75	1.57
2014	1.12	2.71	4.28	1.75	1.57
2015	1.12	2.71	4.28	1.75	1.57
2016	1.12	2.71	4.28	1.75	1.57
2017	1.12	2.71	4.28	1.75	1.57
2018	1.12	2.71	4.28	1.75	1.57

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B.4	All prices refer to the gross calorific value of fuel delivered to a power station on a variable cost basis[56].

Coal

UK-produced coal

B.5	The UK deep-mining industry has faced another difficult year with the closure of Selby being announced for 2003 and with imported prices falling. The majority of reported activity in coal purchasing was for imported coal.

B.6	Current contracts for UK produced coal are highlighted below.

B.7	Innogy signed a three-year coal contract with Tower Colliery for 500,000 tonnes per year for its Aberthaw station, starting from April 1st 2001. The price for Tower Colliery’s tonnage is understood to have been mid-£1.20s/GJ delivered[57]. The deal is an increase of 100,000 tonnes from the previous contract volume.

B.8	British Energy has signed a long-term coal contract with RJB Mining Ltd for 4-5 million tonnes over the five years, 2001-2006, for its Eggborough power station. The price for the RJB tonnage was understood to be £1.25/GJ FOR[58]. British Energy also signed deals with two other suppliers, LAW of Scotland and FCP of Goole, for the same plant. Both suppliers are likely to receive similar prices for their tonnage.

B.9	RJB Mining Ltd has also signed a deal to supply AES Drax with 20 million tonnes over four years starting from 2002/3. The price was understood to be in the range £1.19-£1.28/GJ.

B.10	Our coal price projections reflect these deals, although there is some uncertainty as to the exact price in these contracts in each year. This arises from uncertainty as to the basis of reported figures and the structure of the contracts, especially with respect to how firm the reported volumes are. The contracted volumes reflect a significant proportion of coal requirements for England and Wales power stations to 2006. The Government’s subsidy for mine operating costs, which expired in July 2002.

[56]	The ‘New gas’prices include an average Transco exit charge. We assume that generatorsburning ‘Spot Gas’will have paid the exit charge under their long-term contract and therefore the exit charge is not included in the Spot Gas prices above.

[57]	Coal UK, July 2001.

[58]	Free on rail.

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Imported coal

B.11	In the future we assume that a mix of British coal and imported coal will be burned in UK power stations, the proportion of which varies by scenario. Our three scenarios for imported steam coal prices are presented in Table 20 and Figure 63.

B.12	Figure 62 shows the price of coal traded at ports in North West Europe (NWE) as reported by McCloskey coal information services.

B.13	For 2002, it has been reported that the decline in prices is bottoming-out on account of lower growth in production, a shortage of new mines or infrastructure developments outside of China, and the new strongly concentrated ownership of a large share of the market under Glencore, Anglo Coal, BHP Billiton and Rio Tinto.

B.14	This concentration is already cutting back production in order to reverse the downward trend in prices. However, this measure may be insufficient to prop up prices in the long term, because the international coal market is very competitive and there will be always be suppliers who are further down the cost curve, such as China. In addition, factors such as falling coal prices inside the US and generally bleak world economic and political horizons would suggest that prices should remain weak for some time yet.

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B.15	Forward markets, as reported by MCIS and TFS Energy, as of late September 2002, are quoting coal for delivery in calendar year 2003 at $35.5/tonne, compared to $40/tonne quoted at the beginning of the year. For the calendar year 2005, prices are currently being quoted at $36/tonne in nominal terms (around $34/tonne in real terms). This is a slight increase from the Forward Curve shown in Table 20 and Figure 63 below based on prices in March 2002.

Table 20 –	ILEX coal price (CIF ARA) assumptions (real Jan 2003 $/t) – for calendar year

ILEX coal price (CIF ARA) projections (Jan 2003 $/t)

US$/tonne	Low	Central	Forward Curve*

2000	37.9	37.9
2001	40.2	40.2
2002	32.3	34.9	34.7
2003	31.4	34.5	34.5
2004	31.1	34.2	33.8
2005	30.8	33.9	33.1
2006	30.3	33.4
2007	29.9	32.8
2008	29.4	32.3
2009	28.9	31.8
2010	28.5	31.3
2011	28.3	31.2
2012	28.2	31.0
2013	28.0	30.8
2014	27.9	30.7
2015	27.7	30.5

*Forward curve as of 11 March 2002

These prices are based on a calorific value of 6000kcal/kg CIF net as received (NAR) consistent with API#2

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Central Projection

B.16	Our Central projection for steam coal is based on prices for internationally traded coal at ARA of $34/tonne (CIF) in 2002, dropping to just below $30/tonne (CIF) by 2015. This reflects a view that international coal prices are cost-based, reducing as the marginal costs of production fall due to increases in productivity. In the short term, the Central scenario is consistent with the forward curve as reported by McCloskey£s Coal Information Service[59].

B.17	We have derived a projection for coal delivered to European ports, based on production cost drivers, by analysing the historic and forward relationship between the McCloskey Coal North-West Europe marker and the US Eastern Coal mine-mouth cost from the US DoE EIA[60]. We used this relationship, together with the US DoE projections of US Eastern mine-mouth coal production costs, to project forward prices in the central scenario.

[59]	www.globalcoal.com

[60]	Energy Information Administration, Annual Energy Outlook 2001

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Low Projection

B.18	Our Low projection for steam coal is based on a similar approach to the Central projection. Prices fall to around $32/tonne (CIF) in 2002 and then continue to drop to $27/tonne (CIF) by 2015, again as the cost of production falls. In this projection we assume that the cost of production is around 10% lower than in the central projection, based on the range of projections for US Eastern mine-mouth coal provided by the US DoE EIA, and taking account of projections from the US Gas Research Institute (GRI) and DRI-WEFA.

High Projection

B.19	Our High projection for steam coal sees prices moving between $38/tonne (CIF) and $42/tonne (CIF) for the projected period. This scenario reflects demand strengthening in the main Asian markets, leading to a scenario where coal prices are in part dictated by a “seller’s market”.

B.20	Here we have taken an average of the central production-cost based view, and an oil-linked view, based on our projection for high oil prices. The oil-based view has been derived through a relationship between historical oil prices and coal prices. The scenario therefore reflects a world in which coal prices fluctuate between a buyers’ cost-based market and a sellers’oil-based market. Our High projection tracks the mid-point of these fluctuations.

Delivered prices

B.21	Our coal delivery costs are based on an analysis performed by an independent coal consultant. Prices take into account delivery via the most appropriate port and rail routes. The general effect of this is to reflect prices for imported coal at all stations, both inland and situated near the coast.

B.22	The prices shown here are those applicable for Drax. Other plant nearer to coastal ports will have a lower delivered price.

Oil

B.23	ILEX’s projections, for both heavy fuel oil (HFO) and gas oil (GO) (also referred to as medium distillate oil – MDO) are based on our projections of Brent Crude prices.

Recent market developments – Brent Crude

B.24	In 2001, the Brent price dropped to $25.06/bbl. During the last two months of the year, Brent price was below $20/bbl on average, as a result of lower oil demand, combined with some OPEC countries producing above their quotas. During 2001, OPEC announced three quota cuts: the first by 1.5mmb/d in February, the second by a further 1mmb/d in April and the third by 1.5mmb/d to be effective from 1 January 2002. The latter output cut was to last six months and was announced

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after a number of non-OPEC countries agreed to cut output by an additional 0.5mmb/d during the same period.

B.25	In June 2001, Iraq announced a one-month interruption of its exports of 2.1mmb/d, due to a disagreement over the UN oil-for-food programme. Saudi Arabia declared that it would make up for any shortfall that the Iraqi interruption might induce. The market, however, failed to rise in response to Iraq’s action.

B.26	The 11 September 2001 terrorist attack on New York and Washington has had an ambiguous impact on oil prices. On the one hand, the prospect of US retaliation against a Middle Eastern oil producer, such as Iraq, and the potential disruption to oil supplies that would ensue, led to Brent price rises towards the upper band of the OPEC mechanism ($28 per barrel) in the immediate aftermath of the attack. On the other hand, the dampening impact of the world economic slowdown on oil demand prevailed thereafter, pushing prices below the OPEC $22/bbl barrier.

B.27	The average Brent price in the quarter 1 2002 rose to $20.63/bbl as a result of the OPEC cut. From March 2002, prices increased back to the middle of the OPEC range in response to a combination of factors, including the Palestinian-Israeli conflict, US threats to attack Iraq, Iraq’s suspension of oil exports in April and political unrest in Venezuela.

B.28	It was feared that, in the event of US military action against Iraq, there was a risk of oil prices rising beyond $30/bbl. As a benchmark, during Iraq’s invasion of Kuwait in 1990, crude oil prices averaged about $30/bbl on an annual basis (see Figure 66). During the Gulf war, Saudi Arabia compensated for the loss of production from Kuwait and Iraq by massively increasing its own production. The same thing is happening again this time, as Saudi Arabia was holding about 3mmb/d of spare production capacity. After the first week of the second Iraq war, Brent prices have dropped below the high-end of OPEC’s band of $28/bbl in response to market relief that the Iraqi oil fields have not been extensively damaged.

B.29	On the downside, the uncertainties caused by a potentially long conflict could have a dampening effect on economic activity and, therefore, on global oil demand. Another effect of the high level of political and military uncertainty is the expected increase in oil price volatility.

Crude oil price projections

B.30	The ILEX crude oil price scenarios are based on a combination of market analysis and futures prices in the medium term (2002-2004) and the Energy Information Administration (EIA) price projections in the longer term (2005-2020).

B.31	There are a number of governmental and private-sector oil price forecasters. The EIA is an independent division within the US government Department of Energy. Their analytical capability of the global oil market is well respected. Their results are published in their annual report Annual Energy Outlook (AEO) and their

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projections are based on an economic market-clearing model, the International Energy Module (IEM)[61].

EIA forecasting methodology

B.32	The EIA uses an iterative model of the global oil market to produce its three price scenarios. Essentially, the main variables in the model are global demand, non-OPEC supply, OPEC supply and the price of crude oil.

B.33	Global demand is derived using assumptions about economic growth and oil prices on a regional basis. In the central case, global demand grows by 2.3% per year between 2000 and 2020. Demand is negatively correlated to prices.

B.34	Non-OPEC supply depends on oil prices, subject to reserve constraints. The higher the price, the higher is non-OPEC supply.

B.35	OPEC supply is exogenous to the model but subject to reserve constraints. It is the crucial factor in determining future prices. In all scenarios, OPEC production is assumed to grow over the forecast period (except in the early years of the low price scenario) as shown in Figure 64.

B.36	In all scenarios, OPEC’s share in total world supply is expected to rise over the projection period. OPEC’s ability to restrain output will, therefore, be the determining factor for prices.

[61]	See Model Documentation Report: The International Energy Module of the National Energy Modelling System, DOE/EIA-MO71(99).

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B.37	Crude prices in a particular scenario obviously have to be consistent with the other variables. High OPEC production is associated with low prices and vice versa.

B.38	The upper limit in the high scenario at about $30/bbl is set by the level at which rival energy sources would start eroding the market share of oil. The lower limit in the low scenario at about $16/bbl probably reflects the EIA’s view of the long run marginal cost of world oil production, if OPEC’s market power were to be eroded.

B.39	The central scenario, with prices rising from about $23/bbl in 2005 to $25/bbl in 2020, represents the EIA’s reference case and combines moderate views of both supply and demand.

B.40	The reason for the steady rise in price projections in the central and high EIA scenarios is that the share of OPEC in global oil production is expected to rise significantly over the forecast period, thereby increasing OPEC’s market power. Production in non-OPEC countries is also expected to increase, but at a lower rate than that of OPEC.

Short term fundamentals

B.41	In the short term, one can assess the future direction of prices by analysing supply-demand balances (see Table 21). For 2002, the IEA projects world demand, non-OPEC supply and OPEC NGLs (which are not subject to the quota system). The call on OPEC + stock changes is the difference between world demand and the other two categories.

Table 21 – World oil supply-demand balances in mmb/d
	2000	2001	2002E
World demand	75.9	76.0	76.4
Non-OPEC supply	46.1	46.8	47.8
OPEC NGLs	2.9	2.9	3.2
OPEC crude supply	27.9	27.2	N/A
Call on OPEC + stock changes	26.9	26.3	25.5
Source: IEA, Monthly oil market report, 10 April 2002

B.42	Comparing the call on OPEC + stock changes with current OPEC quotas and production gives an indication of price pressures. OPEC production in quarter 1 2002 was 25.3mmb/d which is quite close to the annual call on OPEC + stock changes.

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B.43	Oil traders and their analysts take account of supply-demand fundamentals and other non-quantifiable factors, such as risk of conflict in oil producing countries and future changes to OPEC quotas, in determining their trading strategies for oil futures.

ILEX Brent price projections

B.44	In the ILEX Central scenario, we use actual and futures prices from the IPE for 2002 as a whole. Prices then converge to the EIA central scenario by 2005. We consider that futures prices are a good indicator of short-term price trends, but that they fail to take full account of fundamentals in the longer term.

B.45	In the ILEX Low scenario, we use actual and futures prices from the IPE for Quarter 1 and 2 2002 and assume a price of $18.50/bbl (in nominal terms) for the remainder of the year[62]. Prices then converge to the EIA central scenario by 2005. The final price projections are shown in Figure 65.

[62]	$18.50/bbl is the assumption in the Russian government budget for 2002. So far, Russia – which is a major oil exporter – has been rather reluctant to co-operate with OPEC in cutting production. If prices were to fall below $18.50/bbl, however, it is believed that Russia would be more willing to cut production.

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B.46	These projections can be better assessed in the context of a long-term view of oil prices. Figure 66 shows how oil prices have fluctuated during the last two decades in response to a variety of events. From such a long-term perspective, it can be seen that prices in 2000 were not unusually high in real terms.

Oil products

B.47	In addition to Brent Crude projections, ILEX projects both heavy fuel oil (HFO) and gas oil (GO) based on product/price ratios.

B.48	Projections for NWE are shown in Table 22. Price projections delivered to power stations are developed from historical differentials between very large users’ final prices and NWE prices.

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Table 22 – Oil product price projections in NWE, $/tonne (Jan 2003 money)
Central scenario	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Brent fob	191	181	180	180	180	181	182	183	184	185	186	187	188	189	190
Gas oil cif	222	222	222	222	223	225	227	229	231	233	234	236	238	241	243
LSFO cif	130	128	128	127	127	127	127	128	128	128	129	129	130	130	130
HSFO cif	115	110	109	108	106	105	105	104	104	103	102	102	101	101	100

Low scenario	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Brent fob	191	157	151	144	138	138	139	139	139	140	140	140	140	140	140
Gas oil cif	222	193	186	178	171	172	173	174	175	176	176	177	177	178	178
LSFO cif	130	112	107	102	97	97	97	97	97	97	97	97	96	96	96
HSFO cif	115	96	90	83	77	76	74	72	71	69	68	66	65	63	62

Gas

B.49	Because of the complexities of the developing gas market, and of the volatility of prices therein, we make use of projections for three distinct types of gas:

•	“IPP Gas”: the price of contract gas to the first “dash-for-gas” IPP (“Independent Power Producer”) CCGTs;

•	“New Gas”: the price of contract gas to new and future IPPs; and

•	“Spot Gas”: the price of gas in the short-term ‘spot’market, as opposed to the long-term contract market.

B.50	IPP Gas and New Gas are categories of gas supplied under long-term arrangements, typically of ten to fifteen years duration. Spot Gas is gas bought in the short-term market, and is often for a gas quantity over a month. Spot gas prices are usually quoted month-ahead, quarter-ahead and through the quarters of the coming years.

B.51	Recently-built and planned CCGTs were able to take advantage of the significant fall in gas prices up until April 2000, before gas prices increased rapidly. Nevertheless, gas contracts currently being offered into the market are still lower in real terms than those obtained by the earliest gas-fired stations. To take account of this, these newer CCGTs are deemed to have fuel priced at a lower level (“New Gas”), the level of which has been arrived at after analysis and consultation with a number of independent sources of market intelligence.

B.52	Some of the early first “dash-for-gas” CCGTs have take-or-pay provisions in their gas supply agreements (e.g. the original British Gas long-term interruptible, or LTI, contracts). These agreements only cover a certain percentage of their fuel requirements and prohibit gas resale; thus this gas is usually burned during the winter months. The remainder of their gas requirements can be bought on the spot market, enabling them to take advantage of the lower seasonal prices. To take account of this characteristic, inGBGen early IPPs are assumed to burn “Spot Gas” only outside the period covered by their take-or-pay commitments. Outside the take-or-pay period the full price of spot gas is included in their commercial operation decision, whereas during the take-or-pay period contract gas is unavoidable and therefore the cost of the gas does not necessarily contribute towards that decision.

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B.53	In general we assume that most CCGTs have the flexibility to divert their contract gas into the gas market – should it make commercial sense to do so – with the exception of a number of LTI plants that have not renegotiated their contracts with Centrica and three non-LTI plants that are not able to redirect their gas. As a result we reflect the seasonally varying “Spot Gas” price in the commercial decision of when to operate the plant.

B.54	In order to reflect the possible range of future gas prices in full, the New Gas and Spot Gas prices have been de-coupled from traditional escalators. The two prices are projected in line with each other. The ILEX assumption concerning the indexation of contract New Gas is, in general, to keep the contract price in the year of commissioning constant in real terms. Sensitivities on the range of such assumptions, including significant levels of electricity price indexation, have shown that our results are very insensitive in this respect.

Spot gas

B.55	The projections of the spot gas price for the Low and the lower Central ILEX scenarios, are presented in Figure 67 and Table 23 (in Jan 2003 money-values). All the prices referred to are for annual gas (i.e. gas bought for a year or longer) at the NBP.

B.56	The Central (Low) projection has been developed to present a central gas scenario in which coal plant (i.e. Drax) is not at an advantage or disadvantage (on an annual average basis) to a 50% efficient CCGT running on spot gas. This scenario is based on the following assumptions for gas price:

•	based on the forward curve as at 13 February 2003 up to 2005;

•	beyond 2010 based on a 10% discount over the Central price projection;

•	from 2005 – 2010 a linear interpolation has been applied.

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Table 23 – Annual (financial year) spot gas price projections at the NBP (Jan 2003 p/therm)

Year	Low	Central (low)

2001/2	21.83	21.83
2002/3	15.76	16.78
2003/4	14.63	20.69
2004/5	13.48	19.76
2005/6	12.91	19.20
2006/7	12.51	18.34
2007/8	12.51	17.48
2008/9	12.51	16.62
2009/10	12.51	16.00
2010/11	12.51	15.95
2011/12	12.51	15.95
2012/13	12.51	15.95
2013/14	12.51	15.95
2014/15	12.51	15.95
2015/16	12.51	15.95
2016/17	12.51	15.95
2017/18	12.51	15.95

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B.57	These prices are based on the following assumptions:

•	Central – the marginal source of gas post-2007 is Norwegian (possibly Ormen Lange) coming in at St Fergus; and

•	Low – the gas price is set by UKCS gas, due to an over-supply situation, and competition amongst producers keeping prices close to the average cost of production plus average transportation costs to the NBP via all terminals.

B.58	In order to project forward NBP prices, we have added an estimate for the relevant LRMC cost of entry for each scenario. We do so by taking into account the likely delivery point, given the supply demand dynamics.

Delivered gas

B.59	From October 2003, the format of the commodity charge is set to change. At present, the commodity charge is incurred after the NBP, in transporting gas from the NBP to the system exit point. The new structure for SO commodity charges is for the charge to be equally split between entry and exit. This means that half of the SO commodity charge will be incurred prior to the NBP and half after the NBP. The total SO commodity charge from October 2002 will be 0.44p/therm (nominal). Hence, half of this amount is included in the ILEX NBP gas price projections.

B.60	NTS entry and exit capacity charges are assumed (for the purposes of calculating the SO commodity charge) to be the weighted average capacity charges charge in line with Transco’s allowed NTS capacity revenue. Since the split between entry and exit capacity charges is 50/50 these charges are equal.

B.61	Our projections for delivered New Gas have been derived by also adding an amount to the annual average delivered price of spot gas to account for seasonal ‘swing’[63]. The precise amount depends on the relevant scenario for gas price seasonality[64]. For the central level of seasonality, the amount is 3.29p/therm in

[63]	This is not a general premium for contract gas over spot gas prices. It is solely to takeaccount of the seasonal swing in the take of contract gas, compared to our time-weighted average annual price for spot gas.

[64]	Load factors are derived from our electricity market modelling using our model GBGen, and are as follows:
Constrained High scenario – 54% load factor.
Balanced Central scenario – 63% load factor.
Abundant Low scenario – 89% load factor.

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2002/3[65], giving a base price for contract gas for new CCGTs of 21.7p/therm in 2002/3[66].

Gas seasonality scenarios

B.62	The spot gas price that is input toGBGen is not the average annual price, but the seasonal price, which takes account of monthly variations in the price of gas.

B.63	The question of seasonality is very important in determining the relationship between coal price and gas price. Depending upon the relativity, it is possible for coal plant to run ahead of gas-fired CCGTs[67]. This is especially important in the winter when gas prices are typically at their yearly high due to higher demand in the UK. Winter gas demand is around three times the current summer demand, excluding Interconnector exports. However, coal prices are relatively undisturbed by demand from the UK power generation market. The supply-demand dynamics of the international coal market determine the level of coal prices, which exhibit little seasonality.

B.64	After the introduction of the Network Code in 1996, the UK gas market experienced significant levels of seasonality as shippers moved to daily balancing. In the years that followed, the level of seasonality fell somewhat for a number of reasons[68] until the complete shift in prices in 2000. The current forwards market is projecting significant levels of seasonality for 2003 and 2004. This is demonstrated in Figure 68.

B.65	The coldest quarter is generally the first quarter (Q1) and between 1997 and 1999 the Q1 price fell from 34% above the annual average price to 12%. It subsequently rose to 23% above the annual average in 2001[69].

[65]	The equivalent value for the full levels of our low and high seasonality projections in 2002/3 is 2.98p/therm and 3.63p/therm respectively.

[66]	Input gas prices for our New Entrant model also include the fixed exit charge of gastransportation, which we estimate to be about 0.41p/therm on average (in Jan 2003 money).

[67]	In a competitive market, as described in Annex A. In a market in which coal-fired plantis used by generating companies with market power to sustain price (also as described in Annex A), it would be possible for CCGTs to run ahead of coal even in the face of an adverse fuel price differential.

[68]	Mainly mild winter weather combined with the commissioning of the gas interconnectorbetween Bacton and Zeebrugge in October 1998.

[69]	ILEX considers 2000 as unrepresentative of UK seasonality as there was such a stepchange in prices part of the way through the year.

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B.66	A useful benchmark for projected seasonality levels is the average level of seasonality in Q1 in the UK gas market since the introduction of the Network Code (22% premium over annual average, excluding Q1 2000). However, it is possible that winter seasonality could increase beyond this level to something approaching the extent of seasonality in Q1 1997 (around 34%). However, in the years before European gas markets become significantly liberalised, it is possible, though, in our view, highly unlikely, that UK seasonality could return to the low level seen in Q1 1999 (around 12%).

B.67	We would expect a certain degree of seasonality in UK gas prices to persist going forward and have developed a number of scenarios. For this analysis, we have used our central view of seasonality in all cases, which is consistent with the forward curve.

Electricity demand

B.68	In order to capture the changing pattern of demand, we have developed three demand projections (a Low, a Central and a High) in which we specify the rate of growth for both the total volume and the peak demand.

B.69	The demand forecast thatGBGen uses is of total centrally-despatched generation unit output. This is consistent with demand as forecast by NGC, the ‘NGC demand’. This demand includes transmission losses and distribution losses met

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by large power stations, but it excludes demand met by small plants[70] (generally smaller than 100MW).

B.70	NGC’s annual electricity requirements and ACS[71] peak demand for 2001/2002 as published in the NGC 2002 Seven Year Statement are used as the base. The NGC Seven Year Statement includes the following forecasts of demand:

•	a high economic growth case – based on a slow rate of take-up by CHP and renewables so that high electricity demand is met mostly by the central system;

•	a low economic growth case – based on decreasing demand for electricity with a high priority for developing CHP schemes; and

•	a base economic growth case – based on average growth in electricity demand.

B.71	These three NGC scenarios for demand have been used as the basis for our Low, Central and High demand projections for England and Wales.

B.72	To create the demand projections for Great Britain we have added the projections of demand on the ScottishPower and Scottish and Southern transmission systems as contained in their respective Seven Year Statements. They only produce one scenario for the future, and we have used this scenario in all three scenarios of demand on the Great Britain system – given the relatively low demand in Scotland as compared to England and Wales there would be little to be gained from developing three projections of Scottish demand.

B.73	For the volume demand projections post 2008/9 a growth factor of 1.15% was applied to the England and Wales volume demand projections based on the average growth of total system demand in the central case over the years 2002/3 and 2007/8. For the peak projections in England and Wales post 2008/9 a growth factor of 1.06% was used based on the average growth rate in the central scenario.

B.74	For Scotland the volume demand post 2008/9 is assumed to remain constant. This reflects that the growth in renewables in Scotland, which are assumed to embedded on the distribution system, will meet the growth in overall Scottish demand. The peak demand is assumed to grow by 0.15% each year – this is the average growth rate over the last five years.

[70]	These small plants largely comprise renewable generation and CHP (combined heat and power) projects.

[71]	Average Cold Spell (ACS) – Historical peak demands can vary greatly from year to year depending on weather conditions, so historical demands are corrected to an ACS demand. A projected ACS peak demand has a 50% chance of being exceeded due to weather conditions.

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B.75	Table 24 and Figure 69 show the projections of electricity demand (TWh) on the England and Wales network, excluding embedded generation, and peak system demand (GW) for the financial years 2000-2020. Table 25 and Figure 70 show the projections for Scotland.

B.76	In the physical model,GBGen, demand is spread across the year using a sample day template, based on the first three years of actual demands. The 1000MW of Scottish hydro capacity has been scheduled across then year based on historical inflow availability (less hydro availability in summer) and through the day based on the following rules regarding its operation:

•	30% of the energy is produced from base-load operation;

•	50% of the energy is produced from constrained operation – plant must be on for 14 hours;

•	the remainder is produced at peak;

Table 24 – Changes in England and Wales demand – for the financial year ending March

Year	Volume Demand			Maximum Demand
	Low	Central	High	Low	Central	High
	TWh	TWh	TWh	GW	GW	GW

2000	296.8	296.8	296.8	52.4	52.4	52.4
2001	302.0	302.0	302.0	53.1	53.1	53.1
2002	306.0	306.0	306.0	54.1	54.1	54.1
2003	301.4	309.2	313.4	53.1	54.6	55.3
2004	299.2	313.0	319.3	52.5	55.2	56.4
2005	297.9	315.8	325.5	52.1	55.7	57.5
2006	295.8	317.8	332.7	51.5	56.0	58.8
2007	293.4	319.4	337.7	50.9	56.2	59.7
2008	290.8	321.0	343.9	50.2	56.4	60.9
2009	287.9	322.5	350.2	49.5	56.6	62.1
2010	289.0	324.7	353.9	49.6	56.9	62.7
2011	289.9	326.8	357.7	49.7	57.2	63.3
2012	290.7	328.8	361.5	49.7	57.5	63.9
2013	291.3	330.8	365.4	49.7	57.8	64.6
2014	291.8	332.7	369.3	49.7	58.1	65.2
2015	292.0	334.5	373.2	49.6	58.3	65.8
2016	292.0	336.2	377.2	49.5	58.5	66.5
2017	291.8	337.9	381.2	49.3	58.7	67.1
2018	291.3	339.4	385.2	49.1	58.9	67.8
2019	290.5	340.8	389.3	48.9	59.1	68.4
2020	289.5	342.1	393.5	48.5	59.2	69.1

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Table 25 – Changes in Scottish demand – for the financial year ending March

Year	Volume Demand	Maximum Demand
	TWh	MW

2000	33.479	5950
2001	33.609	6028
2002	33.609	5865
2003	33.609	5805
2004	33.609	5768
2005	33.609	5775
2006	33.609	5724
2007	33.609	5728
2008	33.609	5720
2009	33.609	5728
2010	33.609	5737
2011	33.609	5745
2012	33.609	5754
2013	33.609	5762
2014	33.609	5771
2015	33.609	5779
2016	33.609	5788
2017	33.609	5796
2018	33.609	5805

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B.77	The historical peak demands in Figure 70 show large variations from year-to-year since Scottish and Southern Energy do not produce ACS corrected peak demands and therefore we have used the measured peak demands – the peak demand in Scotland will obviously be heavily weather driven.

Plant data

Availabilities

B.78	Table 26 below contains the inputs toGBGen on plant availabilities. These figures are for technical availability only – i.e. they take account of maintenance and forced outage (and, for CCGTs, of the effect of ambient temperature on output), but of nothing else. This is the reason why they do not distinguish between business days and non-business days, or between periods within the day. Decisions on weekend shutdown and two-shifting are commercially driven, within the envelope defined by technical availability, andGBGen looks after such effects automatically.

B.79	Plants with FGD (flue gas desulphurisation) are given availabilities which are one percentage point lower than the equivalent plants without FGD.

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Table 26 – Plant availabilities

Station Type	Spring	Summer	Autumn	Winter	Annual Average

CCGTs	90%	78%	90%	96%	89%
Coal	87%	80%	87%	95%	87%
Conversions	87%	80%	87%	95%	87%
Oil	93%	89%	93%	95%	93%
Magnox	80%	77%	61%	82%	75%
AGRs	81%	79%	79%	87%	82%
Sizewell B	95%	80%	56%	95%	82%
GTs	95%	73%	95%	95%	89%
Interconnectors	99%	91%	99%	99%	97%

B.80	The paragraphs below provide further details for the different plant types.

CCGTs

B.81	The overall availability is made up of two components:

•	time-wise availability, which depends on the rate of forced outage and on down-time for maintenance (assumed to be an average of three weeks during the summer); and

•	the impact of ambient temperature on CCGT output – the colder the weather, the higher the output.

B.82	The following patterns for these components over the seasons are indicated in Table 27 below – together with the final combined figures for input intoGBGen.

Table 27 – CCGT availability

Season	Time-wise	Temperature effect	Combined
	Availability		Availability Factor

Winter	96%	100%	96%
Spring & Autumn	96%	94%	90%
Summer	88%	89%	78%
Annual average	94%	94%	88%

B.83	The above figures for Combined Availability Factor are for technical availability only. They take no account of deliberate switching between the gas and

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electricity markets, or of the potential for interruption of fuel supplies during the winter.

Coal and coal/oil-to-gas conversions

B.84	At vesting, the CEGB quoted average annual availabilities for coal-fired stations which were mostly about 72% to 76%. Their best figures were, however, about 80%. More recent figures show improved availability of 87% with forced outage rates at 5%. A further assumption is four weeks of maintenance during the summer, ‘spilling over’into spring and autumn.

Oil

B.85	The CEGB vesting availabilities for HFO-fired plants were about three percentage points higher than those for similarly sized coal-fired plants. This differential has been retained for average annual availability. The seasonal pattern then follows from an assumed four weeks of summertime maintenance, with ‘spill over’into spring and autumn.

Magnoxes

B.86	Data from operation during 1996/7 and 1997/8 from NGC along with British Energy results were used to determine the appropriate level of availability.

AGRs and Sizewell B

B.87	For the AGRs, the same process was followed as for the Magnoxes. The Sizewell PWR is assumed to perform closer to the AGRs than the Magnoxes.

Gas turbines (GTs)

B.88	Winter availability is taken to be close to that for CCGTs, and summer maintenance of three weeks is assumed.

Interconnectors

B.89	These are assumed to be available virtually all of the time, except for one week during summer. Again these are technical availabilities only, no account is taken of commercial factors in interconnector usage, such as the relative prices of electricity either end.

Efficiencies

B.90	For power stations burning fossil fuel,GBGen uses an individual efficiency for each and every genset. Those for coal-fired plants are in the approximate range of 30% to 38%. Coal-fired plants with FGD have efficiencies of about 36%, and HFO-fired plants of about 37%. Existing gas turbine ‘peakers’have efficiencies of around 26% and new OCGTs from 2007 are assumed to have efficiencies of 40-43%. These figures are all practical, average annual efficiencies for electricity

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sent-out, net of internal power station consumption, compared with the gross (or higher) calorific value of the fuel to the station.

B.91	For those CCGTs where the efficiency is generally known, that figure is used directly byGBGen. For other CCGTs the figure is linked to the date of plant commissioning – as follows:

•	commissioned before 1994:	44.5%

•	commissioned between 1995 and 1997 inclusive:	45.5%

•	commissioned between 1998 and 2000 inclusive:	50%

•	commissioned between 2000 and 2007 inclusive:	50-55%

•	commissioned between 2007 and 2015 inclusive:	55%

Minimum-takes

B.92	IPPs with original LTI (British Gas long-term interruptible) gas contracts have no provision for gas re-sale. These plants have no option but to burn their contracted gas, even if electricity prices fall below the level that would recover the incremental cost of gas burnt.

B.93	Many other gas plant (recent projects, or older plant with renegotiated gas supply agreements) have gas contracts which allow gas re-sale and therefore these plants could attempt to sell their contracted gas on the gas spot market if, in the short term, electricity prices were not sufficient to warrant generation. However, there is a risk that re-direction of large amounts of contract gas will depress spot gas prices.

B.94	In general, in our scenarios, we model the situation in which all gas plant with flexible contracts[72] can access a spot gas market, and gas price seasonality may be affected by re-direction of gas by power stations. As a result, the effective bid price for these stations throughout the year is related to the opportunity cost of gas, taken to be the spot market price.

B.95	The extent to which CCGTs will tailor their operation to the changing relativity between the wholesale electricity price and the spot gas price is debatable. Some commentators argue that the commercial pressures to do so will be such that increasingly the original LTI contracts will be renegotiated to allow redirection of the contract gas. Others argue that CCGT flexibility will be limited by the “wear-and-tear” effects of intermittent operation, and by technical constraints on gas

[72]	We have excluded AES Barry and Saltend as these do not have resale provision in theirgas contracts. We have restricted Connah’s Quay resale to ¼ of the plant due to physical limitations in re-directing gas from the Liverpool Bay Field. We have restricted Rocksavage re-sale to ½ of the plant due to on-site requirements.

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delivery. We consider our assumption, that broadly only the original LTI CCGTs will remain inflexible, represents a prudent central view.

B.96	For those LTI CCGTs where the minimum-take is not generally known, we assume it is such that the station will operate on its contract gas for 55% of the year. For the rest of the year a LTI CCGT has the option to burn Spot Gas, if it is cost effective to do so. The economics are such that it is preferable for a CCGT to do this during the summer, when electricity price is generally low – and this is what is assumed withinGBGen.

B.97	When the early IPPs reach the end of their fifteen-year LTI gas contracts, we assume that they do not re-contract on a similar basis, but instead operate as true merchant plants, with no off-take agreements and burning Spot Gas.

Variable other works costs (VOWC)

B.98	These are the costs of generating a unit of electricity, over and above the direct cost of burning fuel. They largely comprise those elements of a plant’s operation and maintenance costs which are related to its hours of operation. For coal-fired plants we have assumed 0.06p/kWh for VOWC.

B.99	Plants with FGD have VOWCs which are 0.01p/kWh higher than the equivalent plant without FGD.

B.100	For HFO plant the VOWC is assumed to be 0.05p/kWh, while steam plants burning gas or gas-oil have a VOWC of 0.035p/kWh.

B.101	CCGTs and OCGTs are assumed to have VOWCs of 0.03p/kWh.

New entrants’costs and performance

B.102	In the longer term we consider three scenarios for the ‘new entrant’power station:

•	the new entrant is an advanced CCGT, operating at baseload[73];

•	the new entrant is an advanced clean coal plant, again operating at baseload; and

•	the new entrant is an OCGT plant operating as a mid-merit or peaking plant, and in the limit operating only at times of very high demand.

B.103	Data for each of these three ‘new entrant’ scenarios are presented below. Some of the data are based on a literature review of relevant sources:

[73]	i.e. up to its technical availability.

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•	Energy Information Administration (EIA, part of the US Department of Energy): Assumptions for the Annual Energy Outlook 2000. (EIA 2000); and

•	International Energy Agency (IEA) Coal Research: Competitiveness of future coal-fired units in different countries, January 1999. (IEA Coal Research 1999).

Scenario 1 – CCGT

B.104	Over the years, we have examined a number of sources of data to compare with recent UK CCGT projects and to judge the trends for future CCGTs.

Sources

MMC	MMC Reports on the proposed mergers of National Power and PowerGen with RECs dated 1996.

KB	Kleinwort Benson Research Report ‘The Future of UK Generation Markets September 1996’.

ETSU	ETSU An Appraisal of UK Energy Research, Development and Dissemination 1994.

EIA	Energy Information Administration. Assumptions for the Annual Energy Outlook 2000.

Recent CCGT projects	Projects where ILEX has been engaged by the banks and/or the developers.

Project data

B.105	Values for the key drivers of project returns (i.e. total construction cost, efficiency and total operating costs) are derived for current[74] and future CCGTs as shown on the following figures.

[74]	Current CCGT figures are based on six recent CCGT projects in England and Wales (labelled project 1 to 6 in Figure 71).

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Specific construction cost

B.106	To obtain the average total specific construction cost, £130/kW of ‘other construction costs’ is added. This excludes interest during construction (IDC) and debt service reserve but still represents approximately 32% of the total capital cost for the projects examined.

Efficiency

B.107	The trend in Figure 72 shows continuing improvements in efficiency. The rate of improvement will eventually slow as thermodynamic limits are reached.

B.108	The average of recent projects examined is 56% LHV. The highest efficiency is currently 58.2% and demonstrates the improvements being achieved.

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Operating costs

B.109	Here the trends are less clear and historic reductions appear to be bottoming out, as shown in Figure 73. The current average is £25/kW/year, with the lowest value being just over £20/kW/yr75.

B.110	The ‘future’value presented in the chart allows for some further improvements in staffing and maintenance costs. Transmission Grid Use of System charges are also gradually reducing. The EIA value of £9/kW/yr has been presented as ‘future’operating costs, (together with the 0.03p/kWh variable operating costs of footnote 75).

[75]	The EIA data is not strictly comparable here as variable O&M costs of 0.05cents/kWh (0.03p/kWh) are included in the EIA data.

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Recent data

B.111	Although few projects have been financed recently, since the wave of new entry over earlier years, we have consulted with project developers, engineering consultants and banks about the current costs of CCGT new entrants (all data are in 2001 money):

•	Capital costs: data from the most recent projects and engineering consultants show that EPC costs have increased since the earlier new entrants. Combined with our assumptions for non-EPC capital costs, we use a total cost of £450/kW for current new entrants, and assume a 10% reduction for the future new entrant.

•	Plant efficiency: current new entry remains at 50%. The future depends on the development of the G and H technologies, which could achieve 58%. Without them, the maximum achievable may be 56%. We have chosen 55% for our future new entrant, as the costs associated with the higher efficiencies may counteract the benefits.

•	Fixed costs: we have kept our current costs at £25/kW/yr, and assumed a 10% reduction in the future.

•	Financing: we have reviewed our assumption of a 13% pre-tax real rate of return. Our recent discussions with banks confirm that this is a realistic figure.

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ILEX current view

B.112	The resulting new entry cost formulae are:

Medium-term CCGT:	12.79 + 0.68g (2001 £/MWh)

Long-term (post-2010) CCGT: where g is the price of gas in p/therm.	11.40 + 0.62g (2001 £/MWh)

Scenario 2 – Clean Coal technologies

B.113	In order to project the costs of new entry by coal-fired generation, we reviewed data published by two sources: the IEA Coal Research and the EIA, both listed above at the beginning of this annex.

B.114	According to the IEA Coal Research, the most competitive technology for new coal-fired power stations is the supercritical pulverised coal combustion (PC) technology (including FGD, low NOX burners, selective catalytic reduction and high efficiency electrostatic precipitators). The comparative data can be seen in Table 28.

B.115	The EIA’s preferred clean coal technology is the IGCC technology. EIA projects efficiency improvements for IGCC by 2010. The full data can be seen in Table 29.

Table 28 – Clean coal technologies costs and efficiency (2000$ money)

	Efficiency (HHV)	Direct capital ($/kW)

PC sub-critical	38%	1,120
PC super-critical	40%	1,120
PC ultra-supercritical	43%	1,162
CFBC	37%	1,257
PFBC	42%	1,226
IGCC	43%	1,437

Source: IEA Coal Research 1999

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Table 29 – EIA IGCC costs and efficiency (2000$ money)

Technology	Overnight capital	Variable	O&M	Efficiency	Efficiency in
	costs in 2000	O&M	Fixed	in 2000	2010
	($/kW)	(mills/kWh)	($/kW)

IGCC	1261	0.81	32.97	43%	49%

Source: EIA 2000

B.116	The efficiency improvements under the EIA data compensate for the higher costs compared to ultra-supercritical PC under the IEA scenario. Therefore, we have chosen the EIA IGCC data as the best advanced clean coal technology (around 2010).

B.117	Similarly to our analysis of advanced CCGT, we have added $160/kW to the overnight capital cost to give a total specific construction cost of $1,420/kW (but excluding interest during construction).

B.118	The resulting formula for the TWA wholesale price, assuming here that it is set by a new entrant IGCC operating at baseload is:

23.5 + 7.47c (2001 £/MWh)

where c is the price for coal in £/GJ (of gross calorific value, delivered at the power station). This implies a price for new entry of £31.3/MWh in 2015 in our low coal price scenario, which is above the highest CCGT new entry cost of £28.7/MWh.

Scenario 3 – OCGTs

B.119	Open cycle gas turbines (OCGTs) are less efficient, but cheaper than CCGTs. As such they can be useful as peaking or mid-merit plants. Present figures for the latest technology are an efficiency of 34.5% (HHV) combined with a capital cost of £264/kW (excluding funds used during construction), fixed other works costs of £12/kW p.a. and variable non-fuel costs of £0.52/MWh (all 2001 money).

B.120	If, in the limit, such a plant were not to operate at all, it would set a value for capacity of £56 per kW p.a.[76] (in October 2001 money). If that were the case, the value of capacity on the system would be expected to average out at that level.

[76]	Assuming (as we do for all new entrants) a project rate-of-return of 13%, real and pre-tax, over 15 years.

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B.121	We consider, however, that the value of peaking capacity will be somewhat less than this, because:

•	plant in a purely peaking role will tend to be of relatively low capital cost, even at the expense of reduced efficiency;

•	peaking plant can be conveniently located within distribution networks, where they can gain economic benefit by being sited close to electricity demand which reduces their effective cost to the larger system; and

•	there may be a growth in demand-side management as a means of coping with periods of peak demand on the system. This will tend to weaken the value of peaking generation capacity towards the cost of the cheapest projects.

B.122	Therefore, we consider that a lower figure of £46 per kW p.a. would be appropriate for the value of peaking capacity in the longer term (in 2001 money values). This £46 per kW p.a. ‘cap’, which is equivalent to 0.52p/kWh on a time-weighted average (TWA) basis, is one input into the determination of the value of capacity in our projections.

Value of capacity

B.123	In developing long-term price projections, we focus on the underlying economic value of capacity, rather than the mechanics by which the value is delivered by the market.

B.124	We model the value of capacity as falling within a range:

•	the upper limit is set by the capital and fixed cost of a new entrant peaker. We currently estimate this cost at 0.52p/kWh (October 2001 money); and

•	the lower limit, applicable at times of excess capacity, is set by the level needed to retain existing plant on the system (which is characterised as the Net Avoidable Cost (or NAC) of retaining plant i.e. to cover the fixed costs of keeping the plant open and available to operate, if needed). We estimate this cost at around 0.26p/kWh (October 2001 money)[77].

B.125	Within any individual year, the value could fall outside this range, but such a situation would not be sustainable (assuming prices were free to respond to the underlying forces of supply and demand).

[77]	In any one year, the NAC comprises the fixed costs of keeping the plant open for thatyear, together with the net effect of delaying its closure until the following year; that net effect includes the outcome from realising both assets (such as the value of the power station site) and liabilities (such as redundancy payments and site clean-up). Our assumption is based on estimates by independent assessors in reports to Offer, and of our own experience from data on plants in E&W.

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B.126	In scenarios where new entry is required, if the sum of the energy element plus the capacity value is greater than the cost of an efficient CCGT new entrant, then we limit the value of capacity to a level at which projected prices align with the cost of that new entry.

BSUoS and losses

B.127	Under NETA, generators currently pay 45% of transmission losses and 50% of system balancing costs. Losses are paid through adjustments to metered volumes. System balancing costs are derived from a combination of NGC Balancing Services Use of System (BSUoS) charges and the Residual Cashflow Reallocation (RCR, often called the ‘beer fund’). BSUoS recovers the total cost of the Balancing Mechanism (BM) and Balancing Services (plus some other NGC costs and incentive payments, including energy balancing and system balancing costs). The RCR refunds energy balancing costs to participants[78]. BSUoS and RCR payments are based on metered volumes, after transmission losses.

B.128	Using historic data, we have assessed the patterns in BSUoS, transmission loss and RCR to generate price components that may be applied to our electricity price projections. As a result, we are able to project prices in the day-ahead market which include BSUoS and losses.

BSUoS and RCR

B.129	The values of BSUoS and RCR are heavily dependent on the behaviour of market participants in the Balancing Mechanism and the level of imbalances by participants.

B.130	From our analysis, BSUoS starts high during EFA periods 1 and 2 and drops during peak hours (EFA periods 3 to 6) before rising again later on in the evening (EFA period 1). To some extent, this is the inverse of daily demand patterns (as would be expected).

B.131	RCR values exhibit a more random variation than BSUoS. Two different historic trends can be observed:

•	long term: monthly average RCR values have decreased substantially; and

•	within-day: RCR values start high and drop slightly during the day. They rise again around the end of the peak period (7 pm).

[78]	By this mechanism, there is a transfer of funds from players who incur high penalties for imbalance to those who incur low penalties.

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PROJECTIONS OF DRAX’S OPERATION IN THE GREAT BRITAIN WHOLESALE
ENERGY MARKET

B.132	Taking into account historic BSUoS values and our assumptions on RCR, we have applied the following figures for BSUoS-RCR (see Table 30). This equates to an average value over all days of 0.060p/kWh.

Table 30 – Average historic BSUoS values net of assumed RCR (p/kWh)

Time	Business day	Non-business day	All days

Peak	0.0541	0.0613	0.0563
Late eve.	0.0301	0.0373	0.0323
Night	0.0781	0.1086	0.0801

Transmission losses

B.133	Under NETA, generators currently pay for 45% of transmission losses. The calculation of transmission losses is based on metered values at the transmission network boundary (demand less generation) for each half-hour. In practice, losses are greater at peak times (coincident with higher market prices), so the cost of losses will vary somewhat over the year.

B.134	Differences in pre- and post-NETA figures for transmission losses are small. Using observed data for transmission losses over the period 1 April 2000 to 26 March 2001, the average transmission loss was 1.60%, whilst for the more recent period 1 May 2001 to 31 August 2001, the average loss was 1.68%.

B.135	Taking into account historic values for transmission losses, and the fact that the generators only pay for 45%, we have used a figure of 0.72% for the average generator share of transmission loss.

B.136	We assume that this figure will be broadly applicable under the average zonal loss system that is to be implemented in 2004. However, for our projections of Drax capture price we have modelled a zonal transmission loss factor.

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ENERGY MARKET

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PROJECTIONS OF DRAX’S OPERATION IN THE GREAT BRITAIN WHOLESALE
ENERGY MARKET

ILEX

Quality Control Check Sheet

PROJECTIONS OF DRAX’S OPERATION IN THE GREAT BRITAIN WHOLESALE ENERGY MARKET

Report Unique Serial No: 2003/035

Director John Macadam	Date 15 April 2003
Project Manager Steven Pedder	Date 15 April 2003
Author Steven Pedder	Date 15 April 2003
Administrator Su Turner	Date 15 April 2003

137	035Drax_Analysis_Report_v2_0.doc April 2003

ILEX King Charles House Park End Street Oxford, OX1 1JD, England	Tel: +44 (0)1865 722660 Fax: +44 (0)1865 722988 E-mail: energy.consult@ilexenergy.com www.ilexenergy.com

ILEX Energy Consulting Ltd, King Charles House, Park End Street, Oxford OX1 1JD. Registered in England No. 2573801

ANNEX D

AES Drax Holdings

DRAX POWER STATION

INDEPENDENT TECHNICAL
REVIEW

AES Drax Business Plan

Issued March 2003

Prepared by:	CJ Dick
Approved by:	CM Johnson
Date: S&W Job No.:	May 2003 12514

Stone & Webster Consultants

A Shaw Group Company

AES Drax Holdings	AES Drax Business Plan	May 2003

INDEX
LEGAL NOTICE			3
ELECTRONIC MAIL NOTICE			3
1	INTRODUCTION		4
2	EXECUTIVE SUMMARY		4
3	OVERVIEW		5
	3.1	CHANGE IN OUTAGE REGIME	5
	3.2	RELIABILITY AND AVAILABILITY ANALYSIS	5
	3.3	ENVIRONMENTAL COMPLIANCE STRATEGY	6
	3.4	THE 30 YEAR BUSINESS PLAN ASSUMPTIONS	7
	3.5	THE OPERATING COMPANY	7
4	TRENDS IN PLANT PERFORMANCE		8
	4.1	OPERATIONAL REGIME	8
	4.2	EFFICIENCY, STARTS AND LOAD FACTOR	9
	4.3	AVAILABILITY, STARTS AND LOAD FACTOR	10
5	EXPENDITURE		12
	5.1	CORE OPERATIONS	13
	5.2	CORE MAINTENANCE	13
	5.3	MAJOR REPAIRS AND RENEWALS	13
	5.4	CAPITAL EXPENDITURE	14
	5.5	NOX ABATEMENT	14
6	PLANT PERFORMANCE PROJECTIONS		16
	6.1	AVAILABILITY	16
	6.2	CAPACITY	16
	6.3	EFFICIENCY	16
	6.4	IMPACT OF NOX ABATEMENT MEASURES	16
	6.5	SCHEDULED OUTAGE DURATION	16
	6.6	REMAINING LIFE	17
7	FINANCIAL MODEL		17
	7.1	NET CAPACITY	17
	7.2	NUMBER OF UNITS	17
	7.3	PLANT NET EFFICIENCY	17
	7.4	TEMP FACTOR	19
	7.5	FUEL SUPPLY AND PRICING ASSUMPTIONS	19
	7.6	OTHER COST AND REVENUE DATA	20
	7.7	EMISSIONS ASSUMPTIONS	21
	7.8	PROCESS COSTS — CORE OPERATIONS	21
	7.9	BREAKDOWN MAINTENANCE	21
	7.10	PREVENTATIVE MAINTENANCE	21
	7.11	OVERHAUL MAINTENANCE	21
	7.12	MAJOR REPAIRS AND RENEWALS	21
	7.13	CAPITAL EXPENDITURE	21
	7.14	ASH HANDLING	22
	7.15	SALARIES	22
	7.16	BUSINESS SUPPORT	22
	7.17	IT AND ASH SUPPORT COSTS	22
	7.18	RENT AND RATES	22
	7.19	O&M FEE	22

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AES Drax Holdings	AES Drax Business Plan	May 2003

LEGAL NOTICE

This report was prepared by Stone & Webster Consultants Limited and its affiliated companies, Stone & Webster Engineering Limited and Stone & Webster Engineering Corporation, jointly hereafter referred to as Stone & Webster expressly for AES Drax Holdings Limited (AES). Neither Stone & Webster nor AES nor the Sponsors nor any person acting on their behalf (a) makes any warranty, express or implied, with respect to the use of any information or methods disclosed in this report, or (b) assumes any liability with respect to the use of any information or methods disclosed in this report. Stone & Webster’s review of the Financial Projections relating to Drax in no way serves to transfer to Stone & Webster responsibility for the correctness and/or accuracy of such information or modelling results.

ELECTRONIC MAIL NOTICE

Electronic mail copies of this report are not official unless authenticated and signed by Stone & Webster Consultants and are not to be modified in any manner without Stone & Webster Consultants expressed written consent.

Stone & Webster Consultants	Page 3 of 24

AES Drax Holdings	AES Drax Business Plan	May 2003

1	INTRODUCTION

Stone & Webster Consultants was retained 7 April 2000 by Deutsche Bank to monitor and review the operation of Drax Power Station on behalf of the Banks.

During 2003, it is intended that the financing of AES Drax will be restructured. As part of this exercise, AES Drax provided a detailed Business Plan for the next 30 years. In addition to the Business Plan, a confidential spreadsheet was provided to Stone & Webster Consultants containing the main budgets for Operations & Maintenance and Capital Expenditure for Drax.

Stone & Webster Consultants visited Drax on 9 April 2003, and discussed the underlying costs and assumptions from which the budgets contained in the Business Plan are derived. The personnel responsible for the various areas of plant were made available and the assumptions for each budget area discussed.

Stone & Webster Consultants also compared the budgets and assumptions in the Business Plan with those contained in the AESD Restructuring Proposal financial model.

2	EXECUTIVE SUMMARY

The purpose of the review was to assess the reasonableness of the various budgets contained in the Business Plan given the anticipated operation of the plant and the required levels of efficiency, availability and life of Drax. The Business Plan assumes that Units 1, 2 & 3 will be taken out of service in 2033, and Units 4, 5 & 6 will be operational for some time beyond 2033. The Business Plan also considers the requirements for further emissions abatement equipment to meet limits anticipated in future legislation.

The level of expenditure required for operation and maintenance also depends on the load factor and number of starts in addition to maintaining these parameters. The load factor, number of starts and electricity price projections were provided by the power market consultants, and opining on the reasonableness of these assumptions lies outside Stone & Webster Consultants area of expertise.

The technical assumptions for the financial model were also reviewed and compared with the Business Plan.

The calculations contained in the model for net generation, efficiency, fuel consumption, limestone consumption, ash production and sales and gypsum production were checked and are considered reasonable.

From Stone & Webster Consultants review of the information provided, and experience of other large coal fired power plant, the budgets included in the Business Plan for operating and maintaining the plant are considered reasonable.

Stone & Webster Consultants also believes that provided that the level of expenditure discussed in this report is maintained then the levels of output, availability, efficiency and life of the station assumed in the financial model should be achievable by an experienced and prudent operator such as AES Drax.

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AES Drax Holdings	AES Drax Business Plan	May 2003

Budgets have been included in the Business Plan for fitting additional systems meet reductions in NOx limits that are anticipated in future legislation.

Stone & Webster Consultants recommends that an increased capital expenditure sensitivity be run for NOx abatement. This is discussed in section 5.5 of this report.

3	OVERVIEW

The estimates for operation maintenance and capital expenditure at Drax have been developed from an in depth analysis of the current operational and availability characteristics of Drax. Subsequently, maintenance methodologies have been optimised based on the results of this analysis and considering the performance of the plant contemplated for the 30 year period. The anticipated load factor and increasing environmental constraints have also been taken into consideration.

Prior to developing the Business Plan, AES Drax completed two significant exercises intended to optimise the availability and reliability of the power plant at Drax. One area of review was the scheduled outage regime, the other was a review of historical trends in sources of lost availability.

Additionally, maintaining key performance parameters also impact on the required levels of expenditure, and those assumed for the Business Plan are reflected in the Technical Assumptions for the Financial Projections.

It is apparent that AES Drax have invested considerable effort in assessing and reviewing the current condition of the power plant, and optimising costs going forward.

3.1	Change in Outage Regime

As discussed in more detail in other reports issued by Stone & Webster Consultants, the outage regime at Drax has been changed. Previously there was an Interim Outage after 3 years, which had a duration of approximately 4 weeks, and an outage for a Major Overhaul after 6 years which had a duration of approximately 14 weeks. However, as the plant aged it was found that the time required to complete the Interim Overhaul was increasing. Analysis indicated that the outage regime should be changed to 4 & 8 years. The maintenance activities to be completed after 4 years is much increased compared with the old 3 year Interim. In effect a Major overhaul can be completed every 4 years rather than 6 years.

This allows increased scheduled maintenance outage durations without significant increase to the scheduled outage rate in the long term. It is anticipated that as the major maintenance can be completed more frequently, the Forced Outage Rate should show some improvement. This does however change the maintenance expenditure year on year.

3.2	Reliability and Availability Analysis

AES Drax recently completed an in depth reliability and availability analysis of the power station. This focused on analysing historical trends to identify and quantify sources of lost availability, and estimate their impact on the business. Therefore, maintenance expenditure will in future be more accurately targeted and operations and maintenance costs optimised against lost revenues.

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AES Drax Holdings	AES Drax Business Plan	May 2003

As Drax will in future be operating as a merchant plant, this analysis is considered particularly worthwhile.

The expenditure budgeted for in the Business Plan takes into consideration the findings of this reliability and availability analysis of the power station.

3.3	Environmental Compliance Strategy

During the scheduled maintenance outages this year, the remaining two units will have the Low NOx Burner retrofit completed, which will make Drax fully compliant with their current obligations to the Environmental Agency. However, further measures must be taken to reduce NOx emissions to meet the reduced compliance limits being contemplated for 2008 and 2016.

Most significantly the Business Plan takes into consideration the Large Combustion Plant Directive, and the consequences of applying more stringent limits for atmospheric releases, the National Emissions Ceiling Directive, IPPC regulations, the Habitats Directive, and EU Emissions Trading scheme for greenhouse gasses. All the relevant dates have been considered and the potential areas, which will require expenditure, associated with maintaining compliance.

With regard to the EU Trading Scheme, the mechanism for application in the UK is currently under review. Therefore, the Business Plan assumes no restrictions in the operation of Drax. However, the Plan also recognises and considers downside scenarios with decreased load factors from those assumed in the financial model as a result of compliance requirements for greenhouse gas emissions. Stone & Webster Consultants considers this to be a reasonable approach at this time.

With regard to ongoing compliance with emission limits to air, the principal issues are the potential increases in SO2 emissions as a result of changes in fuel supply, and the requirement for additional NOx abatement to meet more stringent standards in the future. In the case of SO2 this will be managed by ongoing dialogue with the Environment Agency, centred around the availability of fuels and the associated sulphur contents, and the forecast expenditure on achieving the required availability of the FGD plant which controls the SO2 emissions. This is in line with the principle of BATNEEC as applied by the Environment Agency and there is no reason to suppose that this regulatory philosophy will change. For NOx emissions the Business Plan identifies reduced targets of 500mg/Nm3 by 2008, and 200mg/Nm3 by the end of 2015. These limits included in the Business Plan reflect Stone & Webster Consultants’ understanding of the limits contemplated in the proposed legislation.

Within the Business Plan, AES Drax have allowed for installing Over Fire Air (OFA) to meet the 2008 limits. Other stations have fitted OFA and this technology has proven capable of reducing NOx emissions to 500mg/Nm3. Therefore, Stone & Webster Consultants considers provision for fitting OFA in the budgets to be reasonable.

AES Drax have also included an estimate for meeting the 200mg/Nm3 limit. The technologies available for achieving this limit are less mature and are discussed in more detail in section 4.5 of this report. Therefore, Stone & Webster Consultants considers provision for fitting further NOx abatement systems in the budgets to be reasonable.

Stone & Webster Consultants	Page 6 of 24

AES Drax Holdings	AES Drax Business Plan	May 2003

3.4	The 30 year Business Plan Assumptions

In addition to the forgoing considerations, the level of expenditure on O&M and Capital Expenditure for a power station is dependent on the anticipated operational regime for the power plant, the required levels of key performance parameters, and the age of the plant when it is to be taken out of service.

AES Drax advised that the following assumptions were the basis for developing the cost estimates contained in the Business Plan: –
–	Annual generation 23TWh per year,
–	Maintain efficiency currently being achieved (TEMP)
–	Maintain levels of reliability currently being achieved
–	Units 1, 2 & 3 will be retired at the end of the period, but some life remaining in Units 4, 5 & 6.

It should be noted that the annual generation of 23TWh equates to a load factor of 70%, which is in excess of the power market consultant’s projections. As the operations costs are estimated based on a higher volume of generation than is included in the model, (the ILEX Revised Base Case) this introduces a positive margin in the estimates. Therefore, Stone & Webster Consultants considers these assumptions to be reasonable for both the basis for the Business Plan and as the Technical Assumptions for the Financial Projections.

3.5	The Operating Company

AES is one of the world’s largest private sector power developers, and a recognised leading player in the international wholesale power business. AES owns, or partially owns, operates or has under construction over 177 electricity generating plants with a capacity of over 60GW in fifteen different countries throughout the world. Approximately 41% of this capacity is coal fired. At the time of writing approximately 1GW is for sale. In addition AES owns and operates distribution companies serving over 14 million customers in six countries.

Additionally, AES has experience of operating older plant. The oldest coal-fired unit in the AES fleet is AES Beaver Valley, commissioned in 1958. (thirty years older than Units 4, 5 & 6 at Drax).

AES has considerable experience in operating coal fired power stations, and Stone & Webster Consultants considers AES to be well qualified to operate Drax.

Since, AES took ownership of Drax there have been no significant changes to O&M procedures, plant operatives, or their line managers, and the staffing levels remain reasonable.

From Stone & Webster Consultants review of the operation of AES Drax to date, there is no evidence that the plant is not being operated in line with good industry practice, nor that the levels of maintenance carried out at Drax are not commensurate with the levels of efficiency and availability required.

Stone & Webster Consultants considers the plant condition monitoring regimes utilised at Drax to be reasonable and thorough.

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AES Drax Holdings	AES Drax Business Plan	May 2003

4	TRENDS IN PLANT PERFORMANCE

Since the introduction of NETA in March 2001, Drax in common with all other power stations is required to start stop and change load more often than was necessary when operating under the pool. Additionally, due to adverse market conditions the power plant has been operating at lower load factors than pre NETA.

Under the Pool, generators would usually contract at base load day ahead, and the system operator would dispatch the generators to match demand and use ancillary services agreements to balance the system. The main penalty for not being available was loss of revenue.

Whereas under NETA there are three main markets for the generator to trade into:
–	long term forward markets
–	short term markets, trading from an hour ahead forwards
–	the Balancing Mechanism
Additionally, the ancillary service contract also influences the scheduling of the plant.

Under NETA there are Imbalance Charges, which did not exist under the Pool, that penalise a generator that cannot meet their contracted position with the system operator.

One characteristic of operating under NETA is for the system operator to commit more output from the generators than the projected demand, resulting in a significant number of instructions to generators to reduce output close to real time.

Both the trading and the operation of the system have resulted in the plant being required to change load, start and stop more frequently under NETA than was the case under the Pool, and plant that cannot do so reliably will be penalised.

4.1	Operational Regime

The following table compares the key operating parameters in 1996 and 2002.

	1996	2002
Starts	74	559
Load Factor	83.1%	56.3%
Availability	88.9%	82.0%
Forced Outage Rate	5.9%	12.7%
Efficiency	38.4%	36.8%

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AES Drax Holdings	AES Drax Business Plan	May 2003

4.2	Efficiency, Starts and Load Factor

The average net efficiency for 2002 was 36.8%, which is less than the 37.1% assumed in the latest technical assumptions used in the financial projections.

It is important to note that this is an average efficiency derived from the total quantity of generation and the total fuel burn for the period.

Units such as those installed at Drax are most efficient when operating at maximum continuous output and the efficiency decreases as output is reduced. As more time at part load has proven necessary for operating under NETA, this has had a negative impact on the station efficiency.

Drax has been subjected to an increased number of starts compared with previous years. This is a result of the prevailing market conditions, and the constraints imposed by operating under the Primary Hedging Agreement may also have been a contributing factor. The number of starts also has an impact on fuel burn. This is due to the fuel consumed to produce sufficient steam at the required conditions to allow electricity to be generated and during startup a unit is a net consumer of electricity.

As the efficiency is calculated from total net generation and total coal burn both have a negative impact on the derived efficiency.

A measure that compares the efficiency achieved by the plant with the new and clean condition, compensating for part load and discounting starts is the Thermal Efficiency Monitoring Programme (TEMP) Factor. As TEMP compensates for the effects that starts and operating at part load have on efficiency, this provides a good indication of the condition of the plant.

Although the reported efficiency for 1998 was 38.4%, and for 2002 was 36.8%, the TEMP factor for the same two years was 97.1% and 96.7% respectively.

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AES Drax Holdings	AES Drax Business Plan	May 2003

Stone & Webster Consultants considers a temp factor of 97% to be good for the type and age of the power plant at Drax, and that the 96.7% TEMP Factor achieved during 2002 indicates that Drax has been maintained and operated in line with good industry practice, and that the degradation of either the boilers or steam turbine generators is not in excess of that envisaged at Financial Close.

The TEMP Factor for each month in 2002 is shown on the following graph.

4.3	Availability, Starts and Load Factor

One cause for this increase in reported forced outage rate is attributed to the current load factor, which is lower than that envisaged at Financial Close. At higher load factors the Units are kept in

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AES Drax Holdings	AES Drax Business Plan	May 2003

service as long as practicable even when more minor repairs have been identified as being necessary. Therefore, several repair activities will be completed during one declared forced outage. Whereas, under current market conditions, if the output from a unit has not been contracted in the short term then the opportunity will be taken to complete the repair. Similarly, repairs may be completed during successive day shifts rather than working round the clock to complete the repair, resulting in significantly longer outages. As the Unit is not available during the period when the repairs are being carried out this is correctly being declared as a forced outage.

Therefore, it is anticipated that the reported forced outage rate will reduce when market conditions improve and the commercial incentives to keep the Units on line are restored.

One of the indices that indicates the impact of availability on the business is commercial availability. Commercial Availability is a measure of availability weighted by its potential value to the business, the value is derived from the potential margin through power sales at market prices. It is a measure of actual availability during periods when market conditions exist making it commercially attractive to generate and ignores lost generation during periods when Drax would not be generating due to low demand or low prices.

The following graph compares the physical availability with the commercial availability for 2002.

The commercial availability for 2002 was 97.6%.

Stone & Webster Consultants	Page 11 of 24

AES Drax Holdings	AES Drax Business Plan	May 2003

5	EXPENDITURE

The following table lists the budgets included in the Business Plan. The amounts are in £ millions at 2003 price estimates and exclude escalation.

	Core	Core Maintenance				Capital
Year	Operations	Breakdown	Preventative	Overhaul	MRR(1)	Expenditure	Total
2003							34.738
2004							38.567
2005							36.082
2006							34.709
2007							52.093
2008							42.001
2009							27.325
2010							27.203
2011							60.465
2012							56.982
2013							48.949
2014							50.105
2015							51.006
2016							46.451
2017							32.492
2018							37.863
2019							36.444
2020							39.820
2021							28.331
2022							27.688
2023							30.683
2024							35.380
2025							30.558
2026							25.970
2027							26.374
2028							28.234
2029							25.776
2030							25.572
2031							17.535
2032							22.538
2033							21.426
Total							1,099.370

(1) Major Repairs and Renewals

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AES Drax Holdings	AES Drax Business Plan	May 2003

5.1	Core Operations

The Core Operations budget covers all process costs at Drax are well understood, and the sum of £[redacted] per year has been derived from recent actual expenditure, and adjusted upwards to reflect the anticipated annual volume of generation in future years of 23TWh.

Stone & Webster Consultants has reviewed the supporting data and considers both the basis for the estimate and the amount included to be a reasonable.

5.2	Core Maintenance

Core Maintenance expenditure comprises Breakdown Maintenance, Preventative Maintenance and Overhaul Maintenance.

The information provided by AES Drax identified 14 main plant areas, and included estimates for Core Maintenance requirements for each year in each area. The projected expenditure is based on a continuation of the ongoing maintenance regimes, adjusted for the four and eight year maintenance cycle.

The Core Maintenance activities at Drax are well understood, and the sums included for Breakdown and Preventative maintenance of £[redacted] and £[redacted] respectively for each year has been derived from recent actual expenditure, and adjusted upwards to reflect the anticipated annual volume of generation in future years of 23TWh.

Stone & Webster Consultants considers this to be a sound basis for estimating the projected expenditure, and the amounts to be reasonable.

As the plant at Drax is mature, there is a detailed database of the maintenance activities required during scheduled outage overhauls. Additionally, the ongoing plant monitoring regime, which allows AES Drax to regularly assess the levels of maintenance items of plant will require during overhauls. Therefore, the scope of work, and hence expenditure, associated with future overhauls can be estimated.

Stone & Webster Consultants considers the amounts and timing of the estimates included for Overhaul Maintenance to be reasonable.

5.3	Major Repairs and Renewals

The breakdown of planned expenditure on MRR is more detailed with 19 items of plant that AES Drax have identified as requiring ongoing expenditure. The majority of the items were either ongoing maintenance activities or work which AES Drax had obtained quotes for.

Stone & Webster Consultants considers this to be a sound basis for the projected expenditure, and the amounts and phasing to be reasonable.

It should be noted that the total sum for MRR estimated in the Business Plan have been levelised in the model and split into £[redacted] for MRR schemes plus £[redacted] for other MRR expenditure.

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AES Drax Holdings	AES Drax Business Plan	May 2003

5.4	Capital Expenditure

AES Drax have identified 50 items throughout the station, which will require significant capital expenditure during the thirty year period being considered.

The majority of the total capital expenditure is for replacement of heat exchanger sections within the boiler. There are also items of plant within the turbine, feed system, electrical systems, renewal of control systems in the early years, balance of plant and coal mills areas that have been identified as requiring capital expenditure during the period being considered. The additional NOx abatement measures discussed in the following section is also included in the capital expenditure budgets.

Some of these items are ongoing maintenance activities where the components have been periodically replaced in the past and the costs have been defined. For other components, the plant monitoring regime allows AES Drax to regularly assess the life remaining in each major component within the power plant and predict when the component has reached the end of its economic life.

The dominant means by which the useful life of items of plant is used up is known and can therefore be monitored. For example some areas within the boiler furnace suffer from thinning of the tube walls due to erosion and corrosion. The tube thickness is regularly surveyed, the rate of metal loss determined, and the remaining life of the component estimated. Other components have a limited creep life, again by regular inspection and testing the creep life remaining in the component can be assessed, providing an estimate as to when the component will need to be replaced.

For the more major items AES Drax have obtained budget estimates from discussions with subcontractors.

Stone & Webster Consultants considers this to be a sound basis for the projected expenditure, and the amounts and phasing to be reasonable.

5.5	NOx Abatement

The budgets for additional NOx abatement measures are included in the capital expenditure budgets. As discussed earlier in this report, one system will need to be fitted to meet the 2008 limits and an additional system to meet the 2016 limits for NOx emissions anticipated under the new regulations.

The technology selected to reduce NOx emissions to meet 2008 limits is an Over Fire Air (OFA) system for all six units at Drax. Stone & Webster Consultants considers OFA to be a well proven commercially available technology. AES Drax have recently obtained quotations from suppliers of these systems and the present day cost is £3 million per unit. The line item included in the capital expenditure reflects the cost and timing for installing this equipment.

In order to meet the limits contemplated for 2016, additional NOx abatement systems will be required. Given that it will be 10 years from now until the additional systems will be fitted at Drax, accurate estimates of the costs of these systems is not practical due to the period in which advances in NOx abatement technology can be made. In addition, there is uncertainty as to the final drafting

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AES Drax Holdings	AES Drax Business Plan	May 2003

of the legislation and therefore if all the units at Drax will need to have the additional abatement measures fitted.

AES Drax have included a provision of £10 million per unit for NOx abatement measures to meet the 2016 emissions limits.

There are two technologies currently available which will achieve the required reduction in NOx, which are Selective Non-Catalytic Reduction (SNCR) and Selective Catalytic Reduction (SCR).

Stone & Webster Consultants considers £10 million per unit a reasonable provision for retrofitting SNCR to each unit at Drax, but there are currently practical difficulties associated with fitting SNCR to large power station boilers such as those installed at Drax. However, there is a ten year period for this technology to be developed before 2012 when it is envisaged that the first units at Drax will fitted with this level of NOx abatement.

Current prices for SCR are in excess of the provision in the plan, however as the technology matures and develops over the next 10 years there may be a downward trend in the costs of this technology.

However, it is important to note that there are other technologies, which by the time the additional abatement is required may be sufficiently developed to prove to be better suited for retrofitting to the Units at Drax.

Therefore, given the current status of the NOx abatement technology, and the uncertainty associated with the anticipated legislation, Stone & Webster Consultants considers the £10 million per unit to be a reasonable provision for future NOx abatement. However, it is understood that this will need to be reviewed and revised nearer the time.

Given the uncertainty discussed above, Stone & Webster Consultants recommends that a downside sensitivity be run with increased capital expenditure for fitting SCR, which is considered proven, to all six units, at 2003 prices.

Year	Units	Increase in Capital Expenditure
2012	1 & 5	£24 million
2013	6	£12 million
2014	4	£12 million
2015	2 & 3	£24 million

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AES Drax Holdings	AES Drax Business Plan	May 2003

6	PLANT PERFORMANCE PROJECTIONS

6.1	Availability

Given the level of expenditure included for all the various items of plant, Stone & Webster Consultants believes that there will be no significant increase in the amount of lost generation due to forced outages. Additionally, there should be some benefits from the change in the outage regime and the recent availability and reliability study recently instigated by AES Drax. Obviously it is to early to quantify the impact of these measures.

AES Drax advise that the forced outage rate and scheduled outage timings and durations provided to the energy market consultant as a basis for driving load factor remains unchanged from the June 2002 bank Forecasting Exercise. Stone & Webster Consultants considers this to be a reasonable assumption.

6.2	Capacity

The rated gross output of the units at Drax is 660MW. Stone & Webster Consultants does not believe that there will be any reduction in output of the boilers or turbine generators during the period covered by the Business Plan.

6.3	Efficiency

Trends in reported efficiency is discussed in section 4 of this report. The calculated efficiency going forward is discussed in section 7.3. Given the level of expenditure included in the Business Plan, Stone & Webster Consultants considers the efficiencies used as a basis for the Financial Projections to be reasonable and achievable.

6.4	Impact of NOx Abatement Measures

AES Drax advise that the penalty in additional works power for fitting OFA would be a maximum of 2.3MW per unit.

6.5	Scheduled Outage Duration

AES Drax believe that both the NOx abatement systems can be substantially completed with the units in service. Then, during a scheduled outage, the new systems can be connected to the boilers. AES Drax believes that there should be no need to increase the duration of the scheduled outages already included in the Business Plan. Stone & Webster Consultants considers this to be achievable for the OFA, and will need to be reviewed in light of the technology selected for the 2016 limits.

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6.6	Remaining Life

Provided that the required level of expenditure is maintained there is no reason for the power plant not to last to 2033, however it is beyond Stone & Webster Consultants’ scope as to whether it is economical to do so. There are stations in the UK still operating which were commissioned in the early sixties.

7	FINANCIAL MODEL

AES Drax included specific annual estimates for planned outages and capital investments but the rest of the O&M cost modelling reflected a typical annual cost profile for the plant over the Business Plan period. AES Drax believes that it does not add much value to try and assume what the specific expenditure for each particular cost heading will be in the medium to long term. Therefore AES Drax focussed on modelling a credible annual O&M overall cost level which could then be tested against different market price and operating regime scenarios. The sums discussed in section 5 of this report should be compared with the model inputs listed in sections 7.8 to 7.13.

The calculations in the Financial Model are quarterly, and the fuel consumption, limestone consumption, ash production and gypsum production are calculated from the load factors assumed for the period.

Operations and Maintenance costs have been derived from historical data as discussed in section 5, and, correctly, do not vary with load factor.

The key Technical Assumptions for the financial projections are discussed in more detail in this section.

7.1	Net Capacity

The net capacity for each unit is stated as 630MW, which is correct at present. However, the fitting of OFA may reduce this to 628MW.

7.2	Number of Units

The model assumes that all six units will be in service for the 30 year period covered by the Business Plan, this reflects Stone & Webster Consultants understanding of AES Drax intentions.

7.3	Plant Net Efficiency

In the previous model, the net efficiency was derived from historical data and was subject to degradation. No adjustment for either the load factor or the number of starts during the period was applied for the net efficiency. In this model load factor and starts are taken into account.

The Generation Sold is derived from the load factor, provided from the Market Data input sheet. The load factor is then multiplied by the net output of the unit, the number of units in service and

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the hours in the period. An amount (1%) is deducted for transmission losses. Stone & Webster Consultants considers this method of calculating the net generation to be reasonable.

The Gross Generation is correctly calculated by adding the works power consumed and the transmission losses to the Generation Sold.

The model calculates from the number of starts during the period the total fuel consumed for the start, and includes a nominal period of time that the unit is out of service prior to the start.

From the remaining running hours and the volume of gross generation for the period, the load, as a percentage of gross capacity is calculated.

A simplified form of the efficiency characteristics of the power plant is represented in a formula and the gross efficiency calculated for any load between minimum stable generation to maximum continuous rating.

The fuel consumption for generation is calculated and the fuel required for starts added to provide the total fuel consumption for the period.

The calculated gross efficiency is then converted to net efficiency and degraded from the new and clean condition by applying the Thermal Efficiency Mapping Programme (TEMP) factor.

The following graph shows how the calculation varies the efficiency used for calculating fuel consumption varies with both load factor and the number of starts.

Stone & Webster Consultants considers the calculation methodology to be reasonable and adjusting efficiency for load factor and number of starts to be an improvement over the way efficiency was previously treated.

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7.4	TEMP Factor

Thermal Efficiency Monitoring Programme (TEMP) Factor assumed in the model is 97%. Trends in TEMP Factor are discussed in section 4.2 of this report. Based on the historical data for Drax, Stone & Webster Consultants considers 97% to be a reasonable assumption for the financial projections.

7.5	Fuel Supply and Pricing Assumptions

The assumptions sheet allows for contracted coal, five different merchant coals, petcoke, biomass, and fuel oil.

For each coal the basic characteristics of Lower Heating Value (LHV), Sulphur Content and Ash Content can be entered. The characteristics for the current coal contract has been used, which is not unreasonable, and the characteristics of the merchant coals will need to be entered later as the characteristics will not be known until the contracts are placed.

The model calculates the volume of coal burned in each period, and if the burn is less than the contract coal purchases the surplus is added to the coal stockpile. If the coal burn is in excess of that being purchased under the existing contracts then coal is removed until the minimum amount is reached then merchant coal is purchased.

If petcoke or biomass is to be burned then the volume of coal burned is reduced accordingly.

For petcoke the model allows for petcoke to be burned or not, and allows the start date and end date of the burn and the blend of petcoke in coal. In the version reviewed by Stone & Webster Consultants it has been assumed that petcoke will not be burned. The basic characteristics of Lower Heating Value (LHV), Sulphur Content and Ash Content can be entered for petcoke, and the characteristics entered in the model are considered reasonable.

The price of petcoke has been set at 50% of the price of coal, commenting on the reasonableness of this assumption is out with Stone & Webster Consultants area of expertise.

Similarly for biomass the model allows for biomass to be burned or not, and allows the start date and end date of the burn and the blend of biomass in coal. In the version reviewed by Stone & Webster Consultants it has been assumed that biomass will be burned. Although the test burns of biomass have not as yet been completed at Drax, Stone & Webster Consultants is not aware of any technical reasons for the station being unable to burn the biomass/coal blends specified. The Lower Heating Value (LHV) of the biomass can be entered. A nominal sum for fixed O&M when burning biomass has been included, and provision for variable O&M. In addition to the cost of purchasing the biomass there has been included a revenue stream for ROCs.

Commenting on the reasonableness of the price of biomass or the forward curve for ROCs is out with Stone & Webster Consultants area of expertise.

The minimum coal stock levels to be held at Drax is set at 750,000 tonnes for the first six months of the year, and 850,000 tonnes per year for the second six month period. Stone & Webster Consultants understands that this is AES Drax strategy to maintain sufficient stocks over the Christmas holiday period, when deliveries may be delayed.

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The model also correctly calculates the tonnage of fuel oil consumed during starts, and during normal operation. The cost of the total tonnage of fuel oil burn is then calculated.

7.6	Other Cost and Revenue Data

Parameter
FGD Capture Rate	[redacted]
Limestone consumption conversion factor	[redacted]
Unit Cost of limestone	[redacted]
Gypsum production conversion factor	[redacted]
Unit price of Gypsum	[redacted]
FBA Ash Sold	[redacted]
PFA Ash Sold	[redacted]
FBA Ash Price	[redacted]
PFA Ash Price	[redacted]

From our review of historical operations data, Stone & Webster Consultants considers these assumptions to be reasonable.

FGD Capture Rate
This is the proportion of the sulphur in the fuel blend for the station that is removed by the FGD and converted to gypsum. The model correctly calculates the quantity remaining in the flue gas stream as SO2 emissions, and the amount converted to gypsum.

Limestone consumption conversion factor
This constant is derived from the chemical reaction between the sulphur removed in the FGD and the limestone to create gypsum. The model correctly calculates the quantity of limestone required to react with the quantity of sulphur removed from the flue gas stream.

Gypsum production conversion factor
This constant is also derived from the chemical reaction between the sulphur removed in the FGD and the limestone to create gypsum. The model correctly calculates the quantity of gypsum produced from the reaction between the limestone and the quantity of sulphur removed from the flue gas stream.

FBA Ash Sold
This is the percentage of the total ash production from burning the fuel blend that is removed from the boiled as furnace bottom ash and sold. This is an empirical constant derived from operational experience gained over the years.

PFA Ash Sold
This is the percentage of the total ash production from burning the fuel blend that is removed from the boiled as fly ash and sold. This is also an empirical constant derived from operational experience gained over the years.

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7.7	Emissions Assumptions

The model includes the current limits for atmospheric emissions of SO2, which vary with load factor.

7.8	Process Costs — Core Operations

The total Core Process Costs of £[redacted] per annum assumed in the model reflects the estimates discussed in section 5 of this report. Stone & Webster Consultants considers this to be a reasonable assumption for the financial projections.

7.9	Breakdown Maintenance

The Breakdown Maintenance Costs of £[redacted] per annum assumed in the model reflects the estimates discussed in section 5 of this report. Stone & Webster Consultants considers this to be a reasonable assumption for the financial projections.

7.10	Preventative Maintenance

The Preventative Maintenance Costs of £[redacted] per annum assumed in the model reflects the estimates discussed in section 5 of this report. Stone & Webster Consultants considers this to be a reasonable assumption for the financial projections.

7.11	Overhaul Maintenance

The Overhaul Maintenance Costs assumed in the model reflects the estimates tabulated at the beginning of section 5 of this report and discussed in more detail in section 5.2. Stone & Webster Consultants considers this to be a reasonable assumption for the financial projections.

7.12	Major Repairs and Renewals

The amount included in the model for each year for MMR Schemes and Other MMR expenditure of £[redacted] and £[redacted] respectively reflects the estimates discussed in section 5 of this report. However, they have been levelised over the period covered by the Business Plan. Stone & Webster Consultants considers this to be a reasonable assumption for the financial projections.

7.13	Capital Expenditure

The Capital Expenditure assumed in the model for each year reflects the estimates discussed in section 5 of this report. Stone & Webster Consultants considers this to be a reasonable assumption for the financial projections.

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7.14	Ash Handling

The quantity of the ash not sold as FBA or PFA is deposited on the ash mound. The costs associated with disposing of the ash is based on historic operational data and adjusted for 23TWh per annum. A sum of £[redacted] has been included in the model, which is the sum estimated for and included in the Business Plan.

7.15	Salaries

The £18,034,753 included in the Business Plan is in excess of the actual of £16,314,000 for 2002.

7.16	Business Support

The £6,659,000 included in the Business Plan compares favourably with the £6,897,000 actual for 2002.

7.17	IT and Ash Support Costs

The £[redacted] included in the Business Plan compares is marginally lower than the actual expenditure of £1,709,000 for 2002.

7.18	Rent and Rates

The £20,700,000 included in the Business Plan compares favourably with the £17,930,000 actual for 2002.

7.19	O&M Fee

Stone & Webster Consultants received a scope of services to be provided for the £5,000,000 O&M Fee. The scope is comprehensive and in line with other O&M service agreements that Stone & Webster Consultants is familiar with. The following is a précis of the key items included in the scope.

Operations
AES are to operate the power station in accordance with good industry practice and to the standards of a reasonable and prudent operator. This includes maintaining reasonable levels of staffing with appropriately qualified personnel. Keep the power station in good order, and optimise availability and efficiency of the power plant. Co-ordinate with NGC for the dispatch of electricity from Drax.

Maintenance and Repairs
This includes the day-to day maintenance and repairs, managing overhauls and major breakdown repairs, and maintain all documentation required for the safe and reliable operation of the plant.

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Financial Services
This includes providing monthly management accounts and reports, ensuring that sufficient personnel are retained as required for proper performance of Financial Services. Provide budgeting, financial accounting bookkeeping, treasury and cash management services as required by the financing documents.

Commercial Services
Administer commercial aspects of and ensure compliance with project and finance documents. Ensure that any reports or other information is provided as required by the project documents or financing documents.

Trading Services
This includes the purchase of fuel, operate the agreed risk management procedures for trading activities, review and recommend revisions to the agreed trading strategy, optimise sale of electrical energy as permitted by the Trading Strategy, submit notifications in accordance with the notification agreement and submit Bid-Offer Pairs to the Balancing Mechanism.

Corporate Services The operators fee would also cover additional services provided at AES Group or Corporate level, including: –
–	Tax
–	Swaps and derivatives
–	Legal
–	Global risk management
–	Financing
–	Compliance and Internal Control
–	Global Sourcing
–	Safety Audit
–	Regulatory
–	Government relations
–	e-mail administration

Stone & Webster Consultants considers the fee to be at the upper end of the range anticipated for providing this scope of services for a power station of the type and size of AES Drax.

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